Registration No. 333-167527

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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DEYU AGRICULTURE CORP.
(Exact name of registrant as specified in its charter)

Nevada	5080	80-0329825
(State or other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Tower A, Century Centre, Room 808, 8 North Star Road, Beijing, PRC
Telephone: 86-13828824414
                (212) 465-2647
 (Address and Telephone Number of Registrant’s Principal
Executive Offices and Principal Place of Business)

Val-U-Corp Services, Inc.
1802 North Carson Street. Suite 108
Carson City, NV 89701
Tel. No.: (800) 555-9141
 (Name, Address and Telephone Number of Agent for Service)

Copies of communications to:

Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
Tel. No.: (732) 409-1212
Fax No.: (732) 577-1188

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities to be Registered	Amount to be Registered		Proposed Maximum Aggregate Offering Price per share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value per share, issuable upon conversion of the Series A Preferred Stock	2,455,863	(1)	$4.40	$10,805,797	$770.45

Common Stock, $0.001 par value per share, issuable upon exercise of investor warrants	982,362	(3)	$5.06	$4,970,752	$354.41

Common Stock, $0.001 par value per share, issuable upon exercise of placement agent warrants	171,911	(4)	$4.84	$832,049	$59.33

Total	3,610,136	(5)		$16,608,598	$1,184.19

(1)           Represents the total number of common shares issued to 48 investors in the registrant’s private placement of 2,455,863 units. Each unit consists of (i) one share of Series A Convertible Preferred Stock, and (ii) one warrant (the “Investor Warrants”) to purchase 0.4 shares of common stock at an exercise price of $5.06 per share.

(2)           Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. The proposed maximum offering price is determined by the offering price of the common shares in the private placement completed on May 10, 2010.

(3)           Represents the number of common shares issuable upon exercise of the Investor Warrants at an exercise price of $5.06 per share. The number of shares issuable upon exercise of Investor Warrants does not exactly equal 40% of the number of shares of common stock issuable upon conversion of the Series A Preferred Stock because there were multiple investors and certain investors purchased units that resulted in fractional warrants. All fractional Investor Warrants were rounded up. Accordingly, there are 17 additional Investor Warrants being registered in this Registration Statement.

(4)           Represents the number of common shares issuable upon exercise of the placement agent warrants (the “Placement Agent Warrants”) at an exercise price of $4.84 per share.

(5)           In the event that the total number of common shares registered herein (the “Registrable Securities”) exceeds the limitation set forth pursuant to Rule 415, the number of Registrable Securities to be registered herein will be reduced first by the Registrable Securities owned by the placement agent and second, on a pro rata basis, among the investors based on the total number of unregistered common shares underlying the Investor Warrants on a fully-diluted basis.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

DEYU AGRICULTURE CORP.

3,610,136 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 3,610,136 shares (the “Shares”) of our common stock, par value $0.001 per share, including (i) 2,455,863 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, (ii) 982,362 shares of Common Stock issuable upon exercise of Investor Warrants, and (iii) 171,911 shares of our common stock issuable upon exercise of the Placement Agent Warrants (the Investor Warrant and the Placement Agent Warrants collectively shall be referred to as the “Warrants”). The Shares were issued to the selling stockholders in private placement transactions which were exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.

We completed a $10,805,749.80 USD private placement of our securities to accredited investors at $4.40 per Unit, with each “Unit” consisting of one share of Series A Convertible Preferred Stock, and one warrant to purchase 0.4 shares of common stock with an exercise price of $5.06 per share.  The offering was made with a minimum closing amount of $7,000,000 and a maximum closing amount of $10,000,000 with an over-allotment allowance of $2,500,000.  The placement agent received compensation of: (i) cash commission in the amount of 7% of any money raised; (ii) cash payment in the amount of 1% of any money raised as a corporate finance fee; and (iii) warrants equal to 5% of the total number of securities sold to investors.  Our net proceeds, after payment of the placement agent fees, was $9,941,289.65.

The selling stockholders may offer all or part of their Shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. The common stock trades on the Over-the-Counter Bulletin Board under the symbol “ECBI”.  The stock has very limited trading activity, however, the last trade occurred on September 8, 2010 and 1,000 shares sold at $8.00 per share.  We will not receive any of the proceeds from the Shares by the selling stockholders, but we will receive funds from the exercise of the Warrants if and when those Warrants are exercised on a cash exercise basis. We are paying all of the registration expenses incurred in connection with the registration of the Shares, but we will not pay any of the selling commissions, brokerage fees and related expenses.

Our common stock is quoted on the OTCBB under the symbol “ECBI.” No liquid public market currently exists for our Common Stock and there can be no assurance that an active trading market will develop, or if an active market does develop, that it will continue.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 to read about factors you should consider before investing in shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMITTEE NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of This Prospectus is: September [  ], 2010

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus.  This summary does not contain all the information that you should consider before investing in the common stock of Deyu Agriculture Corp. (referred to herein as the “Company,” “ECBI,” “we,” “our,” and “us”), formerly known as Eco Building International, Inc.  You should carefully read the entire Prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements before making an investment decision.

In this prospectus, there may be references made to “registered capital,” “capital contributions,” or “limited liability companies.”  These references refer to Deyu Agriculture Corp’s subsidiaries which are incorporated in Hong Kong, the British Virgin Island or are incorporated under the laws of the People’s Republic of China (“PRC”).  Companies registered in these jurisdictions are not measured in terms of shares owned but in terms of the amount of capital that has been or will be contributed to a company by a particular shareholder or all shareholders. The portion of a limited liability company’s total capital contributed by a particular shareholder represents that shareholder’s ownership of the company and the total amount of capital contributed by all shareholders is the company’s total equity. Capital contributions are made to a company by deposits into a dedicated account in the company’s name, which the company may access in order to meet its financial needs. When a company’s accountant certifies to PRC authorities that a capital contribution has been made and the company has received the necessary government permission to increase its contributed capital, the capital contribution is registered with regulatory authorities and becomes a part of the company’s “registered capital”.  These references are being made in connection with our subsidiaries located in those jurisdictions.

Business Overview

Prior to the share exchange transaction described below, we were a development stage company intending to commence business operations by purchasing eco-friendly building supplies for sale throughout Europe and North America. We were incorporated in the State of Nevada on December 23, 2008, with the intent to focus on both retail and wholesale businesses. Our common stock is thinly traded on the over-the-counter market under the symbol “ECBI.” Prior to the Share Exchange, we had not generated any revenue and accumulated losses of $17,760 for the period from inception through November 30, 2009.

On April 27, 2010, we completed the acquisition of City Zone Holdings Limited, an emerging organic and non-organic agricultural products distributor in the Shanxi Province of PRC engaged in procuring, processing, marketing and distributing various grain and corn products (“City Zone”), by means of a share exchange.  Simultaneously with the acquisition, we completed a USD $10,805,749.80 private placement of our securities to accredited investors at $4.40 per Unit, with each “Unit” consisting of one share of Series A Convertible Preferred Stock, and one warrant to purchase 0.4 shares of common stock with an exercise price of $5.06 per share. We changed our name from “Eco Building International, Inc.” to “Deyu Agriculture Corp.” on June 2, 2010.

THE OFFERING

Common stock offered by selling security holders
3,610,136 shares of common stock. This includes (i) 2,455,863 shares of common stock underlying our Series A Preferred Stock; (ii) 982,362 shares of common stock issuable upon exercise of outstanding Investor Warrants; and (iii) 171,911 shares of common stock issuable upon exercise of outstanding Placement Agent Warrants.

Common stock outstanding before the offering	9,999,999 common shares as of June 15, 2010 (does not include up to 2,455,863 shares issuable upon conversion of Series A Convertible Preferred Stock).

Common stock outstanding after the offering (assuming full conversion of all of the Series A Preferred shares and full exercise of all of the Warrants)	13,610,135 shares.

Terms of the Offering	The selling security holders will determine when and how they will sell the common stock offered in this prospectus.

Termination of the Offering
The offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Prospectus or (ii) such time as all of the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or any other rule of similar effect.

Use of proceeds
We are not selling any shares of the common stock covered by this prospectus, and, as a result, will not receive any proceeds from this offering. To the extent that the selling stockholders exercise in cash all of the Investor Warrants, we would receive $4,970,752 in the aggregate from such exercise.  The proceeds from the cash exercise of such warrants, if any, will be used by us for working capital and other general corporate purposes.

OTCBB Trading Symbol	ECBI. OB

Risk Factors	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on page 3.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this Prospectus before making an investment decision with regard to our securities. The statements contained in or incorporated into this Prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Substantially all of our business, assets and operations are located in PRC and substantially all of our revenue is derived from our operations in PRC which subjects us to the risks related to economic, political and legal developments in PRC.

Substantially all of our business, assets and operations are located in China. The economy of the PRC differs from the economies of most developed countries in many respects. The economy of PRC has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may have a negative effect on us.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our future success will depend in substantial part on the continued services of our senior management. The loss of the services of one or more of our key personnel could impede implementation of our business plan and result in reduced profitability. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified technical sales and marketing customer support. Because of the rapid growth of the economy in the PRC, competition for qualified personnel is intense. We cannot guarantee that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain qualified personnel in the future. If we are unsuccessful in our efforts in this regard, it could have an adverse effect on our business, financial condition and results of operations.

Any disruption of the operations in our factories would damage our business.

Our operations could be interrupted by fire, flood, earthquake and other events beyond our control for which we may not carry adequate insurance. Any disruption of the operations in our factories would have a significant negative impact on our ability to store, package, manufacture, and deliver products which would cause a potential diminution in sales, the cancellation of orders, damage to our reputation and potential lawsuits.

Adverse weather conditions could reduce supply and/or demand for our products.

The supply of and demand for our corn and grain products fluctuate significantly with weather conditions, which could have either a positive or negative effect on production. If any natural disasters, such as flood, drought, hail, tornadoes or earthquakes, occur, supply for our products would likely be reduced.

We may encounter substantial competition in our business and our failure to compete effectively may adversely affect our ability to generate revenue.

We believe that existing and new competitors will continue to improve their products and to introduce new products with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development and productivity improvements to compete effectively in our markets. Our competitors could develop a more efficient product or undertake more aggressive and costly marketing campaigns than ours, which may adversely affect our marketing strategies and could have a material adverse effect on our business, results of operations and financial condition.

Our major competitors may be better able than we to successfully endure downturns in our sector. In periods of reduced demand for our products, we can either choose to maintain market share by reducing our selling prices to meet competition or maintain selling prices, which would likely sacrifice market share. Sales and overall profitability would be reduced in either case. In addition, we cannot assure you that additional competitors will not enter our existing markets, or that we will be able to compete successfully against existing or new competition.

We may not be able to obtain regulatory or governmental approvals for our products which may delay or suspend the production, packaging and/or distribution of our products.

The manufacture and sale of our agricultural products in the PRC is regulated by the PRC and the local Provincial Government. The legal and regulatory regime governing our industry is evolving, and we may become subject to different, including more stringent, requirements than those currently applicable to us. We may be vulnerable to local and national government agencies or other parties who wish to renegotiate the terms and conditions of, or terminate their agreements or other understandings with us, or implement new or more stringent requirements, which may require us to suspend or delay production of their products. Our many permits and licenses related to the agricultural and food industries may expire and there is not guarantee the government or certifying agency will renew our licenses and/or certifications.

Potential environmental liability could have a material adverse effect on our operations and financial condition.

To the knowledge of our management team, neither the production nor the sale of our products constitutes activities, or generates materials that create any environmental hazards or violates PRC environmental laws. Although it has not been alleged by PRC government officials that we have violated any current environmental regulations, we cannot assure you that the PRC government will not amend the current PRC environmental protection laws and regulations. Our business and operating results may be materially and adversely affected if we were to be held liable for violating existing environmental regulations or if we were to increase expenditures to comply with environmental regulations affecting our operations.

We do not have key man insurance on our Chairman and CEO, on whom we rely for the management of our business and any loss of service by our Chairman and CEO could cause a material adverse effect on our business.

We depend, to a large extent, on the abilities and participation of our current management team, but have a particular reliance upon Mr. Jianming Hao, our CEO and Chairman of the Board. The loss of the services of Mr. Hao, for any reason, may have a material adverse effect on our business and prospects. We cannot assure you that the services of Mr. Hao will continue to be available to us, or that we will be able to find a suitable replacement for him. We do not carry key man life insurance for any key personnel.

Any significant fluctuation in price of our raw materials may substantially increase our manufacturing costs.

The prices for the raw materials that we use in the manufacture of our fertilizer products are subject to market forces largely beyond our control, including the price of coal, our energy costs, organic chemical feedstock costs, market demand, and freight costs. The prices for these raw materials may fluctuate significantly based upon changes in these forces. If we are unable to pass any raw material price increases through to our customers, we could incur significant losses and a diminution of the market price of our common stock.

Our plans to build additional plants and to improve and upgrade our internal control and management system will require capital expenditures in 2010 which could result in a shortage of cash.

Our plans to build additional plants and to improve and upgrade our internal control and management system will require capital expenditures in 2010. We may also need further funding for working capital, investments, potential acquisitions and joint ventures and other corporate requirements. We cannot assure you that cash generated from our operations will be sufficient to fund these development plans, or that our actual capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Our ability to obtain external financing at reasonable costs is subject to a variety of uncertainties. Failure to obtain sufficient external funds for our development plans could adversely affect our business, financial condition and operating performance.

Our planned expansion and technical improvement projects could be delayed or adversely affected by, among other things, failures to receive regulatory approvals, difficulties in obtaining sufficient financing, technical difficulties, or human or other resource constraints.

Our planned expansion and technical improvement projects could be delayed or adversely affected by, among other things, failures to receive regulatory approvals, difficulties in obtaining sufficient financing, technical difficulties, or human or other resource constraints. Moreover, the costs involved in these projects may exceed those originally contemplated. Costs savings and other economic benefits expected from these projects may not materialize as a result of any such project delays, cost overruns or changes in market circumstances. Failure to obtain intended economic benefits from these projects could adversely affect our business, financial condition and operating performances.

We need to manage growth in operations to maximize our potential growth and achieve our expected revenues and our failure to manage growth will cause a disruption of our operations resulting in the failure to generate revenue at levels we expect.

In order to maximize potential growth in our current and potential markets, we believe that we must expand our manufacturing and marketing operations. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively train, motivate, and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We cannot assure you that our organic growth strategy will be successful which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow organically through increasing the distribution and sales of our products by penetrating existing markets in PRC and entering new geographic markets in PRC. However, many obstacles to entering such new markets exist including, but not limited to, established companies in such existing markets in the PRC. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this organic growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

If we need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

If adequate additional financing is not available on reasonable terms, we may not be able to undertake plant expansion, purchase additional machinery and purchase equipment for our operations and we would have to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the release of competitive products by our competition; (iii) the level of our investment in research and development; and (iv) the amount of our capital expenditures. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our shares of common stock can also be expected to be subject to volatility resulting from purely market forces over which we will have no control. If we need additional funding we will, most likely, seek such funding in the United States (although we may be able to obtain funding in the PRC) and the market fluctuations affect on our stock price could limit our ability to obtain equity financing.

If we cannot obtain additional funding, we may be required to: (i) limit our plant expansion; (ii) limit our marketing efforts; and (iii) decrease or eliminate capital expenditures.

Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are acceptable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to the units. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

We may not be able to meet the accelerated filing and internal control reporting requirements imposed by the Securities and Exchange Commission resulting in a possible decline in the price of our common stock and our inability to obtain future financing.

As directed by Section 404 of the Sarbanes-Oxley Act, as amended by SEC Release No. 33-8934 on June 26, 2008, the Securities and Exchange Commission adopted rules requiring each public company to include a report of management on the company’s internal controls over financial reporting in its annual reports.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. Commencing with our annual report for fiscal year 2010, we will be required to include a report of management on its internal control over financial reporting.  The internal control report must include a statement

●	of management’s responsibility for establishing and maintaining adequate internal control over its financial reporting;
●	of management’s assessment of the effectiveness of its internal control over financial reporting as of year end; and
●	of the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, it is possible that we would be unable to file our Annual Report on Form 10-K with the Securities and Exchange Commission, which could also adversely affect the market price of our securities and our ability to secure additional financing as needed.

We acquired City Zone Holdings Limited through a share exchange transaction where we acquired a foreign company that merged with a United States shell company, so our operating subsidiaries do not have a history of compliance with United States securities laws and accounting rules.

In order to be able to comply with United States securities laws, our operating subsidiaries prepared financial statements for the first time under U.S. generally accepted accounting principles and recently had the initial audit of its financial statements in accordance with Public Company Accounting Oversight Board (United States) rules. Because our operating subsidiaries do not have significant experience with U.S. generally accepted accounting principles, it may be more burdensome for it to comply on a timely basis with SEC reporting requirements.

Labor disputes could significantly affect our operations.

Labor disputes with our employees or labor disputes, work stoppages or slowdowns at any of its subcontractors or suppliers could significantly disrupt operations or expansion plans. Delays caused by any such disruptions could materially affect projections for increased capacity, production and revenues, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Because all of our operations and most of our directors and officers may reside in the PRC and outside the United States and because we may not consent to service of process in the United States or to the jurisdiction of any United States court, it may be difficult for you to enforce your rights against us or enforce United States judgments against us in the PRC.

After the completion of this reverse merger, substantially all of our operations and all of our directors and officers may reside outside of the United States.  Foreign officers or directors may not consent to service of process in the United States or to the jurisdiction of any United States Court.  It may therefore be difficult for investors in the United States to enforce their legal rights, to effect service of process upon us, our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under United States federal securities laws.  Moreover, we have been advised that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States.  Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the United States federal securities laws.

Risks Relating to the People's Republic of China

Certain political, geographic and economic factors relating to operating in the PRC could adversely affect our business operations.

The PRC is transitioning from a planned economy to a market economy. While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the PRC economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating results may be adversely affected by changes in the PRC's economic and social conditions as well as by changes in the policies of the PRC government, such as changes in laws and regulations (or the official interpretation thereof), measures which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of restrictions on currency conversion in addition to those described below.

The uncertain application of many relatively new PRC laws that may apply to us create an unpredictable environment for our business operations and could have a material adverse effect on us.

The PRC legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value. In 1979, the PRC began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and business prospects.

Labor costs may be increased due to the implementation of the new PRC Labor Contract Law.

The PRC Labor Contract Law was adopted by the Standing Committee of the National People’s Congress of PRC on June 29, 2007 and became effective on January 1, 2008. The implementation of the new law, especially the following provisions, may increase our labor costs: (a) an employer shall make monetary compensation, which shall be based on the number of an employee’s working years with the employer at the rate of one month’s wage for each year, to the employee upon termination of the employment contract with certain exceptions (for example, in the circumstances where the term of a fixed-term employment.

contract expires and the employee does not agree to renew the contract even though the conditions offered by the employer are the same as or better than those stipulated in the current contract); (b) the wages of an employee on probation may not be less than the lowest wage level for the same job with the employer or less than 80% of the wage agreed upon in the employment contract, and may not be less than the local minimum wage rate; (c) if an employee has been working for the employer for a consecutive period of not less than 10 years, or if a fixed-term employment contract with an employee was entered into on two consecutive occasions, generally the employer should enter into an open-ended employment with such employee, unless the employee requests for a fixed-term employment contract; (d) if an employer fails, in violation of the related provisions, to enter into an open-ended contract with an employee, it shall each month pay to the employee twice his wage, starting from the date on which an open-ended employment contract should have been entered into; (e) if an employer fails to enter into a written employment contract with an employee more than one month but less than one year after the date on which the employer started using him, the employer shall each month pay to the employee twice his wage; and (f) if an employer hires an employee whose employment contract with another employer has not yet been terminated or ended, causing the other employer to suffer a loss, it shall be jointly and severally liable with the employee for the compensation of such loss. Our labor costs may increase due to the implementation of the new PRC Labor Contract Law and our business and results of operations may be materially and adversely affected.

Fluctuations in the exchange rate could have an adverse effect upon our business and reported financial results.

We conduct our business in Renminbi, thus our functional currency is the Renminbi, while our reporting currency is the U.S. dollar.  The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, the political situation as well as economic policies and conditions. On July 21, 2005, the PRC government changed its decade old policy of pegging its currency to the U.S. currency. Under that policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximate 21% appreciation of the Renminbi against the U.S. dollar between 2005 and 2008. However, the PRC government decided to repeg the Renminbi to U.S. Dollars in response to the financial crisis in 2008.  On June 19, 2010, China ended the peg of Renminbi to the U.S. Dollar which allowed a greater flexibility of its exchange rate.  There remains significant international pressure on the appreciation of the Renminbi against the U.S. Dollar.  To the extent any of our future revenues are denominated in currencies other than the United States dollar, we would be subject to increased risks relating to foreign currency exchange rate fluctuations which could have a material adverse affect on our financial condition and operating results since operating results are reported in United States dollars and significant changes in the exchange rate could materially impact our reported earnings.

The PRC government imposes control over the conversion of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People's Bank of China publishes an exchange rate, which we refer to as the PBOC exchange rate, based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of Renminbi into foreign exchange by Foreign Investment Enterprises, or FIEs, for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible. FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in the PRC. Conversion of Renminbi into foreign currencies for capital account items, including direct investment, loans, and security investment, is still under certain restrictions. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.

Enterprises in the PRC (including FIEs) which require foreign exchange for transactions relating to current account items, may, without approval of the State Administration of Foreign Exchange, or “SAFE,” effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.

Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE and its relevant branches must be sought.

Furthermore, the Renminbi is not freely convertible into foreign currencies nor can it be freely remitted abroad. Under the PRC’s Foreign Exchange Control Regulations and the Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, Foreign Invested Enterprises are permitted either to repatriate or distribute its profits or dividends in foreign currencies out of its foreign exchange accounts, or exchange Renminbi for foreign currencies through banks authorized to conduct foreign exchange business. The conversion of Renminbi into foreign exchange by Foreign Invested Enterprises for recurring items, including the distribution of dividends to foreign investors, is permissible. The conversion of Renminbi into foreign currencies for capital items, such as direct investment, loans and security investment, is subject, however, to more stringent controls.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities and any increased scrutiny or regulation could have a material adverse impact over our operations.

We are dependent on our relationship with the local government in the province in which we operate our business. Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in the PRC may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. We believe that our operations in PRC are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Future inflation in the PRC may inhibit our ability to conduct business in China. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. These factors have led to the adoption by Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Since most of our assets are located in the PRC, any dividends of proceeds from liquidation is subject to the approval of the relevant Chinese government agencies.

Our assets are predominantly located inside PRC. Under the laws governing Foreign Invested Enterprises in PRC, dividend distribution and liquidation are allowed but subject to special procedures under the relevant laws and rules. Any dividend payment will be subject to the decision of the board of directors and subject to foreign exchange rules governing such repatriation. Any liquidation is subject to the relevant government agency's approval and supervision as well as the foreign exchange control. This may generate additional risk for our investors in case of dividend payment and liquidation.

Risks Associated with our Securities

We may be subject to penny stock rules which will make the shares of our common stock more difficult to sell.

We may be subject now and in the future to the SEC’s “penny stock” rules if our shares of common stock sell below $5.00 per share. Penny stocks generally are equity securities with a per share price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of our common stock. As long as our shares of common stock are subject to the penny stock rules, the holders of such shares of common stock may find it more difficult to sell their securities.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for certain customers. FINRA requirements will likely make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock.

Our shares of common stock are very thinly traded, and the price may not reflect our value and there can be no assurance that there will be an active market for our shares of common stock either now or in the future.

Our shares of common stock are thinly traded. Due to the illiquidity, the market price may not accurately reflect our  relative value. There can be no assurance that there will be an active market for our shares of common stock either now or in the future. Investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. If a more active market should develop, the price may be highly volatile. Because there may be a low price for our shares of common stock, many brokerage firms may not be willing to effect transactions in the securities. Even if an investor finds a broker willing to effect a transaction in the shares of our common stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such shares of common stock as collateral for a loans.

CHINA REGULATIONS AFFECTING OUR BUSINESS

This section sets forth a summary of the most significant Chinese regulations or requirements that may affect our business activities in China or our shareholders’ right to receive dividends and other distributions of profits from the PRC subsidiaries.

Foreign Investment in PRC Operating Companies

The Foreign Investment Industrial Catalogue jointly issued by the Ministry of Commerce for the People’s Republic of China and the National Development and Reform Commission in 2007 classified various industries/business into three different categories: (i) encouraged for foreign investment; (ii) restricted to foreign investment; and (iii) prohibited from foreign investment. For any industry/business not covered by any of these three categories, they will be deemed industries/business permitted to have foreign investment. Except for those expressly provided restrictions, encouraged and permitted industries/business are usually 100% open to foreign investment and ownership. With regard to those industries/business restricted to or prohibited from foreign investment, there is always a limitation on foreign investment and ownership. The PRC Subsidiary’s business does not fall under the industry categories that are restricted to, or prohibited from foreign investment and is not subject to limitation on foreign investment and ownership.

Regulation of Foreign Currency Exchange

Foreign currency exchange in the PRC is governed by a series of regulations, including the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside the PRC without the prior approval of China’s State Administration of Foreign Exchange. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), Foreign Investment Entities may purchase foreign exchange without the approval of the State Administration of Foreign Exchange for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by the State Administration of Foreign Exchange, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign investment entities to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside the PRC are still subject to limitations and require approvals from the State Administration of Foreign Exchange.

On July 21, 2005, the PRC government changed its decade old policy of pegging its currency to the U.S. currency. Under that policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximate 21% appreciation of the Renminbi against the U.S. dollar between 2005 and 2008. However, the PRC government decided to repeg the Renminbi to U.S. Dollars in response to the financial crisis in 2008.  On June 19, 2010, China ended the peg of Renminbi to the U.S. Dollar which allowed a greater flexibility of its exchange rate.  There remains significant international pressure on the appreciation of the Renminbi against the U.S. Dollar.  To the extent any of our future revenues are denominated in currencies other than the United States dollar, we would be subject to increased risks relating to foreign currency exchange rate fluctuations which could have a material adverse affect on our financial condition and operating results since operating results are reported in United States dollars and significant changes in the exchange rate could materially impact our reported earnings.

Regulation of Foreign Investment Entities’ Dividend Distribution

The principal laws and regulations in the PRC governing distribution of dividends by foreign investment entities include:

(i)	The Sino-foreign Equity Joint Venture Law (1979), as amended, and the Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

(ii)	The Sino-foreign Cooperative Enterprise Law (1988), as amended, and the Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

(iii)	The Foreign Investment Enterprise Law (1986), as amended, and the Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign investment entities in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign-invested enterprises in the PRC are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign investment entity has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of a Foreign Currency’s Conversion into Renminbi and Investment by Foreign Investment Entities

On August 29, 2008, the State Administration of Foreign Exchange issued a Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises or Notice 142, to further regulate the foreign exchange of foreign investment entities. According to the Notice 142, foreign investment entities shall obtain verification report from a local accounting firm before converting its registered capital of foreign currency into Renminbi, and the converted Renminbi shall be used for the business within its permitted business scope. The Notice 142 explicitly prohibits foreign investment entities from using Renminbi converted from foreign capital to make equity investments in the PRC, unless the domestic equity investment is within the approved business scope of the foreign investment entity and has been approved by the State Administration of Foreign Exchange in advance.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the State Administration of Foreign Exchange issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or the State Administration of Foreign Exchange Notice 75, which became effective as of November 1, 2005, and was further supplemented by two implementation notices issued by the State Administration of Foreign Exchange on November 24, 2005 and May 29, 2007, respectively. The State Administration of Foreign Exchange Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local State Administration of Foreign Exchange branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in the State Administration of Foreign Exchange Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in the State Administration of Foreign Exchange Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The State Administration of Foreign Exchange implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under the State Administration of Foreign Exchange Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

PRC residents are required to complete amended registrations with the local State Administration of Foreign Exchange branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local State Administration of Foreign Exchange branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments and these changes do not relate to return investment activities. PRC residents who have already organized or gained control of offshore entities that have made onshore investments in the PRC before the State Administration of Foreign Exchange Notice 75 was promulgated must register their shareholdings in the offshore entities with the local State Administration of Foreign Exchange branch on or before March 31, 2006.

Under the State Administration of Foreign Exchange Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under the State Administration of Foreign Exchange Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Government Regulations Relating to Taxation

On March 16, 2007, the National People’s Congress, approved and promulgated the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law took effect on January 1, 2008. Under the PRC Enterprise Income Tax Law, foreign investment entities and domestic companies are subject to a uniform tax rate of 25%. The PRC Enterprise Income Tax Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the PRC Enterprise Income Tax Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations.

On December 26, 2007, the State Council issued a Notice on Implementing Transitional Measures for Enterprise Income Tax, providing that the enterprises that have been approved to enjoy a low tax rate prior to the promulgation of the PRC Enterprise Income Tax Law will be eligible for a five-year transition period since 1 January, 2008, during which time the tax rate will be increased step by step to the 25% unified tax rate set out in the PRC Enterprise Income Tax Law. From 1 January, 2008, for the enterprises whose applicable tax rate was 15% before the promulgation of the PRC Enterprise Income Tax Law , the tax rate will be increased to 18% for year 2008, 20% for year 2009, 22% for year 2010, 24% for year 2011, 25% for year 2012. For the enterprises whose applicable tax rate was 24%, the tax rate will be changed to 25% from January 1, 2008.

The PRC Enterprise Income Tax Law provides that an income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”. Non-resident enterprises refer to enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax for non-resident enterprises shall be subject to withholding at the income source, with the payor acting as the obligatory withholder under the PRC Enterprise Income Tax Law, and therefor such income taxes generally called withholding tax in practice. The State Council of the PRC has reduced the withholding tax rate from 20% to 10% through the Implementation Rules of the PRC Enterprise Income Tax Law. It is currently unclear in what circumstances a source will be considered as located within the PRC. We are a U.S. holding company and substantially all of our income is derived from dividends we receive from our subsidiaries located in the PRC. Thus, if we are considered as a “non-resident enterprise” under the PRC Enterprise Income Tax Law and the dividends paid to us by our subsidiary in the PRC are considered income sourced within the PRC, such dividends may be subject to a 10% withholding tax.

Such income tax may be exempted or reduced by the State Council of the PRC or pursuant to a tax treaty between the PRC and the jurisdictions in which our non-PRC shareholders reside. For example, the 10% withholding tax is reduced to 5% pursuant to the Double Tax Avoidance Agreement Between Hong Kong and Mainland China if the beneficial owner in Hong Kong owns more than 25% of the registered capital in a company in the PRC.

The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific applications of various provisions unclear and unspecified. Any increase in the combined company’s tax rate in the future could have a material adverse effect on its financial conditions and results of operations.

Regulations of Overseas Investments and Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce of the People’s Republic of China, the China Securities Regulatory Commission, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, and the State Administration of Foreign Exchange, jointly amended and released the Merger & Acquisition Rules, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the China Securities Regulatory Commission prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the China Securities Regulatory Commission published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The China Securities Regulatory Commission approval procedures require the filing of a number of documents with China Securities Regulatory Commission and it would take several months to complete the approval process. The application of the Merger & Acquisition Rules with respect to overseas listings of special purpose vehicles remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope of the applicability of the China Securities Regulatory Commission approval requirement.

Regulation of Work Safety

On June 29, 2002, the Work Safety Law of the PRC was adopted by the Standing Committee of the 9th National People’s Congress and came into effect on November 1, 2002, as amended on August 27, 2009. The Work Safety Law provides general work safety requirements for entities engaging in manufacturing and business activities within the PRC. Additionally, Regulation on Work Safety Licenses, as adopted by the State Council on January 7, 2004 effective on January 13, 2004, requires enterprises engaging in the manufacture of dangerous chemicals to obtain a work safety license with a term of three years. If a work safety license needs to be extended, the enterprise must go through extension procedures with authorities three months prior to its expiration. In addition, on May 17, 2004, the Measures for Implementation of Work Safety Licenses of Dangerous Chemicals Production was promulgated as implementing measures to the Regulation on Work Safety Licenses which provides that entities producing dangerous chemicals are required to obtain work safety licenses pursuant to specific requirements. Without work safety licenses, no entity may engage in the formal manufacture of dangerous chemicals.

The Regulations on the Safety Administration of Dangerous Chemicals was promulgated by the State Council on January 26, 2002, effective as of March 15, 2002. It sets forth general requirements for manufacturing and the storage of dangerous chemicals in China. The Regulations on the Safety Administration of Dangerous Chemicals requires that companies manufacturing dangerous chemicals establish and strengthen their internal regulations and rules on safety control and fulfill the national standards and other relevant provisions of the State. In addition, according to the Regulations on the Safety Administration of Dangerous Chemicals, companies that manufacture, store, transport or use dangerous chemicals shall be required to obtain corresponding approvals or licenses with the State Administration of Work Safety and its local branches and other proper authorities. Companies that manufacture or store dangerous chemicals without approval or registration with the proper authorities can be shut down, ordered to stop manufacturing or ordered to destroy the dangerous chemicals. Such companies can also be subject to fines. If criminal law is violated, the persons chiefly liable, along with other personnel directly responsible for such impropriety, shall be subject to relevant criminal liability.

Regulations on Environmental Protection

According to the Prevention and Control of Water Pollution Law, as adopted by the Standing Committee of the 10th National People’s Congress on February 28, 2008 and effective on June 1, 2008, China adopted a licensing system for pollutant discharge. Companies directly or indirectly responsible for discharge of industrial waste water or medical sewage to waters shall be required to obtain a pollutant discharge license. All companies are prohibited from discharging wastewater and sewage to waters without or in violation of the terms of the pollutant discharge license.

The Regulations on the Administration of Construction Projects Environmental Protection, as adopted by the State Council on November 18, 1998 and effective on November 29, 1998, governs construction projects and the impact such projects will have on the environment. Pursuant to the Regulations on the Administration of Construction Projects Environmental Protection, the governing body is responsible for supervising the implementation of a three tiered system that includes (i) reviewing and approving a construction project, (ii) overseeing the construction project and (iii) to inspect the finished construction project and ensure that all harmful pollutants are disposed of correctly. Manufacturing companies are required to apply for inspection with environment protection authorities upon completion of a construction project.

Food Safety Law of the People’s Republic of China

The Food Safety Law of the People’s Republic of China as adopted at the 7th Session of the Standing Committee of the 11th National People’s Congress of the People’s Republic of China and effective on June 1, 2009, governs the food safety in food production and business operation activities. Pursuant to the Food Safety Law of the People’s Republic of China, food producers must establish an internal inspection and record system for raw materials and predelivery products, and food distributors must also establish internal systems to record and inspect food products procured from suppliers. In addition, any food addictives that are not in the approved government catalog must not be used and no food products can be sold inspection-free.

Regulations on the Implementation of the Food Safety Law of the People’s Republic of China

The Regulations on the Implementation of the Food Safety Law of the People’s Republic of China as adopted at the 73rd Standing Committee Meeting of the State Council on July 8, 2009 and effective on July 20, 2009, are promulgated in accordance with the Food Safety Law of the People’s Republic of China. The Regulations require that the local People’s Government at or above the country level shall perform the responsibility specified in the Food Safety Law of the People’s Republic of China, improve the ability for supervision and administration of food safety, ensure supervision and administration of food safety; establish and improve the coordination mechanism between food safety regulatory authorities, integrate and improve the food safety information network, and realize the sharing of food safety and food inspection information and other technical resources.

Law of the People’s Republic of China on Quality and Safety of Agricultural Products

The Law of the People’s Republic of China on Quality and Safety of Agricultural Products was adopted at the 21st Meeting of the Standing Committee of the Tenth National People’s Congress on April 29, 2006. This Law was enacted in order to ensure the quality and safety of agricultural products, maintain the health of the general public, and promote the development agriculture and rural economy. Pursuant to this Law, agricultural products distribution enterprises shall establish a sound system of inspection and acceptance for their purchases. In addition, agricultural products that fail to pass the inspection based on the quality and safety standards of agricultural products cannot be marketed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains certain forward-looking statements. When used in this Prospectus or in any other presentation, statements which are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” “may,” “project,” “plan” or “continue,” and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

The forward-looking statements in this Prospectus are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and our future financial condition and results.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Prospectus might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors. As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on our behalf. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

USE OF PROCEEDS

The selling security holders will receive all proceeds from the sale of the shares of our common stock in this offering. We will not receive any proceeds from the sale of the shares of our common stock offered pursuant to this Prospectus by the selling security holders. We will bear all expenses other than transfer taxes of registration incurred in connection with this offering, but all commissions, selling and other expenses incurred by the selling security holders to underwriters, agents, brokers and dealers will be borne by them.

DETERMINATION OF OFFERING PRICE

Our common stock is quoted on the Over-the-Counter Bulletin Board, under the symbol “ECBI.”  There is very limited and sporadic trading of our common stock and the last trade was completed on September 8, 2010 where 1,000 shares sold at $8.00 per share.  The existence of these limited and sporadic quotations is not deemed to constitute an “established public trading market.”

There are 9,999,999 shares of Common Stock issued and outstanding.  There are also 2,455,863 shares of Series A Preferred Stock that was issued in the private placement and that are being registered in this Registration Statement.  Additionally, we issued 982,362 Series A Warrants to the selling stockholders which are also being registered in this Registration Statement.  Lastly, we issued 171,911 Placement Agent Warrants which are also being registered in this Registration Statement.  There are no other options or warrants to purchase, or securities convertible into, common equity.

The only securities that we have agreed to register are the shares underlying the Series A Preferred Stock, Series A Warrants and Placement Agent Warrants that are being registered in this Registration Statement.  We are not and have not proposed to publicly offer any other securities that would have a material effect on the market of our common stock.

The selling stockholders may offer all or part of their Shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices.  The price of $4.40 per Unit that the selling stockholders paid for the Shares in the private placement does not reflect market forces, and it should not be regarded as an indicator of any future market price of our securities.

SELLING STOCKHOLDERS

We are registering for resale shares of our Common Stock that are issued and outstanding held by the Selling Stockholders identified below. We are registering the shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a Selling Stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this Prospectus to resell the shares when and as they deem appropriate in the manner described in the “Plan of Distribution.”  As of the date of this Prospectus there are 9,999,999 shares of common stock issued and outstanding, 2,455,863 shares issuable upon the conversion of Series A Preferred Stock and an additional 1,105,155 shares issuable upon the exercise of investor and placement agent warrants.

The following table sets forth:

●	the name of the Selling Stockholders,

●	the number of shares of our Common Stock that the Selling Stockholders beneficially owned prior to the offering for resale of the shares under this Prospectus,

●	the maximum number of shares of our Common Stock that may be offered for resale for the account of the Selling Stockholders under this Prospectus, and

●
the number and percentage of shares of our Common Stock to be beneficially owned by the Selling Stockholders after the offering of the shares (assuming all of the offered shares are sold by the Selling Stockholders).

None of the Selling Stockholders has served as our officer or director or any of its predecessors or affiliates within the last three years, nor has any Selling Stockholder had a material relationship with us.

We entered into a placement agent agreement with Maxim Group, LLC (“Maxim”) on January 27, 2010 whereby we agreed to pay a cash fee to Maxim equal to 7% of the gross proceeds received by us in connection with the Private Placement, a cash payment of 1% of any money raised as a corporate finance fee and warrants equal to 5% of the total number of shares of Series A Convertible Preferred Stock sold to investors.  A copy of the placement agent agreement is attached hereto as Exhibit 10.5.

Except for Maxim, our placement agent in the private placement, none of the Selling Stockholders is a broker dealer or an affiliate of a broker dealer.  None of the Selling Stockholders had any agreement or understanding, directly or indirectly, to distribute any of the shares being registered at the time of purchase.

Each Selling Stockholder may offer for sale all or part of the shares from time to time. The table below assumes that the Selling Stockholders will sell all of the shares offered for sale. A Selling Stockholder is under no obligation, however, to sell any shares pursuant to this Prospectus.

Name	Shares of Common Stock Beneficially Owned prior to Offering (1)	Maximum Number of Shares of Common Stock to be Offered (2)	Number of Shares of Common Stock Beneficially Owned after Offering	Percent Ownership after Offering (3)
Common Stock and Investor Warrants
Kassirer Opportunities Limited Partnership (4)	23,865	23,865	0	0%
Scugog II Limited (5)	23,865	23,865	0	0%
Celenian Appreciation Fund, LP (6)	85,960	85,960	0	0%
SJ Energy (7)	35,000	35,000	0	0%
Markets Edge Limited (8)	23,865	23,865	0	0%
MOG Capital LLC (9)	318,183	318,183	0	0%
Silver Rock II Limited (10)	154,000	154,000	0	0%
Overbrook Capital LLC (11)	16,100	16,100	0	0%
Tangiers Capital LLC (12)	7,955	7,955	0	0%
Genesis Asset Opportunity Fund LP (13)	79,547	79,547	0	0%
CNH CA Master Account LP (14)	238,637	238,637	0	0%
CNH Diversified Opp (15)	79,547	79,547	0	0%
Hammerman Capital Partners LP (16)	98,000	98,000	0	0%
Jayhawk Private Equity Fund II LP (17)	397,728	397,728	0	0%
Ikro Yoon (18)	9,660	9,660	0	0%
Whalehaven Capital Fund LTD (19)	127,274	127,274	0	0%
David Khoh (20)	31,820	31,820	0	0%
Steven Kim (21)	31,820	31,820	0	0%
Andrew Chang (22)	31,818	31,818	0	0%
Yung-Jin Carolyn Yoon (23)	31,820	31,820	0	0%
Tae Woong Inc (24)	47,728	47,728	0	0%
Lumen Capital Limited Partnership (25)	35,000	35,000	0	0%
Osmium Special Situations Fund LTD (26)	445,455	445,455	0	0%
Alkis P. Zingas (27)	7,955	7,955	0	0%
Eugene Park (28)	23,865	23,865	0	0%
Hyun Park (29)	31,820	31,820	0	0%
Paul Kim (30)	15,910	15,910	0	0%
Chardan Spac Asset Management LLC (31)	63,000	63,000	0	0%
Alpha Capital Austealt (32)	63,637	63,637	0	0%
Chung S. Poon (33)	31,820	31,820	0	0%
Jaewoong Choi (34)	31,820	31,820	0	0%
Sun Young Choi (35)	31,820	31,820	0	0%
Monte Anglin & Janet Anglin (36)	8,400	8,400	0	0%
Jonathan Fenton (37)	15,910	15,910	0	0%
Al Carmona & Donna Carmona (38)	63,000	63,000	0	0%
Feliks Frenkel (39)	7,955	7,955	0	0%
Graham R. Smith (40)	15,910	15,910	0	0%
Henry Scovern & Laura Pakarow JT Ten (41)	11,200	11,200	0	0%
David Schneider (42)	7,955	7,955	0	0%
David Tadych (43)	7,955	7,955	0	0%
Bozarth LLC (44)	15,910	15,910	0	0%
Gregory Alberton (45)	7,955	7,955	0	0%
Isaac Blech (46)	31,820	31,820	0	0%
Lindsay A. Rosenwald (47)	31,820	31,820	0	0%
Leon Frenkel & Alla Pasternack (48)	7,955	7,955	0	0%
SA Alternative Opportunity Fund (49)	31,820	31,820	0	0%
Thomas E. Hodapp (50)	19,092	19,092	0	0%
Bluesky Hi Tech Company Limited (51)	477,274	477,274	0	0%

Placement Agent Warrants
Maxim Partners LLC (52)	171,911	171,911	0	0%
Total	3,610,136	3,610,136	0

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our Common Stock, or convertible or exercisable into shares of our Common Stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

(2)	Includes the number of shares set forth opposite each Selling Stockholders’ name, and the number of shares that may be issued pursuant to the Warrants.

(3)
Pursuant to the terms of the Warrants, the number of shares of our Common Stock that may be acquired by the warrant holder upon any exercise of the Investor Warrant (or otherwise in respect hereof) will be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the Holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended does not exceed 4.9% of the total number of issued and outstanding shares of our Common Stock. The percentage of beneficial ownership is based on 13,610,135 shares of Common Stock outstanding post-offering.

(4)
Consists of 17,046 shares of our Common Stock underlying Series A Convertible Preferred Stock and 6,819 shares of our Common Stock underlying Warrants to purchase up to 6,819 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Mark Kassirer has voting and dispositive power over the shares held by the selling stockholder. Mark Kassirer may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Mark Kassirer disclaims beneficial ownership of such shares. The address for the selling stockholder is 120 Adelaide St. W., Suite 1808 Toronto, Ontario, Canada, M5H 1T until June 29, 2010, and 55 University Ave., Suite 1604, Toronto, Ontario, Canada, M5J 2H7, after Jun 29, 2010.

(5)
Consists of 17,046 shares of our Common Stock underlying Series A Convertible Preferred Stock and 6,819 shares of our Common Stock underlying Warrants to purchase up to 6,819 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Philip Hampson has voting and dispositive power over the shares held by the selling stockholder. Philip Hampson may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Philip Hampson disclaims beneficial ownership of such shares. The address for the selling stockholder is Adelaide St. W., Suite 1808, Toronto, Ontario, Canada, M5H 1T1, until June 29, 2010, and 55 University Ave., Suite 1604, Toronto, Ontario, Canada, M5J 2H7 after Jun 29, 2010.

(6)
Consists of 61,400 shares of our Common Stock underlying Series A Convertible Preferred Stock and 24,560 shares of our Common Stock underlying Warrants to purchase up to 24,560 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Ikro Yoon has voting and dispositive power over the shares held by the selling stockholder. Ikro Yoon may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Ikro Yoon disclaims beneficial ownership of such shares. The address for the selling stockholder is 338 Spear Street, Suite 8D, San Francisco, CA 94105.

(7)
Consists of 25,000 shares of our Common Stock underlying Series A Convertible Preferred Stock and 10,000 shares of our Common Stock underlying Warrants to purchase up to 10,000 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Jeff Tisherman has voting and dispositive power over the shares held by the selling stockholder. Jeff Tisherman may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Jeff Tisherman disclaims beneficial ownership of such shares. The address for the selling stockholder is 1718 Port Westbourne Pl., Newport Beach, CA 92660.

(8)
Consists of 17,046 shares of our Common Stock underlying Series A Convertible Preferred Stock and 6819 shares of our Common Stock underlying Warrants to purchase up to 6,819 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Maj Soueidan has voting and dispositive power over the shares held by the selling stockholder. Maj Soueidan may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Maj Soueidan disclaims beneficial ownership of such shares. The address for the selling stockholder is 1116 Pheasant Lane, Collegeville, PA 19426.

(9)
Consists of 227,273 shares of our Common Stock underlying Series A Convertible Preferred Stock and 90,910 shares of our Common Stock underlying Warrants to purchase up to 90,910 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Jason Adler has voting and dispositive power over the shares held by the selling stockholder. Jason Adler may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Jason Adler disclaims beneficial ownership of such shares. The address for the selling stockholder is 2 Rector Street, 3rd Floor. New York, NY 10006.

(10)
Consists of 110,000 shares of our Common Stock underlying Series A Convertible Preferred Stock and 44,000 shares of our Common Stock underlying Warrants to purchase up to 44,000 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Ezzat Jallad has voting and dispositive power over the shares held by the selling stockholder. Ezzat Jallad may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Ezzat Jallad disclaims beneficial ownership of such shares. The address for the selling stockholder is Villa Dios, Palm Jumhnah Island, Dubai, United Arab Emirates.

(11)
Consists of 11,500 shares of our Common Stock underlying Series A Convertible Preferred Stock and 4,600 shares of our Common Stock underlying Warrants to purchase up to 4,600 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Michael Markowski has voting and dispositive power over the shares held by the selling stockholder. Michael Markowski may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Michael Markowski disclaims beneficial ownership of such shares. The address for the selling stockholder is 288 Lancaster Ave, Bldg 1, Ste 3, Frazer, PA 19355.

(12)
Consists of 5,682 shares of our Common Stock underlying Series A Convertible Preferred Stock and 2,273 shares of our Common Stock underlying Warrants to purchase up to 2,273 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Michael Sobeck has voting and dispositive power over the shares held by the selling stockholder. Michael Sobeck may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Michael Sobeck disclaims beneficial ownership of such shares. The address for the selling stockholder is 402 W Broadway Suite 400, San Diego, CA 92101.

(13)
Consists of 56,819 shares of our Common Stock underlying Series A Convertible Preferred Stock and 22,728 shares of our Common Stock underlying Warrants to purchase up to 22,728 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Ethan Benovitz, Jaime Hartman and Daniel Saks share voting and dispositive power over the shares held by the selling stockholder. Ethan Benovitz, Jaime Hartman and Daniel Saks may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Ethan Benovitz, Jaime Hartman and Daniel Saks disclaims beneficial ownership of such shares. The address for the selling stockholder is 61 Paine Avenue, New Rochelle, NY 10804.

(14)
Consists of 170,455 shares of our Common Stock underlying Series A Convertible Preferred Stock and 68,182 shares of our Common Stock underlying Warrants to purchase up to 68,182 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Robert Krail, Mark Mitchell and Toll Pulvino share voting and dispositive power over the shares held by the selling stockholder. Robert Krail, Mark Mitchell and Toll Pulvino may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Robert Krail, Mark Mitchell and Toll Pulvino disclaim beneficial ownership of such shares. The address for the selling stockholder is 2 Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(15)
Consists of 56,819 shares of our Common Stock underlying Series A Convertible Preferred Stock and 22,728 shares of our Common Stock underlying Warrants to purchase up to 22,728 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Robert Krail, Mark Mitchell and Todd Pulvino share voting and dispositive power over the shares held by the selling stockholder. Robert Krail, Mark Mitchell and Todd Pulvino may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Robert Krail, Mark Mitchell and Todd Pulvino disclaim beneficial ownership of such shares. The address for the selling stockholder is 2 Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(16)
Consists of 70,000 shares of our Common Stock underlying Series A Convertible Preferred Stock and 28,000 shares of our Common Stock underlying Warrants to purchase up to 28,000 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Jason A. Hammerman has voting and dispositive power over the shares held by the selling stockholder. Jason A. Hammerman may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Jason A. Hammerman disclaims beneficial ownership of such shares. The address for the selling stockholder is 1232 Rose Lane, Lafayette, CA 94549.

(17)
Consists of 284,091 shares of our Common Stock underlying Series A Convertible Preferred Stock and 113,637 shares of our Common Stock underlying Warrants to purchase up to 113,637 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Kent C. McCarthy has voting and dispositive power over the shares held by the selling stockholder. Kent C. McCarthy may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Kent C. McCarthy disclaims beneficial ownership of such shares. The address for the selling stockholder is 930 Tahoe Blvd., 802-281, Incline Village, NV, 89451.

(18)
Consists of 6,900 shares of our Common Stock underlying Series A Convertible Preferred Stock and 2,760 shares of our Common Stock underlying Warrants to purchase up to 2,760 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(19)
Consists of 90,910 shares of our Common Stock underlying Series A Convertible Preferred Stock and 36,364 shares of our Common Stock underlying Warrants to purchase up to 36,364 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Michael Finkelstein has voting and dispositive power over the shares held by the selling stockholder. Michael Finkelstein may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Michael Finkelstein disclaims beneficial ownership of such shares. The address for the selling stockholder is Sylvan Avenue, 3rd Floor, Englewood Cliffs, NJ 07632.

(20)
Consists of 22,728 shares of our Common Stock underlying Series A Convertible Preferred Stock and 9,092 shares of our Common Stock underlying Warrants to purchase up to 9,092 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(21)
Consists of 22,728 shares of our Common Stock underlying Series A Convertible Preferred Stock and 9,092 shares of our Common Stock underlying Warrants to purchase up to 9,092 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(22)
Consists of 22,727 shares of our Common Stock underlying Series A Convertible Preferred Stock and 9,091 shares of our Common Stock underlying Warrants to purchase up to 9,091 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(23)
Consists of 22,728 shares of our Common Stock underlying Series A Convertible Preferred Stock and 9,092 shares of our Common Stock underlying Warrants to purchase up to 9,092 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(24)
Consists of 34,091 shares of our Common Stock underlying Series A Convertible Preferred Stock and 13,637 shares of our Common Stock underlying Warrants to purchase up to 13,637 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(25)
Consists of 25,000 shares of our Common Stock underlying Series A Convertible Preferred Stock and 10,000 shares of our Common Stock underlying Warrants to purchase up to 10,000 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Allan Lichtenberg, managing member of Lumen Management LLC, has voting and dispositive power over the shares held by the selling stockholder. Allan Lichtenberg, managing member of Lumen Management LLC, may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Allan Lichtenberg, managing member of Lumen Management LLC, disclaims beneficial ownership of such shares. The address for the selling stockholder is 265 West Trail; Stamford, CT  06903.

(26)
Consists of 318,182 shares of our Common Stock underlying Series A Convertible Preferred Stock and 127,273 shares of our Common Stock underlying Warrants to purchase up to 127,273 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Christopher Kuchanny has voting and dispositive power over the shares held by the selling stockholder. Christopher Kuchanny may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Christopher Kuchanny disclaims beneficial ownership of such shares. The address for the selling stockholder is Canons Court, 22 Victoria St., Hamilton, HM 11, Bermuda.

(27)
Consists of 5,682 shares of our Common Stock underlying Series A Convertible Preferred Stock and 2,273 shares of our Common Stock underlying Warrants to purchase up to 2,273 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(28)
Consists of 17,046 shares of our Common Stock underlying Series A Convertible Preferred Stock and 6,819 shares of our Common Stock underlying Warrants to purchase up to 6,819 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(29)
Consists of 22,728 shares of our Common Stock underlying Series A Convertible Preferred Stock and 9,092 shares of our Common Stock underlying Warrants to purchase up to 9,092 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(30)
Consists of 11,364 shares of our Common Stock underlying Series A Convertible Preferred Stock and 4,546 shares of our Common Stock underlying Warrants to purchase up to 4,546 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(31)
Consists of 45,000 shares of our Common Stock underlying Series A Convertible Preferred Stock and 18,000 shares of our Common Stock underlying Warrants to purchase up to 18,000 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Steven Oliveira has voting and dispositive power over the shares held by the selling stockholder. Steven Oliveira may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Steven Oliveira disclaims beneficial ownership of such shares. The address for the selling stockholder is 18 Fieldstone Ct., New City, NY 10956.

(32)
Consists of 45,455 shares of our Common Stock underlying Series A Convertible Preferred Stock and 18,182 shares of our Common Stock underlying Warrants to purchase up to 18,182 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Konrad Ackerman has voting and dispositive power over the shares held by the selling stockholder. Konrad Ackerman may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Konrad Ackerman disclaims beneficial ownership of such shares. The address for the selling stockholder is Dradafent 79490 Furstentuns Cms Vaduz, Lichtenstein.

(33)
Consists of 22,728 shares of our Common Stock underlying Series A Convertible Preferred Stock and 9,092 shares of our Common Stock underlying Warrants to purchase up to 9,092 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(34)
Consists of 22,728 shares of our Common Stock underlying Series A Convertible Preferred Stock and 9,092 shares of our Common Stock underlying Warrants to purchase up to 9,092 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(35)
Consists of 22,728 shares of our Common Stock underlying Series A Convertible Preferred Stock and 9,092 shares of our Common Stock underlying Warrants to purchase up to 9,092 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(36)
Consists of 6,000 shares of our Common Stock underlying Series A Convertible Preferred Stock and 2,400 shares of our Common Stock underlying Warrants to purchase up to 2,400 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(37)
Consists of 11,364 shares of our Common Stock and 4,546 shares of our Common Stock underlying Warrants to purchase up to 4,546 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(38)
Consists of 45,000 shares of our Common Stock underlying Series A Convertible Preferred Stock and 18,000 shares of our Common Stock underlying Warrants to purchase up to 18,000 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(39)
Consists of 5,682 shares of our Common Stock underlying Series A Convertible Preferred Stock and 2,273 shares of our Common Stock underlying Warrants to purchase up to 2,273 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(40)
Consists of 11,364 shares of our Common Stock underlying Series A Convertible Preferred Stock and 4,546 shares of our Common Stock underlying Warrants to purchase up to 4,546 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(41)
Consists of 8,000 shares of our Common Stock underlying Series A Convertible Preferred Stock and 3,200 shares of our Common Stock underlying Warrants to purchase up to 3,200 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(42)
Consists of 5,682 shares of our Common Stock underlying Series A Convertible Preferred Stock and 2,273 shares of our Common Stock underlying Warrants to purchase up to 2,273 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(43)
Consists of 5,682 shares of our Common Stock underlying Series A Convertible Preferred Stock and 2,273 shares of our Common Stock underlying Warrants to purchase up to 2,273 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(44)
Consists of 11,364 shares of our Common Stock underlying Series A Convertible Preferred Stock and 4,546 shares of our Common Stock underlying Warrants to purchase up to 4,546 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Roger Bozarth has voting and dispositive power over the shares held by the selling stockholder. Roger Bozarth may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Roger Bozarth disclaims beneficial ownership of such shares. The address for the selling stockholder is 2813 S Hiawassee Rd, Orlando, FL 32835.

(45)
Consists of 5,682 shares of our Common Stock underlying Series A Convertible Preferred Stock and 2,273 shares of our Common Stock underlying Warrants to purchase up to 2,273 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(46)
Consists of 22,728 shares of our Common Stock underlying Series A Convertible Preferred Stock and 9,092 shares of our Common Stock underlying Warrants to purchase up to 9,092 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(47)
Consists of 22,728 shares of our Common Stock underlying Series A Convertible Preferred Stock and 9,092 shares of our Common Stock underlying Warrants to purchase up to 9,092 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(48)
Consists of 5,682 shares of our Common Stock underlying Series A Convertible Preferred Stock and 2,273 shares of our Common Stock underlying Warrants to purchase up to 2,273 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(49)
Consists of 22,728 shares of our Common Stock underlying Series A Convertible Preferred Stock and 9,092 shares of our Common Stock underlying Warrants to purchase up to 9,092 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Prateek Mehotra and Vern Sumnicht share voting and dispositive power over the shares held by the selling stockholder. Prateek Mehotra and Vern Sumnicht may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Prateek Mehotra and Vern Sumnicht disclaim beneficial ownership of such shares. The address for the selling stockholder is West 6240 Communication Ct., Suite 1, Appleton, WI 54914.

(50)
Consists of 13,637 shares of our Common Stock underlying Series A Convertible Preferred Stock and 5,455 shares of our Common Stock underlying Warrants to purchase up to 5,455 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above.

(51)
Consists of 340,910 shares of our Common Stock underlying Series A Convertible Preferred Stock and 136,364 shares of our Common Stock underlying Warrants to purchase up to 136,364 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Zhang Junjiong has voting and dispositive power over the shares held by the selling stockholder. Zhang Junjiong may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Zhang Junjiong disclaims beneficial ownership of such shares. The address for the selling stockholder is 15F A-C, No. 728 West Yan'an Road, Shanghai, 200050, China.

(52)
Consists of 171,911 shares of our Common Stock underlying the Warrants to purchase up to 171,911 shares of our Common Stock, subject to a 4.9% limitation on beneficial ownership of our Common Stock as more fully described in note 3 above. Jim Orazio has voting and investment power over the shares held by the selling stockholder.  Jim Orazio may be deemed to beneficially own the shares of Common Stock held by the selling stockholder. Jim Orazio disclaims beneficial ownership of such shares. The address for the selling stockholder is c/o Maxim Partners LLC, 99 Sunnyside Boulevard, Woodbury, New York 11797.

PLAN OF DISTRIBUTION

This Prospectus relates to the resale of 3,610,136 shares issued or to be issued upon the conversion of Series A Preferred Stock or exercise of certain outstanding warrants, each held by certain Selling Stockholders.

Maxim is a registered broker dealer and FINRA member firm, and is listed as a selling stockholder in this Prospectus.

Maxim does not have an underwriting agreement with us and/or the Selling Stockholders and no Selling Stockholders are required to execute transactions through Maxim. Further, other than any existing brokerage relationship as customers with Maxim, no Selling Stockholders has any pre-arranged agreement, written or otherwise, with Maxim to sell their securities through Maxim.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
●	in the over-the-counter market;
●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;
●	short sales;
●	Sales pursuant to Rule 144;
●	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and
●	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this Prospectus or any amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a Prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be approximately $7,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this Prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under this Prospectus, the shares of our common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Authorized Capital Stock

Our authorized stock consists of 85,000,000 shares: 75,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share. The following summary description relating to our capital stock does not purport to be complete.

Common Stock

Holders of Common Stock are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board out of funds legally available therefore. See “Dividend Policy” below. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of our Common Stock are entitled to share ratably in any assets for distribution to shareholders upon the liquidation, dissolution or winding up. There are no conversion, redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable. Our Board of Directors is not classified.  Also, holders of Common Stock do not have preemption rights, liability for further calls or to assessment by the registrant, any restriction on alienabilty of the securities to be registered, or any provision discriminating against any existing or prospective holder of such securities.

The rights of the shareholders may not be modified other than by a vote of a majority of the shares outstanding, voting as a class.

Series A Convertible Preferred Stock

The holders of Series A Convertible Preferred Shares will be entitled to receive, cumulative dividends in preference to the holders of Common Stock at an annual rate of 5% of the applicable per Series A Preferred Share original purchase price (the “Dividend Preference” and the “Dividends”). If, after the Dividend Preference has been fully paid or declared and set apart, the we shall make any additional distributions, then the holders of Series A Preferred Shares shall participate with the holders of Common Stock on an as-converted basis with respect to such distributions. Dividends will be payable in cash or stock, at our option.

Upon any liquidation, dissolution or winding up, the holders of Series A Preferred Shares will be entitled to receive, out of our assets available for distribution to its stockholders, an amount equal to $4.40 per share (the amount, the “Liquidation Preference Amount”), before any payment shall be made or any assets distributed to the holders of the Common Stock (the “Liquidation Preference”).

Each holder of Series A Preferred Shares will have the right, at the option of the holder at any time on or after the issuance of the Series A Preferred Shares, without the payment of additional consideration, to convert Series A Preferred Shares into a number of fully paid and nonassessable shares of Common Stock equal to: (i) the Liquidation Preference Amount of such share divided by (ii) the Conversion Price in effect as of the date of the conversion.

For a period of two (2) years following the issuance of the Series A Preferred Shares, the Conversion Price of Series A Preferred Shares will be subject to adjustment for issuances of Common Stock (or securities convertible or exchangeable into shares of Common Stock) at a purchase price less than the Conversion Price of the Series A Preferred Shares.

The Series A Preferred Stock does not contain any repurchase or redemption rights.

The summary of the Series A Convertible Preferred Stock is qualified in its entirety by reference to the form of Certificate of Designation attached hereto as Exhibit 4.1.

The Series A Warrants

There are 982,362 Series A Warrants outstanding which were sold together with the Series A Convertible Preferred Shares, which:

(a)	entitle the holder to purchase 1 share of Common Stock;
(b)
are exercisable at any time after consummation of the transactions contemplated by the Securities Purchase Agreement and shall expire on the date that is five years following the original issuance date of the Series A Warrants;

(c)	are exercisable, in whole or in part, at an exercise price of $5.06 per share of Common Stock; and
(d)
are exercisable only for cash (except that there will be a cashless exercise option if, after twelve months from the Issue Date, (i) the Per Share Market Value of one share of Common Stock is greater than the Warrant Price (at the date of calculation) and (ii) a registration statement under the Securities Act providing for the resale of the Common Stock issuable upon exercise of Warrant Shares is not in effect, in lieu of exercising this Warrant by payment of cash).

The summary of the Series A Warrants is qualified in its entirety by reference to the form of Series A Warrant attached hereto as Exhibit 4.2.

Dividend Policy

We have not paid cash dividends on any class of common equity since formation and we do not anticipate paying any dividends on our outstanding Common Stock in the foreseeable future. We plan to retain any earnings to finance the development of the business and for general corporate purposes.

Nevada Anti-Takeover Laws and our Corporate Policy

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada Corporation by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to us.

The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to our company.  Section 78.438 of the Nevada law prohibits companies from merging with or selling more than 5% of its assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the shares, unless the transaction is approved by the our Board of Directors. The provisions also prohibit companies from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity.  These provisions could delay, defer or prevent a change in control of our company.

Indemnification and limitation of liability. Under the terms of our Articles and Bylaws, we will indemnify our officers, directors, employees, and agents against all liabilities and expenses actually and reasonably incurred in connection with service for or on behalf of the corporation to the fullest extent allowed by Chapter 78 of the Nevada Revised Statutes, unless it is ultimately determined by a court of competent jurisdiction that (i) they failed to act in a manner they believed in good faith to be in, or not opposed to, the best interests of the corporation, and (ii) with respect to any criminal proceeding, had reasonable cause to believe their conduct was lawful. In addition, the applicable provisions mandate that we indemnify our officers and directors who have been successful on the merits or otherwise in the defense of any such action, suit, or proceeding against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with such defense. The Articles also eliminate, to the fullest extent permitted by Nevada law, the liability of directors and officers to the corporation or our stockholders for monetary or other damages for breach of fiduciary duties as a director or officer.

FULLY-DILUTED CAPITALIZATION

Pro Forma Capitalization

As of the consummation of the Offering and the conversion into Common Stock of all Series A Preferred Stock, Class A Warrants and Placement Agent Warrants, the following table sets forth our pro-forma capitalization by stockholder group.

Stockholder Group	No. of Shares of Common Stock	Percentage	No. of Fully-Diluted Shares of Common Stock	Percentage
Expert Venture Limited (1)	6,238,205	50.08%	6,238,205	45.83%
Sure Glory Holdings Limited (1)	748,636	6.01%	748,636	5.50%
Brighton Investments Limited (1)	73,636	0.59%	73,636	0.54%
Mapleland International Investments Limited (1)	368,182	2.96%	368,182	2.71%
Charming Action Management Limited (1)	736,364	5.91%	736,364	5.41%
Shallow Glory Management Limited (1)	571,909	4.59%	571,909	4.20%
Public Float (2)	1,263,067	10.14%	1,263,067	9.29%
Investors (fully converted) (3)	2,455,863	19.72%	2,455,863	18.04%
Investor Series A Warrants	- (4)	0.0%	982,362	7.22%
Placement Agent Warrants	-(5)	0.0%	171,911	1.26%
Total	12,455,862	100.0%	13,610,135	100.0%

(1) These are the City Zone Shareholders that received shares pursuant to the terms of the Share Exchange Agreement in the reverse merger.

(2) The Public Float shareholders consist of all the shareholders that owned stock in Deyu Agriculture Corp. (formerly, Eco Building International) prior to the Share Exchange with City Zone Holdings.

(3) The Investors consist of all the investors listed in the Selling Stockholder section.

(4) There are 982,362 Series A Warrants issued and outstanding that are not deemed exercised for the purpose of this table.

(5) There are 171,911 Placement Agent Warrants issued and outstanding that are not deemed exercised for the purpose of this table.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the securities described herein was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The financial statements as of and for the years ended December 31, 2009 and 2008 included in this prospectus and the registration statement have been audited by KCCW Accountancy Corp., Certified Public Accountants, (“KCCW”) to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DESCRIPTION OF BUSINESS

References to “we,” “our,” “ours” and “us” refer to Deyu Agriculture Corp. and its wholly owned subsidiary City Zone, unless otherwise indicated. References in this prospectus to the “PRC” or “China” are to the People’s Republic of China.

Operating through our wholly-owned subsidiaries, Jinzhong Deyu Agriculture Trading Co. Limited (“Deyu Agriculture”), Jinzhong Yongcheng Agriculture Trading Co. Limited (“Yongcheng”), and Jinzhong Yuliang Agriculture Trading Co. Limited (“Yuliang”), we are currently an emerging organic and non-organic agricultural products distributor in Shanxi province engaged in procuring, processing, marketing and distributing various grain and corn products. Deyu Agriculture focuses on processing and distributing grain products. Yongcheng and Yuliang focus on the distribution of corn and corn byproducts.

●
Grain Products –Deyu Agriculture procures and distributes grain products including millet, green beans, soy beans, black rice, and whole wheat flour. Deyu Agriculture acquires unprocessed grains and performs simple value-added processes to the grains such as peeling, cleaning, grinding and packaging. The majority of our finished products are then sold directly to supermarkets and grain wholesalers. Deyu Agriculture is the only company in the Shanxi province to have a portion its products certified as “Organic” by an organic certification organization in China. The certification is effective from December 21, 2009 to December 20, 2010.  A translated copy of the certification is attached hereto as Exhibit 10.12.

●	Corn –Yongcheng and Yuliang process and distribute corn and corn byproducts. Yongcheng and Yuliang acquire unprocessed corn and perform value-added processes such as cleaning, drying, and packaging.

Operating revenue for the year ended December 31, 2009 was $40,732,447, representing a 135.86% increase from the year ended December 31, 2008. Our net income for the year ended December 31, 2009 was $7,181,132, representing a 107.24% increase from $3,465,115 for the year ended December 31, 2008.

Deyu Agriculture Corp.’s current corporate structure is set forth below:

Plan of Operation for Remainder of 2010

We are continuing our sales and marketing efforts and are focusing on increasing our supermarket network and placing our products in additional supermarkets.  We currently sell our products in over 4,000 supermarkets throughout 12 provinces in China and our goal is to be in approximately 35 cities and 10,000 supermarkets by the fiscal year end 2010.  Our specific business target is to increase daily sales per store per day from 200RMB to 500RMB.  In addition, through our research and development activities, we plan to increase our product line to include grain tea and coffee and instant foods, also made from our grains.  We are also considering expanding the processed corn and grain food business through acquisition.

We have two registered trademarks: Deyu; and Shitie.  Other than those two trademarks, we do not own any patents, trademarks, licenses or franchises on our products or processes. We produce processed foods and patents, trademarks and licenses are not necessary for our business operations.

Competitive Landscape

Our main competitors in the deep processed grain market are:
–	Ting Tsin International Group – They are a market leader in instant noodles, ready to-drink teas and bottled water; best known for their "Master Kong" brand in China,

–	White Elephant Group – Henan-based food company with “White Elephant” branded instant noodles,

–	Hualong Group – Hebei-based food company with “White Elephant” branded instant noodles, and

–	Wu Gu Dao Chang Company – COFCO subsidiary with “Wu Gu Dao Chang” branded instant noodles.

There are also several smaller companies in our simple processed grain landscape, which are local in focus, have little brand recognition, and limited distribution networks.  The competitors are:
–	Shanxi Qinzhou Huang Millet Group Limited Company - The company’s main products are high quality millets grown in Shanxi Qinzhou.

–	Shanxi Jin Wei Yuan Grains Company Limited - The Company mainly produces and sells high quality grains as well as deep processed grain products, including millets, corn powder, and soy beans, and

–	Heshun Province Xin Ma Millets Development Company Limited - The company produces and sells grains as well as deep processed products, including beans and flour.

Seasonality of Raw Materials

The growing season for our corn and grain in the Shanxi Province is 135+ days, which requires only one planting per year of the farmland.   Our current storage capacity is 50,000+ tons, with turnover capacity of 250,000+ tons.  Our plan to increase our storage facilities will increase our storage capacity by 70,000+ tons to more than 120,000+ tons, with turnover capacity of 600,000+ tons. We are in the process of expanding our storage capacity by obtaining a new warehouse which should be completed late September 2010 and will be available for us by October 2010. We believe that the increase in storage capacity, combined with its ability to increase its farmer’s cooperative network and farmer’s agents, as well as the ability to expand its purchasing into other geographical areas in Shanxi, reduces the risk which may be attributable to raw material seasonality.

Products

Our products include (i) corn products, and (ii) grain products. Our corn products are principally sold to large food and oil processing companies, and feed material production companies. Our grain products have been packaged under our registered trademarks Deyu and Shitie for retail distribution in supermarkets. We plan to increase the number of grain food product offerings by developing processed grain foods and higher value-added products. Our current grain products include the following:

Item	Weight	Unit
Fine millet	400g	bag
Fine millet	2,400g	bag
Fine millet	5kg	bag
Gift box millet	400g	bag
Green bean	400g	bag
Green bean noodle	800g	bag
Green bean	800g	bag
Corn grits	400g	bag
Corn flour	800g	bag
Soybean	400g	bag
Whole wheat flour	5kg	bag
Whole wheat flour	25kg	bag

Black rice	400kg	bag
Buckwheat noodle	800g	bag
Sorghum flour	800g	bag
Gift box grains	2,400g	bag
Combo bean flour	2,400g	bag
Combo red flour	2,400g	bag
Health congee	936g	bag

      (Fine Millet 400g)       (Fine Millet 1800g)         (Soybean 400g)

Product Characteristics

Our farmland is located in the center of Shanxi province which has a relatively dry climate which is ideal for grain cultivation. Grain crop growth relies principally on the climate and rainfall, and is not dependent on the application of chemical fertilizers or pesticides. Our simple value-added processing of grains maintains the grain’s original nutritional components.  A portion of Deyu Agriculture’s grain products are certified as “Organic” by the Beijing Zhonglu Huaxia Organic Food Certification Centre, the chief organic food certification organization accredited and approved by the Certification and Accreditation Administration of the PRC (CNCA).

We provide technological guidance and support to our farmers regarding (1) seed dissemination, (2) cultivation methods, (3) ecological fertilizer, (4) irrigation, (5) cultivation, (6) weeding and (7) harvesting. Working closely with our farmers helps ensure that we receive high quality raw materials for production. We also utilize an advanced product control system to help ensure high-quality finished products.

Market Opportunity

Grain products contain high levels of vitamin B1, dietary fiber and trace elements. Coarse grains are beneficial to people with diabetes or high blood pressure. The Chinese Nutrition Society, commissioned by the Ministry of Health in 2007 to formulate Dietary Guidelines, recommends consumption of 250-400 grams per day of processed grain foods for adults. They also recommended that adults consume 50-100 grams per day of coarse grains and whole grain foods. 72% of adults in China, amounting to 607 million people, are urban residents. Based on these guidelines, the demand of people in urban cities could reach 7.66 million tons.

As a result of the economic growth and improved living standards in China, the dietary components of the Chinese population have changed dramatically. In general, the population pays more attention to diet and nutrition. Management believes that the increased awareness of the value and benefits of grain products has resulted in an increased demand for our organic grain products.

Corn and Corn Byproducts

The demand for corn has increased significantly, with annual growth of 3.26% for 2006 through 2009 and growth of 2.88% expected for 2010 through 2015. According to estimates by United States Department of Agriculture (“USDA”), the global demand for corn has substantially exceeded supply from 2007 through 2009:

Year	Beginning Balance	Supply	Demand	Supply Demand Gap	Closing Balance
2006/2007	125,110	713,130	728,080	-14,950	110,160
2007/2008	110,160	789,810	778,880	10,930	121,090
2008/2009	130,350	787,830	778,600	9,230	1,395.8
2009/2010	139,580	785,140	796,520	-11,380	1,281.9

(Units: ‘000 tons)
(Source: USDA)

Corn as Feed Materials

Since 1997, feed production has maintained steady growth. China is now the second largest feed producer, second only to the United States. Corn is the main raw feed material for pigs, cattle, chickens and other livestock. Corn byproducts, including corn stalks, are also used as an important source of feed.

              Source:   Nongbo Interactive Commerce (www.aweb.com.cn)

Corn Food Products

The development of corn processing has led to a revolution in corn consumption habits. In many developed countries, corn is regarded as a “health food” and a “golden food.” In the United States, over one tenth of health foods are made with corn or corn byproducts. In recent years, demand for corn in international markets has grown. Corn oil squeezed from corn germs contains over 10 types of fatty acids, more than 50% of which are acids rich in vitamins A and E. Corn oil is healthy, low in cholesterol and has positive effects on high blood pressure and heart disease. Corn oil is also widely used in the pharmaceutical and chemical industries.

Sales Network

Grain Products

We established a marketing center in Beijing focused on promoting our products throughout China. In addition, we plan to expand our sales network to include offices in Shenzhen, Hangzhou, Chengdu, Tianjin and Congqing. Our main sales channels are as follows:

●
Supermarkets: Hualian, RT-Mart Supermarket, Wal-Mart, Tiankelong, Yung-hui, China Resources Vanguard, Aoshi Kai, Sinopec Convenience Stores, Supermarkets, Tian Jia, Tianhe supermarket chains, Sen Tian supermarket , etc. At present, our sales network covers about 4,000 supermarkets distributed over 12 provinces of China and includes the cities of Shanxi, Beijing, Tianjin, Jinan, Fuzhou, Chengdu and Shijiazhuang.  It is expected that the sales network will cover up to 10,000 supermarkets by the end of 2010.

●	Wholesale markets: We plan to develop several wholesalers in Beijing and other cities.

Corn

Corn is used extensively in feeds, edible food and highly processed products. Global energy shortages make corn an attractive alternative energy source.

We have strategic partnerships with large customers such as Yihai Group, New Hope Group, Zhenda Feeds and provincial Grain Reserves. We have entered into a two year purchase agreement with Yihai Group for the sale of corn products. According to the master agreement, Yihai will purchase from us 250,000 tons of corn in 2010 and 500,000 tons in 2011.  A translated copy of the two-year purchase agreement between Shanghai Yihai Trading Co, Ltd. and Jinzhong Yuliang Agricultural Trading Co., Limited is attached hereto as Exhibit 10.13.

Product Development

At present, our grain products are pre-packaged products (preliminary products and simple processed products). We plan to develop highly processed foods such as instant foods and other high value-added grain foods, and to develop more products based on consumer demand.

●	Focus On Preliminary and Simple Processed Grain Food Products

Over the next two to three years, we will focus on the development of simple processed grain food products, with the goal of becoming the top producer of these products. Our existing grain products are naturally healthy foods that maintain their original nutritious properties and we believe will meet the demand of consumers seeking healthy diets.

In 2010, we launched healthy congee (cooked by electric cooker) and colored grain products (cooked by a soybean milk machine) which target white collar families in urban cities.

●	Deep Processed Grain Products to be Developed

We plan to introduce deep processed grain products gradually and plan to develop instant foods. These types of food products are easy to store, convenient to prepare, and maintain their healthy nutritional characteristics. This is especially suitable for consumer groups who have little time to prepare meals, but are concerned with maintaining a healthy diet.

Processing and Warehousing Capacities

Our facilities have site coverage of 11,667 square meters and constructed area of 6,752 square meters. The plant also includes a 3,000 square meter drying area surrounded by villages and farmlands in Shanzhuang Tou Village of Shitie County. We passed an environmental assessment conducted by the Environmental Protection Bureau of Jinzhong City and obtained a sewage discharge permit.

●	Production Capacity

We are equipped with three fully automatic production lines for millet, grains and flour. The lines include various kinds of rice milling machines, filtering machines, elevators, color selection machines, exhaust fans, automatic packing machines and other equipment.

Grains production flow chart:

Raw products              Stone cleaning                   Husking                     Grinding
Classification

       Color selection                      Polishing                      Packaging                      Storage

Flour (corn flour, millet flour) production flow chart:

       Raw grains               Peeling                  Flour mill                    Packaging                    Storage

To ensure high quality we installed fully automated production equipment in our facilities.

■
Production equipment is fully automated. Raw materials are moved through the production process via the elevator. The production process is fully enclosed for protection against any pollution or contamination.

■
We installed equipment with advanced color selection technology for grains. The device is stable and reliable, and features automatic temperature control, automatic removal of dust and impurities, automatic air pressure detection, self injection and light testing.

■	The cooling system helps millet maintain its nutritious components, color and appearance.
■	Selective application of the polishing process helps maintain nutritional components.

Our modern equipment and technology, combined with advanced processing techniques, helps ensure that grain production is high-quality, natural, green and ecological.  Additionally, a portion of our grains can be categorized as organic. The careful management of breeding, cultivation, production, packaging and storage also leads to high quality products.

We implemented strict quality control on each process in purchasing, storage, processing, packaging, and distribution. We keep any items that are examined in the course of quality control inspections for one year in accordance with National Technology Quality Supervision Bureau requirements. We cooperate fully with the Bureau during their random testing and examination of our products.

●	Packaging Capacity

Our 400 square-meter packaging facility is dust proof, moisture proof, anti-static, anti-rodent and air ventilated and is isolated from the rest of the plant. Products are transported by hoisting machine to the packaging facility, which has four production lines: automated vacuum packaging, automated granular packaging, automated Hatta hybrid packaging and automated powder packaging. All processes in the packaging facility are enclosed to avoid contamination.

The vacuum packaging line automates measuring, bag making, filling, cutting, bag shaping, vacuum sealing, coding, counting and transmission. It accommodates 70 to 500 grams of product and packages at the speed 100 to 120 bags per minute. The granular packaging line also automates measuring, bag making, filling, cutting, bag shaping, coding, counting and transmission. It accommodates 75 to 1,000 grams of product at the speed of 90 to 120 bags per minute. The Hatta hybrid packaging line is used for packing the healthy congee and colored grains. It automates measuring, bag making, filling, cutting, bag shaping, coding, counting and transmission, and accommodates 50 to 500 grams of product at the speed of 120 to 150 bags per minute. The powder packing line is used for packaging grain flour products and automates measuring, bag making, filling, cutting, bag shaping, coding, counting and transmission, and accommodates 5 to 5,000 grams of product at the speed of 80 to 90 bags per minute.

Our product labeling complies with the Interim Measures for Labeling of Food Products of Enterprises in the Shanxi Province and the GB7718-1994 Standards for Food Products Labeling. We obtained the registration certificate (Record number SB/1407000-009-01).

●	Warehousing and Logistics Capacity

We rent two large warehouses for storage of raw materials (mainly corn): the Yuci Warehouse and the Shanxi 661 Warehouse.  A translated copy of our Warehouse Lease Agreement with Shanxi Means of Production Company, Yuci Warehouse  (formerly, the 671 Warehouse) is attached hereto as Exhibit 10.15.  A translated copy of our Warehouse Lease Agreement with Shanxi 661 Warehouse is attached hereto as Exhibit 10.14.  The total capacity of our warehouse space is greater than 50,000 tons and annual turnover is about 250,000 tons. We are also constructing a new storage center situated on 70 mu (approximately 46,690 square meters) of land for storage of more than 70,000 tons of food products and annual turnover of greater than 350,000 tons. This warehouse will allow us to have storage capacity of more than 120,000 tons of food productes and annual turnover of greater than 600,000 tons.  The new storage center is scheduled for completion by the end of September, 2010 and will be available for use in October, 2010.

The cave type warehouses that we use are fully enclosed and have thermostatic and moisture proof characteristics. Each of the cave type warehouses is built with 1.5 meter thick walls and moisture proof layers. They maintain a temperature of 10 degrees Celsius throughout the year, perfectly suited for food storage. Since no air conditioning is required, the operating costs of the warehouses are low. The warehouses are equipped with infrared sensors that can accurately detect temperature changes and the presence of rodents, insects, and other pests.

Before corn can be stored in warehouses, it must undergo drying and water removal treatments. We have three sets of drying equipment allowing us to process up to 350,000 tons annually. The new storage center will be equipped with the most advanced equipment for corn drying allowing it to process 500,000 tons annually. After the drying process, the corn is packaged in bags and moved to warehouses. There, the products undergo insecticide and anti-bacterial treatments. After being sealed for 15 days and air ventilated for another 7 days, the products are then stored in enclosed warehouses.

We have an exclusive lease agreement with three railway lines for freight transportation: (i) Shanxi Cereal & Oil Group, Mingli Reservation Depot; (ii) Shanxi Yuci Cereal Reservation Depot; and (iii) Yuci Dongzhao Railway Freight Station.  These exclusive agreements help us ensure speedy delivery of our products at a low cost (compared to truck transportation).  A copy of the three railway lease agreements are attached hereto as Exhibits 10.16, 10.17 and 10.18, respectively.

Research and Development

We hire a number of agricultural experts as the consultants in sectors including food processing, breeding, cultivation, nutrition and disease prevention. We, together with Shanxi Agricultural Sciences Institute, Shanxi Agricultural University and their Institute of Seeds and Planting, established a joint laboratory for research breeding and cultivation. This laboratory also provides quality testing of our products and provides suggestions for the improvement of our products. We also established an agricultural product research center in Beijing. Specifically, we have entered into two Agricultural Technology Cooperative Agreements.  One agreement is with Sorghum Institute, Shanxi Academy of Agricultural Science for the cooperative use of technology in the cultivation and planting of grains.  A translated copy of this agreement is attached hereto as Exhibit 10.20.  The other agreement is with Millet Research Institute, Shanxi Academy of Agricultural Science for the cooperation of species improvement and green planting technologies.  A translated copy of this agreement is attached as Exhibit 10.19.

Our R&D team and laboratory uses a hybridization technique for breeding rather than a genetically modified approach. They have special characteristics such as strong drought resistance and resistance to pests. None of the seeds are cultivated using pesticides or chemical fertilizers. This not only reduces costs, but also increases the output and, most importantly, allows us to ensure that a portion of our crops are organic.

Target Market

We focus on promoting the concept of “healthy and green.”  Target customers include urban city residents who pursue healthy diets. Management believes health-oriented food products are also important to families in tier 1 and tier 2 cities in China.  Beijing, Shanghai and Guangzhou are considered Tier 1 cities in China because they were the first to be opened up to competitive economic development and are the most populous, affluent and competitive.  Tier 2 cities, such as Tianjin, Suzhou, Dalian, Qingdao and Hangzhou, have a smaller population and are not as developed as Tier 1 cities.

Operating Mode

We have established a large scale plantation adopting the mode of “Company + Farmers + Base.” Shanxi offers high quality land that supports organic growing of grains and corn. Our operating model is illustrated by the chart below:

Government Regulation

●	Grain Production and Sales Business

Our production, purchases and sales of grain food products are subject to the following rules and regulations in the People’s Republic of China:

1.	“The Food Safety Law of the People’s Republic of China” (the “Food Safety Law”)
2.	“Regulations on the Implementation of the Food Safety Law of the People’s Republic of China” (the “Regulations”)
3.	“Law of the People’s Republic of China on Quality and Safety of Agricultural Products” and the Food Distribution Management Ordinance.

We are engaged in the sale of packaged grain products. The supervising authority for such products is the Beijing Bureau of the Industry and Commerce. Pursuant to Regulation 29 of the Food Safety Laws, entities engaging in food production, food distribution and food service, must obtain a Food Production Permit, Food Distribution Permit and Food Service Permit. Those who have obtained the Food Production Permit are authorized to operate a food production business and are not required to apply for a Food Distribution Permit. However we have also obtained the Food Distribution Permit from the Beijing Bureau of Industry and Commerce.

We are also engaged in the production and sale of grain foods. The supervising authority for such production is the Technology Quality Supervision Bureau of Shanxi Province. Pursuant to Food Safety Laws and ancillary regulations, the nation’s Head Office of the Technology Quality Supervision Bureau supervises technology quality of enterprises which are engaged in food production. The Bureau issues Food Production Permits, undertakes mandatory examinations of technology quality for entry into the industry and is responsible for investigation of incidents regarding food safety. Pursuant to Regulation 29 of the Food Safety Laws, entities engaging in food production, food distribution and food service, must obtain the Food Production Permit, Food Distribution Permit and Food Service Permit. Those who have obtained the Food Production Permit are authorized to operate food production businesses and are not required to apply for a Food Distribution Permit. Deyu has also obtained the nation’s Industrial Production Permit from the Technology Quality Supervision Bureau (Cereals: QS140701040051 and Flour: QS140701016210). Our food labeling complies with the Interim Measures for Labeling of Food Products of Enterprises in Shanxi Province and GB7718-1994 Standards for Food Products Labeling and has obtained the relevant registration certificate (Record number SB/1407000-009-01).

●	Corn Purchase and Sale Business

Yuliang is engaged in the purchase and sale of raw corn products. The supervising authority for the purchase and sale of raw corn products is the State Administration of Grain. Pursuant to Regulation 6 of the Food Distribution Management Regulations announced by the State Council of PRC, the State Council Development and Reform Department and the National Food Administration Departments (the commissions National Food Authority) are responsible for the mid and long-term planning of the nation’s overall balance of foods, regulation, restructuring of important food species and food distribution. The National Food Administration Department is responsible for food distribution, guidance to the industry, oversight of the food distribution laws, regulations, policies and implementation of rules and regulations. Pursuant to Regulation 9, food operators must obtain permits and register pursuant to relevant registration regulations. We obtained the necessary Food Products Purchase Permit and operate in compliance with the relevant standards of food quality, storage, logistics and facilities.

Competitive Advantage

●	Unique Cultivation Environment

Shanxi is located on Loess Plateau in the western part of China. Jinzhong is located in the center of Shanxi. The topography of the regions creates optimal conditions for growing grains. Favorable weather conditions, combined with our unique and advantageous geographical conditions leads to high-quality products. There has been no serious flood or drought in the region in the past 100 years. The temperature difference between day and night is greater than 10 degrees Celsius. The weather is dry and cold. There are about 158 days without frost during the year and the growing period is longer than 135 days. The weather conditions are especially favorable for growing corn and grains. Grains are highly drought resistant. Growing grains is reliant on natural rainfall, no irrigation is required throughout the year, and no application of chemical fertilizer or pesticides is needed. Irrigation by underground water is only required in exceptional circumstances.

The northern and southern parts of Shanxi are rich in coal mines, however, there are no large coal mines or other large polluting industries in the central part of Shanxi, where Jinzhong is located. Jinzhong’s economy relies heavily on agriculture. Jinzhong’s cultivation lands are located in Jinzhong City.

●	Scale Production Advantage

Agricultural lands for the large scale farming of grains are becoming rare in China. With the support of our local government, we have adopted the operation mode of Company + Farmers + Base on a large scale. In the past three years, we signed agricultural co-operative agreements with governments of the counties and villages of Jinzhong for exclusive farming rights to 550,000 mu (approximately 367 square kilometers) of farmland for 20 years. Local governments arrange for farmers to grow crops on the farming land and we place orders with the farmers each year. The farmers plant according to the size of the orders and we acquire the crops after they are harvested. We do not own title to this land nor do we own the right to use this land.

●	Technical Support

To improve the technology in farming, breeding and cultivation, and processing, we hired 6 professors as consultants. With Shanxi Agricultural Sciences Institute and Shanxi Agriculture University and their breeding and cultivation center, we established joint laboratories for the research and development of corn and grain breeding and cultivation. Research and development expenses were USD $98,087 and USD $43,364 for the years ended December 31, 2009 and 2008. We will continue to allocate more resources to research and development in the future.

Legal Proceedings

We are currently not involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. To our knowledge, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of our executive officers or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or any of our companies or our companies’ subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Employees

We currently have approximately 130 full time employees and approximately 600 part-time employees working on a seasonal basis.

Location of Facilities, Offices and Contact Information

Our principal executive offices are located at Tower A, Century Centre, Room 808, 8 North Star Road, Beijing, PRC , Attention: Jianming Hao, Telephone No.: (86) 138-2882-4414 and Fax No. (86)-10-62668413.  We have also leased a virtual office space in New York City with an address of 1133 Broadway, Suite 708, New York, New York 10010.

DESCRIPTION OF PROPERTY

Storage Facilities

We rent two standardized warehouses for the storage and turnover of raw products (mainly corn). The capacity exceeds 50,000 tons with annual turnover of 250,000 tons. Translated copies of these lease agreements are attached hereto as Exhibits 10.14 and 10.15.  We are constructing a new and modern storage center on 70 mu (approximately 46,690 square meters) of land for storage capacity exceeding 70,000 tons of food products and the annual turnover is expected to exceed 350,000 tons. This warehouse will allow us to have storage capacity of more than 120,000 tons of food productes and annual turnover of greater than 600,000 tons.  Completion of the new storage facility is scheduled for the end of September, 2010 and will be available for use in October, 2010.

The cave type warehouses are natural warehouses with enclosed, thermostatic and moisture proof characteristics. Each of the cave type warehouses is built with a 1.5 meter thick covering and moisture proof layers and maintains a temperature of 10 degrees Celsius throughout the year, ideal for food storage. Because no air conditioning is required, the operating costs of the warehouses are low. The warehouses are equipped with infrared detection and temperature sensing devices which are able to accurately detect rodents, insects and temperature changes.

The standardized warehouses, new storage facilities, and cave type warehouses are located at the Yongcheng Logistics Center, Liyan County, Yuci District, Jinzhong City, PRC.

Land

We own approximately 6.69 square kilometers of land in the Shanxi Province.  The land is used for research and development; specifically, experimental breeding of seeds for potential use by the farmers we ultimately purchase corn and grain from.  A translated copy of the Certificate of Forest Rights is attached hereto as Exhibit 10.21.

Production Facilities and Equipment

We are equipped with three fully automated production lines for millet, grains and flour which include various rice milling machines, filtering machines, elevators, color selection machines, exhaust fans, automatic packaging machines and other equipment.

LEGAL PROCEEDINGS

Currently there are no legal proceedings pending or threatened against us. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

 MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is thinly traded on the over-the-counter market under the symbol ECBI. Prior to the Share Exchange, we had not generated any revenue and accumulated losses of $17,760 for the period from inception through November 30, 2009. The revenues and results of operations presented in our financial statements and discussed in this filing represent the financial results of the acquired Company, City Zone Holdings, Limited, which we determined to be the accounting acquirer in the reverse acquisition.  There can be no assurance that a liquid market for our securities will ever develop. Transfer of our common stock may also be restricted under the securities or blue sky laws of various states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

Dividend Policy

We have not paid cash dividends on any class of common equity since formation. We plan to retain our earnings to finance the development of the business and for general corporate purposes, however, the timing, amount, and form of payment of dividends, if any, is subject to the discretion of management.

Transfer Agent and Registrar

West Coast Stock Transfer is currently the transfer agent and registrar for our Common Stock. Its address is 2010 Hancock Street, Suite A, San Diego, CA 92110. Its phone number is (619) 664-4780.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and plan of operations together with our financial statements and related notes appearing elsewhere in this Prospectus.  Various statements have been made in this Prospectus that may constitute “forward-looking statements”. Forward-looking statements may also be made in Deyu Agriculture Corp.’s Quarterly and Annual Reports filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) and in other documents. In addition, from time to time, Deyu Agriculture Corp. through its management may make oral forward-looking statements. Forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from such statements. The words “believe,” “expect,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Deyu Agriculture Corp. undertakes no obligation to update or revise any forward-looking statements.

Overview

On April 27, 2010, we completed the acquisition of City Zone Holdings Limited, an emerging organic and non-organic agricultural products distributor in the Shanxi Province of the Peoples Republic of China engaged in procuring, processing, marketing and distributing various grain and corn products (“City Zone”), by means of a share exchange (the “Share Exchange”).  As a result of the Share Exchange, City Zone became a wholly-owned subsidiary of ECBI and ECBI is a holding company. Simultaneously with the acquisition, we completed a USD $8,211,165.60 private placement of securities to accredited investors at $4.40 per unit, with each “Unit” consisting of one share of Series A Convertible Preferred Stock, and a warrant to purchase 0.4 shares of common stock with an exercise price of $5.06 per share.

On May 10, 2010, we closed on the second and final round of the private placement offering as disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2010 through the sale of 589,689 Units comprised of 589,689 shares of our Series A Convertible Preferred Stock and 235,882 five year warrants with an exercise price of $5.06 per share, to certain accredited investors for total proceeds of $2,594,606.40 to us pursuant to the terms of a securities purchase agreement (the “Securities Purchase Agreement”). We raised an aggregate amount of $10,805,705 in the two rounds of offerings.  A copy of the Securities Purchase Agreement is attached hereto as Exhibit 10.1.

In connection with the financing transaction, we entered into (i) a Registration Rights Agreement, attached hereto as Exhibit 10.2; (ii) a Lock-Up Agreement, attached hereto as Exhibit 10.3; and (iii) a Securities Escrow Agreement for a make good arrangement with our management, attached hereto as Exhibit 10.4 (together with the Securities Purchase Agreement, these agreements shall be referred to as the “Financing Documents”).

The private placement closed simultaneously with the signing of the Financing Documents and our issuing of 2,455,863 shares of Series A Convertible Preferred Shares and warrants exercisable into 982,362 shares of common stock to certain investors (collectively, the “Investors”).  Pursuant to its terms, the Series A Convertible Preferred Shares receive cumulative dividends at a rate of 5% per annum and can be converted into common stock on a 1:1 basis, subject to applicable adjustments (the "Series A Preferred Stock").  A copy of the Certificate of Designation of Rights and Preferences of Series A Preferred Stock is attached hereto as Exhibit 4.1.  Pursuant to its terms, the warrants can be converted into 982,362 shares of common stock at an exercise price of $5.06 per share (the "Warrant").  The Warrants will expire on April 27, 2015.  A copy of the Warrant is attached hereto as Exhibit 4.2.

In connection with the private placement and as part of the Financing Documents, we also entered into a Registration Rights Agreement, whereby, we have agreed to file a registration statement on Form S-1 (or other applicable Form) within 60 days of the close of this financing.  If the registration statement is not timely filed or is not declared effective within 180 days from the closing, we will be liable for damages in the amount of 0.5% of the purchase price per month until the default is cured.

Additionally, our majority shareholders, including Expert Venture Limited, Sure Glory Holdings Limited, Brighton Investments Limited, Mapleland International Investments Limited, Charming Action Management Limited and Shallow Glory Limited, and we entered into a Lock-Up Agreement whereby our majority shareholders agreed not to sell any securities for a period of six (6) months after the initial registration statement associated with this financing is declared effective.

Lastly, Expert Venture Limited entered into a Securities Escrow Agreement whereby Expert Venture Limited pledged 2,455,863 shares of his common stock of the Company as security that we reach certain earnings thresholds for fiscal years ended 2010 and 2011 (the “Make Good Shares”).  One half (or 1,227,932 shares) of the Make Good Shares shall be allocated to the 2010 earnings requirement and the other half (1,227,931 shares) of the Make Good Shares shall be allocated to the 2011 earnings requirements.  If we meet these thresholds, the Make Good Shares will be released from escrow and returned to Expert Venture Limited.  Alternatively, if we fail to meet the earnings requirements, the Make Good Shares will be released to the Investors in accordance with the terms of the Securities Escrow Agreement.  For the fiscal year 2010, pursuant to the Make Good Agreement, we have to report net income of $11,000,000.   For fiscal year 2011, pursuant to the Make Good Agreement, we have to report Net Income of $15,000,000.  We will not be issuing any additional shares if the earnings threshold is not met.  The Make Good Shares are already issued to Expert Venture Limited and Expert Venture Limited will be transferring the shares to the Investors if the earnings thresholds are not met.  Therefore, this will not dilute any shareholders.

The Make Good Shares shall be released from escrow based on the following terms and conditions:

For Fiscal Year ended 2010, the 1,227,932 shares being held in escrow for fiscal year 2010 shall be disbursed as follows:

-	If we achieve net income of at least 95% of $11,000,000, then 1,227,932 shares shall be returned to Expert Venture Limited.
-
If we achieve net income of less than 50% of $11,000,000 (or $5,500,000), then 1,227,932 shares shall be released to the investors on a pro rata basis (based on the amount of each investors investment).

-
If we achieve net income of between 50% and less than 95% of $11,000,000, then a portion of the 1,227,932 shares held in escrow shall be disbursed to the Investors (the remaining shares will be returned to Expert Venture Limited.  The number of shares released to the investors shall be determined by doubling the percentage missed between the actual net income as compared to the make good target and then multiplying that by the 1,227,932 escrow shares.  The following table and chart displays the number of shares investors would receive if the target net income was missed by between 50% and 95%.

% of Make Good Target Achieved	# of Shares to Investors	# of Shares Returned to Expert Venture Limited
>95%	0	1,227,932
94%	147,352	1,080,580
93%	171,910	1,056,021
92%	196,469	1,031,462
91%	221,028	1,006,904
90%	245,586	982,345
89%	270,145	957,787
88%	294,704	933,228
87%	319,262	908,669
86%	343,821	884,111
85%	368,379	859,552
84%	392,938	834,993
83%	417,497	810,435
82%	442,055	785,876
81%	466,614	761,318
80%	491,173	736,759
79%	515,731	712,200
78%	540,290	687,642
77%	564,848	663,083
76%	589,407	638,524
75%	613,966	613,966
74%	638,524	589,407
73%	663,083	564,848
72%	687,642	540,290
71%	712,200	515,731
70%	736,759	491,173
69%	761,318	466,614
68%	785,876	442,055
67%	810,435	417,497
66%	834,993	392,938
65%	859,552	368,379
64%	884,111	343,821
63%	908,669	319,262
62%	933,228	294,704
61%	957,787	270,145
60%	982,345	245,586
59%	1,006,904	221,028
58%	1,031,462	196,469
57%	1,056,021	171,910
56%	1,080,580	147,352
55%	1,105,138	122,793
54%	1,129,697	98,235
53%	1,154,256	73,676
52%	1,178,814	49,117
51%	1,203,373	24,559
<50%	1,227,932	0

For Fiscal Year ended 2011, the 1,227,931 shares being held in escrow for fiscal year 2011 shall be disbursed as follows:

-	If we achieve net income of at least 95% of $15,000,000, then 1,227,932 shares shall be returned to Expert Venture Limited.
-
If we achieves net income of less than 50% of $15,000,000 (or $7,500,000), then 1,227,931 shares shall be released to the investors on a pro rata basis (based on the amount of each investors investment).

-
If we achieve net income of between 50% and less than 95% of $11,000,000, then a portion of the 1,227,931 shares held in escrow shall be disbursed to the Investors (the remaining shares will be returned to Expert Venture Limited.  The number of shares released to the investors shall be determined by doubling the percentage missed between the actual net income as compared to the make good target and then multiplying that by the 1,227,931 escrow shares.  The following table and chart displays the number of shares investors would receive if the target net income was missed by between 50% and 95%.

% of Make Good Target Achieved	# of Shares to Investors	# of Shares Returned to Expert Venture Limited
>95%	0	1,227,931
94%	147,352	1,080,580
93%	171,910	1,056,021
92%	196,469	1,031,462
91%	221,028	1,006,904
90%	245,586	982,345
89%	270,145	957,787
88%	294,704	933,228
87%	319,262	908,669
86%	343,821	884,111
85%	368,379	859,552
84%	392,938	834,993
83%	417,497	810,435
82%	442,055	785,876
81%	466,614	761,318
80%	491,173	736,759
79%	515,731	712,200
78%	540,290	687,642
77%	564,848	663,083
76%	589,407	638,524
75%	613,966	613,966
74%	638,524	589,407
73%	663,083	564,848
72%	687,642	540,290
71%	712,200	515,731
70%	736,759	491,173
69%	761,318	466,614
68%	785,876	442,055
67%	810,435	417,497
66%	834,993	392,938
65%	859,552	368,379
64%	884,111	343,821
63%	908,669	319,262
62%	933,228	294,704
61%	957,787	270,145
60%	982,345	245,586
59%	1,006,904	221,028
58%	1,031,462	196,469
57%	1,056,021	171,910
56%	1,080,580	147,352
55%	1,105,138	122,793
54%	1,129,697	98,235
53%	1,154,256	73,676
52%	1,178,814	49,117
51%	1,203,373	24,559
<50%	1,227,931	0

Additionally, as a result of the Share Exchange, we changed our fiscal year to December 31.

We changed our name from “Eco Building International, Inc.” to “Deyu Agriculture Corp.” on June 2, 2010.

Our principal office is located at Tower A, Century Centre, Room 808, 8 North Star Road, Beijing, PRC. Our telephone number is (86)-13828824414. Our fax number is (86)-10-62668413. Our common stock is quoted on the OTC Bulletin Board under the trading symbol “ECBI.”

As is evidenced below in our “Results of Operations”, we have experienced increased growth in revenues and net income.  Our future growth depends on our ability to meet the increasing demand for our current products and our expanding product line.  Management has taken certain actions in order to meet the anticipated demands.  Such actions include working with farmers to increase current yields, focus on our ability to enter into new cooperative agreements, sign contracts with new farmer agents, and expand geographically in Shanxi Province.

Management has also been proactive in purchasing larger amounts of grain in anticipation of future price increases.  Our inventory increased from $8.2 million from December 31, 2009, to 12.5 million on June 30, 2010 due to such purchases.  The inventory purchases were funded with cash and short term borrowings.   Additionally, management used sales discounts more aggressively in 2009 to increase its cash and reduce funding reliance on short term borrowings.  Sales discounts, as a percentage of gross sales, increased 0.72% from 8.33% in 2008 to 9.05% in 2009 and was at 1.2% of gross sales for the six months ended June 30, 2010.

Our deep processed grain products are higher margin products than our rough processed corn.  As such, we have increased our efforts to enter into supermarkets in Tier 1 and Tier 2 cities in China.  Tier 1 cities in China are defined as having both a larger population and a larger disposable income.  Tier 1 cities include Beijing, Shanghai, and Guanzhou.  Tier 2 cities have a smaller population than the Tier 1 cities, but have an ever increasing disposable income.  Examples of Tier 2 cities include Tianjin, Suzhou, Dalian, Qingdao, and Hangzhou.  Additionally, based upon our perceived and historical growing demand for our deep processed grain products, the changing dietary demands, and the increase in health and nutrition consciousness of the Chinese people, we believe we have a unique opportunity to substantially increase our revenues, net income and gross margins.  Management has also begun an initial evaluation of the viability of exporting our deep processed grain products to other countries, such as Japan and the United States.  We believe significant factors that could affect our operating results are the (i) cost of raw materials, (ii) prices and margins of our products to our retailers and their markup to the end users, (iii) consumer acceptance of our deep processed grain products, (iv) general economic conditions in China, and (v) the changing dietary habits of the people of China towards our quality organic food.

Impact of Inflation

In recent years, China has not experienced significant inflation or deflation and thus inflation and deflation have not had a significant effect on our revenues or net income during the past three years. According to the National Bureau of Statistics of China, the inflation rate as measured by the consumer price index in China was 4.8%, 5.9% and 5.2% in 2007, 2008 and 2009, respectively.  The rate of inflation in China was 3.30% as of July 2010.

Results of Operations for the Year Ended December 31, 2009 as compared to the Year Ended December 31, 2008:

	For The Years Ended December 31,
	2009	2008	Change	%

Net revenue	$40,732,447	$17,269,937	23,462,510	136%

Cost of goods sold	(30,136,581)	(12,673,361)	(17,463,220)	138%

Gross Profit	10,595,866	4,596,576	5,999,290	131%

Selling expenses	(1,947,613)	(770,157)	(1,177,456)	153%
General and administrative expenses	(719,910)	(272,091)	(447,819)	165%
Other expenses	(556,312)	-	(556,312)	100%
Research and development expenses	(98,087)	(43,364)	(54,723)	126%

Operating income	7,273,944	3,510,964	3,762,980	107%

Interest income	10,081	1,440	8,641	600%
Interest expense	(102,893)	(47,289)	(55,604)	118%

Income before income taxes	7,181,132	3,465,115	3,716,017	107%

Provision for income taxes	-	-	-

Net income	$7,181,132	$3,465,115	3,716,017	107%

Net income per common share – basic and diluted	$1.45	$0.70	-	-

Weighted average number of common shares outstanding	4,930,000	4,930,0000	-	-

Net Revenue

Our net revenue for year 2009 was $40.7 million, an increase of $23.5 million or 136% from $17.3 million for year 2008.  The increase was primarily attributable to strong demand for our products from local market in the Shanxi Province as well as other surrounding provincial regions driven by the enhancement of our marketing strategy.  In addition, the strengthened relationship with our major customers, the development of new customers, the affluent funding to purchase more raw materials, and the improvements in warehousing and logistics operations, product quality, and timely delivery resulted in higher recognition in the market and customer loyalty, all of which contributed to the increase in sales orders.  Total sales volume increased 131% year-over-year to 140,356 tons in 2009 comparing to 60,752 tons during 2008.  Sales discount for year 2009 was $847,849 or 9.05% of gross sales in the grains division, an increase of $392,219 from sales discount of $455,630 or 8.33% of gross sales in the grains division for year 2008.

The following table breaks down the distribution of our sales volume and amount by division and as a percentage of gross sales:

	For the Year Ended December 31, 2009					For the Year Ended December 31, 2008
	Sales Volume (ton)	Gross Sales	Less Sales Discount	Net Sales	% of total sales	Sales Volume (ton)	Gross Sales	Less Sales Discount	Net Sales	% of total sales
Grains Division	7,096	9,368,136	847,849	8,520,287	21%	4,532	5,472,772	455,630	5,017,142	29%
Corn Division	133,260	32,212,159	-	32,212,159	79%	56,220	12,252,798	-	12,252,798	71%
Total	140,356	41,580,295	847,849	40,732,446	100%	60,752	17,725,570	455,630	17,269,940	100%

Gross sales in the grains divison increased $3.9 million or 71% to $9.4 million in 2009 from $5.5 million in 2008.  Such increase was principally attributable to the following reasons:

(a)
The launch of a new product type, black rice, in 2009, generated approximately $1.3 million in gross sales or 34% of the total increase in grains sales.  Sales volume of black rice was approximately 1,082 tons in 2009.

(b)
For the existing product types, approximately $1.7 million or 46% of the total increase in grains sales was attributable to the increase in sales volume to 6,014 tons in 2009 from 4,532 tons in 2008, and $0.8 million or 20% of the total increase in sales was attributable to average unit sales price increase to $1.34/kg in 2009 from $1.21/kg in 2008.

Gross sales in the corn division increased $20.0 million or 163% to $32.2 million in 2009 from $12.3 million in 2008.  Increase in sales volume to 133,260 tons in 2009 from 56,220 tons in 2008 contributed to approximately $16.8 million or 84% of the total increase in corn sales, while increase in unit sales price contributed to approximately $3.2 million or 16% of the total increase in corn sales.

The following tables set forth our three major customers in each division for fiscal years 2009 and 2008, respectively:

Grains Division:

	% of Gross Sales for the Years Ended December 31,
Top Three Customers	2009	2008
Customer A	16.4%	6.5%
Customer B	9.7%	4.5%
Customer C	9.3%	4.2%
Top Three Customers as % of Total Gross Sales	35.4%	15.2%

Corn Division:

	% of Gross Sales for the Years Ended December 31,
Top Three Customers	2009	2008
Customer A	48.6%	45.7%
Customer D	2.6%	1.2%
Customer E	2.6%	2.0%
Top Three Customers as % of Total Gross Sales:	53.8%	48.9%

During the year ended December 31, 2009, our three major customers of the grains division accounted for 35.4% of total gross sales, increased from 15.1 % for the year ended December 31, 2008, primarily due to increase in sales orders in 2009.

During the year ended December 31, 2009, our three major customers of the corn division accounted for 53.8% of total gross sales, increased from 48.9 % for the year ended December 31, 2008, also primarily due to increase in sales orders in 2009.

As of December 31, 2009, the accounts receivable due from the three major customers of the grains division represented 26% of total accounts receivable of the division comparing to 33% as of December 31, 2008, or 10% of our consolidated accounts receivable as of December 31, 2009 comparing to 13% as of December 31, 2008.  Such variance was mainly a result of the different timing of collections from the customers.  All of our accounts receivable balances were aging within six months as of December 31, 2009 and 2008.

As of December 31, 2009, the accounts receivable due from the three major customers of the corn division represented 18% of total accounts receivable of the division comparing to 29% as of December 31, 2008, or 11% of our consolidated accounts receivable as of December 31, 2009 comparing to 18% as of December 31, 2008.  Such variance was mainly a result of the different timing of collections from the customers.  All of our accounts receivable balances were aging within six months as of December 31, 2009 and 2008.

We assess the collectability of accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.  Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends, and changes in customer payment patterns to evaluate the adequacy of these reserves.

Cost of Goods Sold

Cost of Goods Sold mainly consists of cost of raw materials, labor, utilities, manufacturing costs, manufacturing related depreciation, and packaging costs.

Cost of Goods Sold was $30.1 million for the year ended December 31, 2009, compared to $12.7 million for the year ended December 31, 2008, an increase of $17.4 million or 137%.  Cost of Goods Sold measured by percentage of net sales was 74% for year 2009, compared to 73.4% for the prior year.  The increase in Cost of Goods Sold was substantially consistent with the increase in net sales revenue.  Cost of Goods Sold from the corn division accounted for approximately 86% of total cost of goods sold in 2009 as compared to 81% for the prior year.  The increase was mainly due to higher sales volume of corns in 2009 to our largest customer.

Gross Profit

As a percentage of net revenue, gross margin was 26.0% for the year ended December 31, 2009 as compared to 26.6% for the prior year.  The slight decrease was mainly due to a slightly lower gross margin in our grains division in 2009 as compared to 2008, partially offset by increase in gross margin in the corn division.

Gross margin for the grains division was 54.84% for the year ended December 31, 2009, down by 243 basis points from 57.27% for the year ended December 31, 2008.  The decrease was mainly resulted from a higher purchasing cost of millet in 2009, partially offset by increase in margin of other grains products

Gross margin for the corn division was 19.58% for the year ended December 31, 2009, up by 392 basis points from 15.66% for the year ended December 31, 2008.  The increase was mainly due to higher sales price resulting from more value added to our product brand pursuant to the strengthened relationship with our major customers, the development of new customers, the affluent funding to purchase more raw materials, and the improvements in warehousing and logistics operations, product quality, and timely delivery.

Selling Expense

Total selling expense consists primarily of freight charges and the rent expense of railroad lines.  The amount increased by $1.2 million or 153% from $0.8 million for the year ended December 31, 2008 to 2.0 million for the year ended December 31, 2009.  As a percentage of net revenue, our selling expense was 4.8% for the year ended December 31, 2009, which was substantially stable as compared to 4.5% for the prior year.  Increase in selling expense mainly corresponded to the higher sales volume in 2009.

General and Administrative Expenses

The following table breaks down our General and Administrative Expenses:

	For The Years Ended December 31,
	2009	2008	Change	%

Office Rent	$16,065	$1,733	$14,332	827%
Payroll, welfare, and bonuses	380,239	142,423	237,816	167%
Depreciation & Amortization Expense	104,116	47,646	56,470	119%
Professional Service	65,879	-	65,879	100%
Others	153,611	80,289	73,322	91%
Total	$719,910	$272,091	$447,819

General and administrative expenses primarily consist of office rent, payroll, welfare, and bonuses, depreciation & amortization expenses, professional services, and expenses for other general corporate activities.  The amount increased by $447,819 or 165% from $272,091 for the year ended December 31, 2008 to $719,910 for the year ended December 31, 2009.  As a percentage of net revenue, our general and administrative expense slightly increased to 1.8% for the year ended December 31, 2009, compared to 1.6% for the same period prior year.  The increase in the balance of general and administration expense was principally due to the following:

(1)
Increase of $14,332 in office rent from $1,733 for the year ended December 31, 2008 to $16,065 for the year ended December 31, 2009, or an 827% increase.  In September 2009, we signed a lease contract for approximately 7,914 square feet of office space in order to meet the expansion of the business.  Therefore, monthly office rent increased from $176 to $5,132.

(2)
Increase of $237,816 in payrolls, welfares, and bonuses, from $142,423 for the year ended December 31, 2008 to $380,239 for the year ended December 31, 2009, or a 167% increase.  We mainly incurred more payroll-related expenses for management level personnel in correspondence with the expansion of the business.

(3)
Increase of $56,470 in depreciation and amortization expense from $47,646 for the year ended December 31, 2008 to $104,116 for the year ended December 31, 2009, or a 119% increase.  The increase was mainly due to the depreciation on new acquisition of machines and equipment accordingly.  The new additions raised the net book value of total property, plant, and equipment by approximately $0.5 million or 16.5% as of December 31, 2009 comparing to December 31, 2008.

(4)
Increase of $65,879 in professional services from $0 for the year ended December 31, 2008 to $65,879 for the year ended December 31, 2009, or a100% increase.  This increase was mainly due to the associated fees paid to professionals for the preliminary preparation of the reverse acquisition completed on April 27, 2010.

(5)
We recorded other expense of $556,312 for the year ended December 31, 2009 resulting from the impairment of buildings.  The buildings that we own, located in Jinzhong, Shanxi Province, China are used for production, warehouse, and offices for the grains business.  The building structure is mainly constructed of light steels and bricks.  For the year ended December, 31 2009, we observed a significant decrease in the construction cost of such property structure during its annual impairment testing of long-lived assets.  While future estimated operating results and cash flows are considered, we eventually employed the quoted replacement cost of the buildings as comparable market data.  As a result of this analysis, we concluded that the carrying amount of the buildings exceeded their appraised fair value, and recorded an impairment of $556,312 for the year ended December 31, 2009.

(6)
Research and development expense for the year ended December 31, 2009 was $98,087 compared to $43,364 for the year ended December 31, 2008, an increase of $54,723, or 126%.  This increase was primarily attributable to the payment to the service provider, Shanxi Agricultural Sciences Institute for the researches on seeds innovation conducted in 2009.  We deemed it critical to our growth in business to conduct research and development in order to improve the quality and to increase the variety of its agricultural products.

Interest Expense

Interest expense for the year ended December 31, 2009 was $102,893 compared to $47,289 for the year ended December 31, 2008, an increase of 55,604, or 118%.  This increase was mainly due to more bank loans borrowed during the year 2009 as compared to 2008.  The loans were used for working capital and capital expenditures for the expansion of production.  The average principal balance of short-term loans increased approximately $0.7 million or 175% to approximately $1.1 million for the fiscal year 2009, compared to approximately $0.4 million for the fiscal year 2008.

Provision for Income Taxes

Under the Enterprise Income Tax (“EIT”) Law of the PRC, the standard EIT rate is 25%.  Our PRC subsidiaries are subject to PRC income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate.  According to the Tax Pronouncement [2008] No. 149 issued by the State Administration of Tax of the PRC, the preliminary processing industry of agricultural products is entitled to EIT exemption starting January 1, 2008.  Our three primary operating entities, including Jinzhong Deyu, Jinzhong Yongcheng, and Jinzhong Yuliang are subject to the EIT exemption.

Net Income

Net income for the year ended December 31, 2009 was $7.2 million or 17.6% of net revenue, compared to $3.5 million or 20.1% of net revenue for the year ended December 31, 2008, an increase of $3.7 million or 106%.  The increase was primarily due to increase in net revenue from year 2008 to 2009, partially offset by increases in cost of goods sold, operating expenses, and interest expenses as discussed above.

Liquidity And Capital Resources

The following summarizes the key component of our cash flows for the years ended December 31,

	2009	2008
Net cash provided by (used in) operating activities	$1,622,346	$(241,347)
Net cash used in investing activities	1,370,092	(2,842,474)
Net cash provided by financing activities	(763,747)	3,286,171
Effect of exchange rate change on cash and cash equivalents	1,401	10,020
Net increase in cash and cash equivalents	$2,230,092	$212,370

For the year ended December 31, 2009, net cash generated from operating activities totaled $1.6 million.  This mainly resulted from a substantial increase in net income of $3.7 million to $7.2 million in 2009 from $3.5 million in 2008, partially offset by $4.5 million increase in inventories in 2009 due to more inventory purchasing activities as compared to $2.2 million increase in 2008.

For the year ended December 31, 2009, net cash provided by investing activities was approximately $1.4 million, primarily as a result of $5.7 million of net proceeds from repayments from related parties, offset by $3.3 million of cash used in construction of a warehouse to support the expansion of the business and $1.1 million for purchases of new machinery and equipment related to our planned expansion.

Net cash used in financing activities was approximately $0.8 million during the year ended December 31, 2009, a decrease of $4.1 million from $3.3 million of net cash provided for the year ended December 31, 2008.  The decrease was mainly driven by $3.8 million of net repayments of short-term loans from related parties.

We believe that our current levels of cash, cash flows from operations, and bank/related party borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any future issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us, if at all.

Results of Operations for the Three Months and Six Months Ended June 30, 2010 as compared to the Three Months and Six Months Ended June 30, 2009:

DEYU AGRICULTURE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For The Three Months Ended June 30,		For The Six Months Ended June 30,
	2010	2009	2010	2009

Net revenue	$18,468,570	$7,728,761	$32,915,852	$14,601,679

Cost of goods sold	(13,722,057)	(5,711,577)	(24,658,176)	(10,846,173)

Gross Profit	4,746,513	2,017,184	8,257,676	3,755,505

Selling expenses	(975,947)	(313,904)	(1,597,661)	(652,703)
General and administrative expenses	(709,288)	(85,301)	(971,199)	(170,427)
Total Operating Expense	(1,685,235)	(399,205)	(2,568,860)	(823,130)

Operating income	3,061,278	1,617,979	5,688,816	2,932,375

Interest income	2,553	1,976	3,465	2,269
Interest expense	(91,054)	(19,560)	(152,591)	(38,532)
Total Other Expense	(88,501)	(17,584)	(149,126)	(36,263)

Income before income taxes	2,972,777	1,600,395	5,539,690	2,896,113
Provision for income taxes	-	-	-	-
Net income	2,972,777	1,600,395	5,539,690	2,896,113
Preferred stock dividends	(96,051)	-	(96,051)	-
Net income available to common stockholders	$2,876,726	$1,600,395	$5,443,639	$2,896,113

Net income per common share - basic	$0.35	$0.32	$0.82	$0.59

Net income per common share - diluted	$0.29	$0.32	$0.74	$0.59

Weighted average number of common shares outstanding - basic	8,551,428	4,930,000	6,750,718	4,930,000

Weighted average number of common shares outstanding - diluted	10,106,763	4,930,000	7,532,682	4,930,000

Three months ended June 30, 2010 compared to three months ended June 30, 2009

Net Revenue: Our sales for the three months ended June 30, 2010 were $18.5 million compared to sales of $7.7 million for the three months ended June 30, 2009, an increase of approximately $11.0 million, or 139%.  Grain related sales totaled $2.5 million for the three months ended June 30, 2010, as compared to $2.0 million for the three months ended June 30, 2009.  This represents an increase of $500,000 or 25%.  Corn sales totaled $16.0 million for the three months ended June 30, 2010 and totaled $5.8 million for the three months ended June 30, 2009.  This represents an increase of $10.2 million between the two periods, or 178%.  The increase in grain sales is mostly attributable to our growth strategy of selling our product in grocery stores and other retail outlets, which increased to approximately 4,000 stores in 12 provinces as of June 30, 2010.  The increase in corn sales is primarily attributable to increasing sales to existing customers and adding new smaller customers.

Cost of Goods Sold: Cost of goods sold was $13.7 million for the three months ended June 30, 2010, compared to cost of goods sold of $5.7 million for the three months ended June 30, 2009, an increase of $8.0 million or 140%.  This increase in cost of goods sold is primarily due to the 139% increase in net revenues for this period.  We did experience a slight increase in grain costs for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009, due to temporary grain shortages in other parts of China, caused by drought and floods.  As a percentage of net revenue, however, cost of goods sold increased only 0.4% for the three months ended June 30, 2010 compared to the three months ended June 30, 2009, which stood at 74.3% and 73.9%, respectively.

Gross Profit: As a result of the increases in net revenues and cost of goods sold, gross profits for the three months ended June 30, 2010 was $4.7 million, compared to gross profits of $2.0 million for the three months ended June 30, 2009.  This represents an increase of $2.7 million, or 135%.  Gross profit margin for grain sales increased 2%, to 52.6% for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009 of 50.7%.  Although we saw a slight increase in grain costs and used sales discounts totaling $392,000 to increase our market penetration in the supermarkets, our margin continues to improve.  The gross profit margin for corn sales increased 4% for the three months ended June 30, 2010, 21.6%, compared to the three months ended June 30, 2009, 17.7%.  Overall, the total gross profit margin decreased 0.4%, from 26.1% for the three months ended June 30, 2009 as compared to 25.7% for the three months ended June 30, 2010.

	For the three months ended June 30, 2010
	Grain	Corn	Total
Net Revenue	$2,451,699	$16,016,871	$18,468,570
COGS	(1,161,658)	(12,560,399)	(13,722,057)
Gross Profit	$1,290,041	$3,456,472	$4,746,513
Margin %	52.6%	21.6%	25.7%

	For the three months ended June 30, 2009
	Grain	Corn	Total
Net Revenue	$1,961,383	$5,767,378	$7,728,761
COGS	(967,271)	(4,744,306)	(5,711,577)
Gross Profit	$994,112	$1,023,072	$2,017,184
Margin %	50.7%	17.7%	26.1%

Selling Expenses:  Primarily due to an increase in transportation and packaging costs related to our expanding corn sales and entry into outlets for our grain products, selling expenses increased $662,000, or 211% for the three months ended June 30, 2010 when compared to the three months ended June 30, 2009.  Expenses increased to $976,000 for the three months ended June 30, 2010 from $314,000 for the three months ended June 30, 2009.  Most of this increase is due to packaging and transportation costs, which rise incrementally with the increases in products sold. As a percent of net revenue, selling expenses were 5.3% of net revenue for the three months ended June 30, 2010, an increase of 1.2% from 4.1% of net revenue for the three months ended June 30, 2009.

General and Administrative Expenses: For the three months ended June 30, 2010, general and administrative expenses totaled $709,000.  For the three months ended June 30, 2009, they totaled $85,000.  This represents an increase between the two periods of $624,000 or 731%.  The increase was mainly resulted from the growth of our business and higher administrative expenses after completing the reverse merger and private placement. As a percentage of net revenues, general and administrative expenses were 3.8% and 1.1% for the three months ended June 30, 2010 and June 30, 2009, respectively.  This represents an increase of 2.7%.

Interest Expense: Interest expense for the three months ended June 30, 2010 was $91,000, compared to interest expense of $20,000 for the comparable period in 2009, an increase of $71,000, or 366%.  This was primarily due to an increase in short term borrowings to $3.8 million on June 30, 2010 from $1.1 million on June 30, 2009.  The borrowing was primarily due to increase inventory in advance of anticipated price increases and other short term funding needs.

Net Income: Net Income, prior to the adjustment for the preferred stock dividend, for the three months ended June 30, 2010 was $2,972,777 compared to $1,600,395 for the three months ended June 30, 2009, an increase of $1,372,381 or 86%.

There was no significant impact on our operations as a result of inflation for the three months ended June 30, 2010.

Six months ended June 30, 2010 compared to six months ended June 30, 2009

 Net Revenue: Our net revenues for the six months ended June 30, 2010 were $33 million, compared to sales of $14.6 million for the six months ended June 30, 2009, an increase of $18.4 million or 125%.  Net revenue for grain sales was $6 million for the six months ended June 30, 2010, compared to $4.0 million for the six months ended June 30, 2009.  This represents an increase of $2 million or 50%, which is primarily attributable to the expansion of our grain sales through supermarkets and other outlets, which totals more than 4,000 throughout 12 provinces.  Net revenue for corn sales for the six months ended June 30, 2010 was $27.0 million, and increase of $16.3 million or 154% over the six month ended June 30, 2009 net revenue of $10.6 million.  The increase in corn sales is attributable to increasing sales with our existing customers and the addition of some smaller customers, with approximately 62% of the increase resulting from sales increases to one existing customer for the period.

Cost of Goods Sold: Cost of goods sold was $24.7 million for the six months ended June 30, 2010, compared to cost of sales of $10.9 million for the six months ended June 30, 2009, an increase of $13.8 million or 127%.  Cost of goods sold for grains was $3.4 million for the six months ended June 30, 2010, compared to $2.0 million for the six months ended June 30, 2009.  This represents an increase of $1.4 million or 73%.  Cost of goods sold for corn for the six months ended June 30, 2010 was $21.3 million, an increase of $12.4 million or 139% over the cost of goods sold for corn for the six month ended June 30, 2009 of $8.9 million.  These increases are due primarily to the increase in net revenues, as well as a small increase in our grain costs.  Additionally, during the Chinese New Year (January and February 2010) we temporarily reduced prices to stimulate sales of grain products.  As a percentage of net revenue, total cost of goods sold for the six months ended June 30, 2010 was 74.9%, an increase of only 0.6% compared to the six month ended June 30, 2009 of 74.3%.

Gross Profit: Gross profits for the six months ended June 30, 2010 was $8.3 million compared to gross profits of $3.8 million for the comparable period in 2009, an increase of $4.5 million or 120%.  Gross profit for grain sales for the six months ended June 30, 2010 was $2.6 million, compared to gross profit of $2.0 million for the period ended June 30, 2009, an increase of $0.6 million or 28%.  Gross profit was negatively impacted by a slight increase in grain costs, and the accrual of $0.4 million sales discounts associated with gaining entry into new supermarkets, and a temporary price reduction during the Chinese New Year (January and February 2010), for the six months ended June 30, 2010.   Gross profit margin for grain sales was 43.3% for the six months ended June 30, 2010 compared to 50.8% for the six months ended June 30, 2009, a decrease of 7.5%.  Gross profit margin for corn sales increased 5% for the six months ended June 30, 2010 compared to the six months ended June 30, 2009.  Gross profit margin for corn sales for the six months ended June 30, 2010 was 21% compared to the gross profit margin of 16% for the six months ended June 30, 2009.  Total sales margin decreased 0.6% for the six months ended June 30, 2010 to 25.1% compared to the six months ended June 30, 2009 of 25.7%.

	For the Six Months Ended June 30, 2010
	Grain	Corn	Total
Net Revenue	$5,954,340	$26,961,512	$32,915,852
COGS	(3,374,774)	(21,283,402)	(24,658,176)
Gross Profit	$2,579,566	$5,678,110	$8,257,676
Margin %	43.3%	21.1%	25.1%
	For the Six Months Ended June 30, 2009
	Grain	Corn	Total
Net Revenue	$3,971,413	$10,630,266	$14,601,679
COGS	(1,952,646)	(8,893,527)	(10,846,173)
Gross Profit	$2,018,767	$1,736,738	$3,755,505
Margin %	50.8%	16.3%	25.7%

Selling Expenses:  Selling expenses for the six months ended June 30, 2010 were $1.6 million, compared to $0.7 million for the six months ended June 30, 2009.  This represents an increase of $0.9 million or 145%.  Most of this increase is due to packaging and transportation costs, which rise incrementally with the increases in products sold. As a percentage of net revenue, selling expenses were 4.9% of net revenue for the six months ended June 30, 2010 and 4.5% of net revenue for the six months ended June 30, 2009, an increase of only 0.4%.

General and Administrative Expenses:  For the six months ended June 30, 2010, general and administrative expenses totaled $0.97 million, as compared to $0.17 million for the six months ended June 30, 2009.  This represents an increase of $0.8 million, or 470%.  The increase was mainly resulted from the growth of our business and higher administrative expenses after completing the reverse merger and private placement.  As a percentage of net revenue, for the six months ended June 30, 2010 and June 30, 2009, general and administrative costs were 3% and 1.2%, respectively.

Interest Expense: Interest expense for the six months ended June 30, 2010 was $153,000 compared to interest expense of $39,000 for the comparable period in 2009, an increase of $114,000 or 296%.  This increase is attributable to the increase in short term borrowings, which totaled $3.8 million as of June 30, 2010, compared to $1.1 million as of June 30, 2009. The borrowing was primarily due to increase inventory in advance of anticipated price increases and other short term funding needs.

Net Income: Net income, prior to the income adjustment for our preferred stock dividend, for the six months ended June 30, 2010 was $5,539,690 compared to $2,896,113 for the six months ended June 30, 2009, an increase of $2,643,577, or 91%.

Liquidity and Capital Resources

During the six month period ended June 30, 2010, we had a net increase in cash of $7,010,195 as compared to a net increase of $3,369,792 for the six months ended June 30, 2009.  Our principal sources and uses of funds were as follows:

–
Cash used in operating activities.  We used $1,344,142 in cash for operating activities for the six months ended June 30, 2010, as compared to $4,009,810 in the six months ended June 30, 2009.  The decrease in cash used for operating activities is primarily attributed to an increase in accounts payable and accrued expenses while net income increased from $2,896,113 for the six months ended June 30, 2009 to $5,443,639 for the six months ended June 30, 2010.

–
Cash used in investing activities.  We used $2,450,411 in cash for investing activities for the six months ended June 30, 2010, as compared to $484,418 in the six months ended June 30, 2009.  The increase in cash used for investing activities is primarily attributed to an increase in the purchase of machinery and equipment and the construction of our new warehouse facilities.

–
Cash provided by financing activities.  We generated $10,740,623 from financing activities for the six months ended June 30, 2010, as compared to $7,862,948 for the six months ended June 30, 2009.  Primarily such financing activity generation was a result of the net proceeds from the financing related to our reverse merger and private placements on April 27 and May 10, 2010, and from short-term borrowings from banks and related parties.

There was no significant impact on our operations as a result of inflation for the six months ended June 30, 2010.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “special purpose entities” (SPEs).

Critical Accounting Policies

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its estimates based on historical experience and various other assumptions and information that are available and believed to be reasonable at the time the estimates are made. Therefore, actual results could differ from those estimates under different assumptions and conditions.

Long-lived assets

We apply the provisions of FASB ASC Topic 360 (ASC 360), "Property, Plant, and Equipment" which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  We periodically evaluate the carrying value of long-lived assets to be held and used in accordance with ASC 360, at least on an annual basis.  ASC 360 requires the impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.  In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets.  Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Fair value considerations

On April 27, 2010, we designated 3,000,000 of our authorized preferred shares as $0.001 par value Series A Convertible Preferred Stock (“Series A Preferred”). The Series A Preferred is an equity instrument that does not embody a term or cash redemption requirement for matters other than those that are within the control of management. The Series A Preferred provides voting rights on an as-converted basis and for a preference to common shareholders amounting to $4.40 in the event of our liquidation. It also provides for cumulative dividends at an annual percentage of 5.0% that are payable quarterly. The Series A Preferred is convertible into our common stock at a fixed conversion price of $4.40 that is subject to adjustment for changes in our capital structure and for sales of common stock or common stock linked securities below the conversion price, if any. The Series A Preferred provides for a contingent cash redemption of 130% of the liquidation value in the event that the common shares are not delivered upon notice of conversion. Because we have sufficient authorized and unissued common shares to settle the Series A Preferred conversion requirements, the conversion and, therefore the contingent redemption, are within our management’s control.

Current accounting standards require that we evaluate the terms and conditions of convertible preferred stock to determine (i) if the nature of the hybrid financial instrument, based upon its economic risks, is more akin to an equity contract or a debt contract for purposes of establishing classification of the embedded conversion feature and (ii) the classification of the host or hybrid financial instrument. Based upon a review of the terms and conditions of the Series A Preferred, our management has concluded that the financial instrument is more akin to an equity financial instrument. The major consideration underlying this conclusion is that the Series A Preferred is a perpetual financial instrument with no stated maturity or redemption date, or other redemption that is not within our management’s control. Other considerations in support of the equity conclusion included the voting rights and conversion feature into common shares. While the cumulative dividend feature may, in some instances, be likened to a debt-type coupon, the absence of a stated maturity date was determined to establish the cumulative dividend as a residual return, which does not obviate the equity nature of the financial instrument. Further, there are no cash redemption features that are not within the control of our management. As a result, classification in stockholders’ equity is appropriate for the Series A Preferred.

On April 27, 2010, we entered into a Securities Purchase Agreement that resulted in the sale of 2,455,863 shares of Series A Preferred and warrants to purchase 982,346 shares of our common stock on two closing dates of April 27, 2010 and May 7, 2010. Aggregate gross proceeds from the two closing events amounted to $10,805,750. Direct financing costs totaled $1,303,942 of which $1,084,446 was paid in cash and the balance of $219,496 represents the fair value of warrants linked to 171,911 shares of our common stock that were issued to a placement agent. The proceeds and the related direct financing costs were allocated to the Series A Preferred and the warrants (classified in paid-in capital) based upon their relative fair values. The following table summarizes the components of the allocation:

	Series A Preferred	Paid-in Capital Warrants	Total
Fair values of financial instruments	$10,248,092	$1,239,254	$11,487,346

Gross proceeds	$9,810,227	$995,523	$10,805,750
Direct financing costs	(1,581,550)	(161,443)	(1,742,993)
Fair value of placement agent warrants	-	187,366	187,366
	$8,228,677	$1,021,446	$9,250,123

The warrants issued to the investors and placement agent have strike prices of $5.06 and $4.84, respectively, and expire in five years. The strike prices are subject to adjustment only for changes in our capital structure, but allow for cashless exercise under a formula that limits the aggregate issuable common shares. There are no redemption features embodied in the warrants and they have met the conditions provided in current accounting standards for equity classification.

In connection with the sales of Series A Preferred and warrants, we also entered into a Registration Rights Agreement with the Investors, in which we agreed to file a registration statement with the Securities and Exchange Commission to register for resale the Investor Shares, within 60 calendar days of the Closing Date and use our best efforts to have the registration statement declared effective within 150 calendar days of the Closing Date of the Private Placement. Both filing and achieving effectiveness on the registration statement are not within our management’s control and if we fail to file or achieve effectiveness we will be required to pay monthly liquidated damages in cash to each Investor of 0.5% of the dollar amount of the purchase price of the Investor Shares, on a pro rata basis, for each 30 day period the Registration Statement is not declared effective, up to a maximum of 8% of the purchase price. No liquidated damages shall be paid with respect to any shares that we are not permitted to include in the Registration Statement due to the SEC’s application of Rule 415. We account for liquidating damages, if any, when they are both probable of payment and estimable in amount. As of June 30, 2010, we have not recorded any amounts related to liquidated damages.

Fair value considerations:

Our accounting for the sale of Series A Preferred and warrants, and the issuance of warrants to the placement agent required the estimation of fair values of the financial instruments on the financing inception date. The development of fair values of financial instruments requires the selection of appropriate methodologies and the estimation of often subjective assumptions. We selected the valuation techniques based upon consideration of the types of assumptions that market participants would likely consider in exchanging the financial instruments in market transactions. The Series A Preferred was valued based upon a common stock equivalent method, enhanced by the cumulative dividend feature. The dividend feature was valued as the estimated cash flows of the dividends discounted to present value using an estimated weighted average cost of capital. The warrants were valued using a Black-Scholes-Merton Valuation Technique because it embodies all of the requisite assumptions (including trading volatility, estimated terms and risk free rates) necessary to fair value these instruments.

These fair values were necessary to develop relative fair value calculation for allocations of certain elements of the financing arrangement, principally proceeds and the related direct financing costs. The following tables reflect assumptions used to determine the fair value of the Series A Preferred stock:

	Fair Value	Series A Preferred	Series A Preferred
	Hierarchy Level	April 27, 2010	May 7, 2010
Indexed common shares		1,866,174	589,689

Components of fair value:
Common stock equivalent value		$6,631,403	$2,083,094
Dividend feature		659,821	209,439
		$7,291,224	$2,292,533

Significant assumptions:
Common stock price	3	3.55	3.53
Horizon for dividend cash flow projection	3	2.0	2.0
Weighted average cost of capital (“WACC”)	3	15.91%	15.55%

Fair value hierarchy:

(1)	Level 1 inputs are quoted prices in active markets for identical assets and liabilities, or derived there from. There were no level 1 inputs.
(2)	Level 2 inputs are significant other observable inputs. There were no level 2 inputs.
(3)	Level 3 inputs are unobservable inputs. Inputs for which any parts are level 3 inputs are classified as level 3 in their entirety.
●
Stock price- Given that management does not believe our current trading market price is indicative of the fair value of our common stock, the common stock price value was derived implicitly from an iterative process based upon the assumption that the consideration of the private placement was the result of an arm’s length transaction. The private placement was composed of Series A Preferred Stock and Series A warrants which were both indexed to our common stock; accordingly, we used an iterative process to determine the value of our common stock in order for the fair value of the Series A Preferred and Series A warrants to equal the amount of consideration received in the private placement.

●	Dividend horizon- We estimated the horizon for dividend payment at 2 years.
●
WACC- The rates utilized to discount the cumulative dividend cash flows to their present values were based on a weighted average cost of capital of 18.94% and 18.60%, as of April 27, 2010 and May 7, 2010, respectively. This discount rate was determined after consideration of the rate of return on debt capital and equity that typical investors would require in an investment in companies similar in size and operating in similar markets as Deyu Agriculture Corporation. The cost of equity was determined using a build-up method which begins with a risk free rate and adds expected risk premiums designed to reflect the additional risk of the investment. Additional premiums or discounts related specifically to us and the industry are also added or subtracted to arrive at the final cost of equity rate. The cost of debt was determined based upon available financing terms.

●	Significant inputs and assumptions underlying the BSM calculations related to the warrant valuations are as follows:

		April 27, 2010		May 7, 2010
	Fair Value Hierarchy Level	Investor Warrants	Agent arrants	Investor Warrants	Agent Warrants

Indexed shares		746,479	130,632	235,883	41,279
Exercise price		5.06	4.84	5.06	4.84

Significant assumptions:
Stock price	3	3.55	3.55	3.53	3.53
Remaining term	3	5 years	5 years	5 years	5 years
Risk free rate	2	2.39%	2.39%	2.24%	2.24%
Expected volatility	2	45.25%	45.25%	45.47%	45.47%

(1)	There were no Level 1 inputs.
(2)	Level 2 inputs include:
●	Risk-free rate- This rate is based on publicly-available yields on zero-coupon Treasury securities with remaining terms to maturity consistent with the remaining contractual term of the warrants
●
Expected volatility- We did not have a historical trading history sufficient to develop an internal volatility rate for use in BSM. As a result, we have used a peer approach wherein the historical trading volatilities of certain companies with similar characteristics as ours and who had a sufficient trading history were used as an estimate of our volatility. In developing this model, no one company was weighted more heavily.

(3)	Level 3 inputs include:
●
Stock price- Given that management does not believe our current trading market price is indicative of the fair value of our common stock, the stock price was determined implicitly from an iterative process based upon the assumption that the consideration of the private placement was the result of an arm’s length transaction.

●	Remaining term- We do not have a history to develop the expected term for our warrants. Accordingly, we have used the contractual remaining term in our calculations.

Revenue recognition

Our revenue recognition policies are in compliance with the SEC Staff Accounting Bulletin No. 104 (“SAB 104”).  We recognize product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.  We recognize revenue for product sales upon transfer of title to the customer.  Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement.  Shipping documents and the completion of any customer acceptance requirements, when applicable, are used to verify product delivery or that services have been rendered.  We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

Our revenue is recognized net of value-added tax (VAT) and sales discounts based on volume achieved in the same period that the related revenue is recorded.  The estimates are based on historical sales discounts, analysis of credit memo data, and other factors known at the time.  For the six months ended June 30, 2010 and 2009, sales discounts were $377,103 and $439,052, respectively.

We offer a right of exchange on our deep end processed grain products sold through our relationship with grocery store networks.  The consumer who purchases the product may exchange it for the same kind and quantity of product originally purchased.  Per FASB ASC 605-15-25-1 and 605-15-15-2, these are not considered returns for revenue recognition purposes.  For the years ended 2008 and 2009, respectively, we did not have any returns of our product.  For the three months ended March 31, 2010, we also did not have any returns of our product.

Income taxes

We account for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.”  ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.  The adoption had no effect on our consolidated financial statements.

Foreign currency translation and comprehensive income

U.S. GAAP requires that recognized revenue, expenses, gains and losses be included in net income.  Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet.  Such items, along with net income, are components of comprehensive income.  Our functional currency is Renminbi (“RMB”).  The unit of RMB is in Yuan.  Translation gains are classified as an item of other comprehensive income in the stockholders’ equity section of the consolidated balance sheet.

Recent Accounting Pronouncements

In July 2009, the FASB’s ASC became the single, official source of authoritative, non-governmental GAAP in the United States.  The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission (the “SEC”).  This guidance is effective for interim and annual periods ending after September 15, 2009.  We adopted the provisions of this guidance for the year ended December 31, 2009.  Our accounting policies were not affected by the conversion to the ASC.  However, references to specific accounting standards have been changed to refer to the appropriate section of the ASC.

In December 2007, the FASB issued guidance now incorporated in ASC Topic 810 “Consolidation” (formerly SFAS No. 160).  The guidance clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of stockholders’ equity.  We do not believe this pronouncement will impact our consolidated financial statements.

In March 2008, the FASB issued guidance now incorporated in ASC Topic 815 “Derivatives and Hedging” (formerly SFAS No. 161).  The guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand how and why an entity uses derivative instruments and the instruments’ effects on an entity’s financial position, financial performance and cash flows.  The guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application encouraged.  This pronouncement is related to disclosure and did not have a material impact on our consolidated financial statements.

In December 2008, the FASB issued guidance now incorporated in ASC Topic 860 “Transfers and Servicing” (formerly FASB Staff Position (“FSP”) SFAS 140-4 and FASB Interpretation (“FIN”) 46R).  The guidance increases disclosure requirements for public companies and is effective for reporting periods (interim and annual) that end after December 15, 2008.  The guidance requires public entities to provide additional disclosures about transferors’ continuing involvements with transferred financial assets.  It also requires public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities.  This pronouncement is related to disclosure only and did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued guidance now incorporated in ASC Topic 825 “Financial Instruments” (formerly FSP SFAS 107-1).  The guidance requires that the fair value disclosures required for financial instruments be included in interim financial statements.  In addition, the guidance requires public companies to disclose the method and significant assumptions used to estimate the fair value of those financial instruments and to discuss any changes of method or assumptions, if any, during the reporting period.  The guidance was effective for our year ended December 31, 2009.  This pronouncement is related to disclosure only and did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued guidance now incorporated in ASC Topic 855 “Subsequent Events” (formerly SFAS No. 165).  This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the consolidated financial statements are issued or are available to be issued.  Among other items, the guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  It is effective for interim and annual periods ending after June 15, 2009.  There was no material impact upon the adoption of this standard on our financial statements.

In June 2009, the FASB issued guidance now incorporated in ASC Topic 810 “Consolidation” (formerly SFAS No. 167) amending the consolidation guidance applicable to variable interest entities and the definition of a variable interest entity, and requiring enhanced disclosures to provide more information about our involvement in a variable interest entity.  This guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. We do not believe this pronouncement will impact our financial statements.

In October 2009, the FASB also issued a new accounting standard which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. Both standards will be effective for us in the first quarter of 2011. Early adoption is permitted. We are currently evaluating the impact that the adoption of this standard may have on our consolidated financial statements.

In October 2009, the FASB issued an amendment to the accounting standards related to certain revenue arrangements that include software elements. This standard clarifies the existing accounting guidance such that tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality, shall be excluded from the scope of the software revenue recognition accounting standards. Accordingly, sales of these products may fall within the scope of other revenue recognition accounting standards or may now be within the scope of this standard and may require an allocation of the arrangement consideration for each element of the arrangement. This standard will become effective for us on January 1, 2011.  We do not expect that the adoption of these new disclosures will have a material impact on its consolidated financial statements.

In October 2009, the FASB issued a new accounting standard which provides guidance for arrangements with multiple deliverables.  Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation.   The adoption of this guidance had no impact on our consolidated financial statements.

In January 2010, the FASB issued an amendment to the accounting standards related to the disclosures about an entity’s use of fair value measurements.  Among these amendments, entities will be required to provide enhanced disclosures about transfers into and out of the Level 1 (fair value determined based on quoted prices in active markets for identical assets and liabilities) and Level 2 (fair value determined based on significant other observable inputs) classifications, provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classification and provide greater disaggregation for each class of assets and liabilities that use fair value measurements. Except for the detailed Level 3 roll-forward disclosures, the new standard was effective for us for interim and annual reporting periods beginning after December 31, 2009. The adoption of this accounting standards amendment did not have a material impact on our consolidated financial statements. The requirement to provide detailed disclosures about the purchases, sales, issuances and settlements in the roll-forward activity for Level 3 fair value measurements is effective for us for interim and annual reporting periods beginning after December 31, 2010. We do not expect that the adoption of these new disclosure requirements will have a material impact on its consolidated financial statements.

In February 2010, the FASB issued an amendment to the accounting standards related to the accounting for, and disclosure of, subsequent events in an entity’s consolidated financial statements. This standard amends the authoritative guidance for subsequent events that was previously issued and among other things exempts Securities and Exchange Commission registrants from the requirement to disclose the date through which it has evaluated subsequent events for either original or restated financial statements. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provides different guidance on the accounting treatment for subsequent events.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On April 27, 2010, our board of directors (the “Board of Directors”) dismissed George Stewart, CPA (“Stewart”) as our independent registered public accounting firm, and engaged a new independent registered public accounting firm, KCCW Accountancy Corp., Certified Public Accountants, (“KCCW”), to serve as our independent auditor. Pursuant to Item 304(a) of Regulation S-K under the Securities Act of 1933, as amended, and under the Securities Exchange Act of 1934, as amended, we report as follows:

(a)	(i)	Stewart was dismissed as our independent registered public accounting firm effective on April 27, 2010;
(ii)
for the two most recent fiscal years ended May 31, 2009, Stewart’s report on the financial statements did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, other than for a going concern;

	(iii)	the dismissal of Stewart and engagement of KCCW were approved by our Board of Directors;
(iv)
we did not have any disagreements with Stewart relating to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure for the audited financials for the fiscal years ended May 31, 2009 and 2008, and subsequent interim periods ended August 30, 2009, November 30, 2009 and February 28, 2010 and through the date of dismissal, which disagreements, if not resolved to the satisfaction of Stewart, would have caused us to make reference to the subject matter of the disagreements in connection with our reports; and

(v)
during our fiscal years ended May 31, 2009 and 2008, and subsequent interim periods ended August 30, 2009, November 30, 2009 and February 28, 2010 and through the date of dismissal, we did not experience any reportable events.

(b)	(i)	On April 27, 2010, we engaged KCCW to serve as our independent registered public accounting firm;
(ii)
prior to engaging KCCW, we had not consulted KCCW regarding the application of accounting principles to a specified transaction, completed or proposed, the type of audit opinion that might be rendered on our financial statements or a reportable event, nor did we consult with KCCW regarding any disagreements with our prior auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the prior auditor, would have caused us to make a reference to the subject matter of the disagreements in connection with our reports; and

	(iii)	we did not have any disagreements with KCCW, and therefore did not discuss any past disagreements with KCCW.

(c)
We requested that Stewart furnish us with a letter addressed to the SEC stating whether Stewart agrees with the statements made by us regarding Stewart.

We included information about our change in auditors in our Current Report on Form 8-K/A that we filed on May 25, 2010 and provided Stewart with a copy of such disclosure. Pursuant thereto, we received a letter from Stewart stating that they agree with the above statements.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below is information regarding our directors, executive officers and director nominees. Pursuant to the terms of the Share Exchange, ECBI’s officers and directors resigned. In connection with the Share Exchange, our board of directors appointed Mr. Jianming Hao as the Chairman of our Board. The officers and directors were not affiliated with us prior to the Share Exchange. The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

Pursuant to the covenants contained in the Purchase Agreement that we entered into with each of the Selling Shareholders (except for the Placement Agent) we were required to use our best efforts to appoint an English-speaking Chief Financial Officer who is mutually acceptable and the Placement Agent as soon as possible, but not later than ninety (90) days after April 27, 2010. Notwithstanding the foregoing, the Placement Agent shall not unreasonably withhold approval of identified as our candidate for Chief Financial Officer.

After the Closing of the Share Exchange, we engaged David Lethem as our Chief Financial Officer.  This appointment was approved by the Placement Agent.

Additionally, August 19, 2010, we appointed Al Carmona, Longjiang Yuan and Timothy C. Stevens to serve on our Board of Directors as independent directors.  In connection with these new appointments, we also put in place new corporate governance procedures, including adoption of an Audit Committee, approval of procedures for the selection of director nominees and procedures for the adoption of independent director oversight on executive compensation.

Identification of Directors

Provided below is a list of the names, ages and positions of all our directors.

Name	Age	Position
Jianming Hao	35	Chairman of the Board of Directors
Wenjun Tian	36	Director
Al Carmona	51	Independent Director and member of Audit Committee
Longjiang Yuan	47	Independent Director and member of Audit Committee
Timothy Stevens	59	Independent Director and Chairman of Audit Committee

Identification of Executive Officers

Provided below is a list of the names, ages and positions of all our executive officers.

Name	Age	Position
Jianming Hao	35	Chief Executive Officer
Wenjun Tian	36	President
David Lethem	51	Chief Financial Officer
Jianbin Zhou	42	Chief Operating Officer

Identification of certain significant employees

Provided below is a list of the names, ages and positions of all our executive officers.

Name	Age	Position
Junde Zhang	39	Vice President for the Grains Division
Yongqing Ren	29	Vice President for the Corn Division
Li Ren	47	Vice President for the Brand Division

Business Experience

Provided below is a brief summary of the business background and experience for all of our executive officers and directors, including an indication of directorships he/she has held in other companies, if any, subject to the reporting requirements under federal securities laws.

Mr. Jianming Hao, 35, Chief Executive Officer and Chairman of the Board of Directors

Mr. Hao is our CEO and Chairman. Between December 2001 to May 2004, Mr. Hao served as the Finance Manager of China Merchants Dichain (Asia) Ltd., a Hong Kong listed company. Between May 2004 and November 2007, Mr. Hao served as a director and Vice President of Shenzhen Litong Investments Ltd.  Since November 2007, he has been a director of Jinzhong Deyu Agriculture Trading Co. Limited, which is now a subsidiary of Deyu Agriculture Corp.

Mr. Hao received a Master’s degree in Finance from Nankai University. He is also a certified public accountant in China.

Mr. Hao has the experience, qualifications, attributes and skills to qualify him to serve as a director.  His experience running the Company and its subsidiaries have contributed to his knowledge of the business and his understanding of the grain and corn products industry.  Because of this experience, we expect that he will act in the best interest of the Company.

Mr. Wenjun Tian, 36, Director and President

Mr. Tian is a Director and our President. Between September 2003 and December 2007, Mr. Tian served as the Chairman of Shanxi Dongsheng Auction Co., Ltd. Between January 2008 and November 2009, Mr. Tian served as the Chairman of Dongsheng International Investment Inc. He has been a director of Detian Yu since December 2009.

Mr. Tian is the holder of an undergraduate degree and has over 10 years experience in corporate management. Mr. Tian is particularly experienced in investment in agricultural enterprises.

Mr. Tian has the experience, qualifications, attributes and skills to qualify him to serve as a director.  His experience with our subsidiaries and the knowledge he has acquired managing businesses and running our subsidiaries has given him the experience necessary to be ability to sit on our Board of Directors.  Because of this experience, we expect that he will act in the best interest of the Company.

Mr. Al Carmona, 51, Independent Director and Member of Audit Committee

Mr. Carmona is an independent director of the Company.  During the last 24 years, Mr. Carmona has been with Mars & Co, a high end international strategy consulting firm, during which he served as Executive Vice President and Senior Advisor and has coordinated their Global Business Development Council. With the assistance of Mr. Carmona, Mars & Co. grew to over 250 professionals worldwide. Mr. Carmona has deep experience in a wide variety of areas including cost and supply chain optimization, brand strategy, pricing and demand building optimization, competitive analysis, portfolio optimization, business unit turnarounds, as well as acquisition and divestiture analysis.

Mr. Carmona has a Bachelor of Science degree in Chemical Engineering from Princeton University and a MBA degree from the Wharton Business School, University of Pennsylvania.

Mr. Carmona has the experience, qualifications, attributes and skills to qualify him to serve as a director.  His past work experience working with companies to optimize their operations and maximize profits gives us the confidence that he will be an asset to our Board of Directors.  Because of this experience, we expect that he will act in the best interest of the Company.

Mr. Longjiangg Yuan, 47, Independent Director and Member of Audit Committee

Mr. Yuan is an independent director of the Company. He is an acknowledged expert in agricultural technology and has been serving as the vice director of the Science and Technology Bureau of the Chinese Academy of Agricultural Sciences, the largest and highest agriculture institute in China (“CAAS”). Prior to joining the Company, Mr. Yuan spent 17 years in the Institute of Crop Science of the CAAS, where he was also the senior director of the R&D team for paddy rice genetic breeding technologies as well as a scientist in the science commission. He is the director of the Crop Science Society of China and an expert for the National Crop Variety Approval Committee. From 2002 to 2004, Mr. Yuan was an independent director of the board of Shanxi Tunyu Seed Industry Co., Ltd.

Over the years, Mr. Yuan has participated in and led 13 national R&D programs and has developed 17 new crop breeds. He has published more than 20 academic thesis and 5 books on agricultural sciences. Mr. Yuan was also granted 2 scientific and technological progress awards by the Ministry of Agriculture of China.

Mr. Longjiangg Yuan holds a master’s degree in Plant Genetic Breeding from the Graduate School of the Chinese Academy of Agricultural Sciences and a bachelor’s degree in Agriculture from Wan Nan Agriculture University.

Mr. Yuan has the experience, qualifications, attributes and skills to qualify him to serve as a director.  His past work experience and research experience in the genetic breeding field will be an asset to us as we strive to maximize our grain and corn production and manufacturing. Because of this experience, we expect that he will act in the best interest of the Company.

Mr. Timothy C. Stevens, 59, Independent Director and Chairman of Audit Committee

Mr. Stevens is an independent director of the Company. Mr. Stevens has over 30 years of executive leadership, management, and client service experience with the world’s leading law, public accounting, and management consulting firms. Since 2004, Mr. Stevens served as the Executive Director of Saul Ewing LLP, a Philadelphia law firm where he oversaw all aspects of its day to day business operations with a focus on improving the bottom line and supporting the Firm’s growth strategy and other key objectives. From 1999 to 2003, he served as the Chief Operating Officer and a member of the Management Committee in the Hong Kong and China offices of the international law firm Baker & McKenzie where he was responsible for all operations (other than client service) for Baker & McKenzie’s large Hong Kong and China practice. From 1995 to 1998, Mr. Stevens served in the Chairman’s office as the Finance and Administrative Partner of PricewaterhouseCoopers China, the world’s largest auditing firm, where he supervised the business plans, office openings and expansions as well as the financial management of the firm.

Mr. Stevens graduated from Clifton College and Bristol University in the United Kingdom. He received the ACA qualification from the UK Chartered Accountants’ Qualification Program in 1974. Mr. Stevens is a licensed CPA in Massachusetts as well as being a Hong Kong FCPA.

Mr. Stevens has the experience, qualifications, attributes and skills to qualify him to serve as a director.  His past work experience overseeing the world’s leading law, public accounting and management consulting firms will be an asset to us and he will be in a strong position to oversee our operations and corporate governance.  Because of this experience, we expect that he will act in the best interest of the Company.

Mr. David Lethem, 51, Chief Financial Officer

Mr. Lethem is our Chief Financial Officer. He is an Internal Audit/Sarbanes Oxley compliance expert with over 25 years of auditing, accounting, finance, and operations management. Between May 2005 and February 2006, Mr. Lethem was the Internal Audit Manager of Source Interlink Company where he implemented the internal audit and Sarbanes Oxley compliance for the company. Between February 2006 and November 2007, he served as the Director of Internal Audit of NeoMedia Technologies, Inc., a company located in Atlanta, Georgia. Since November 2007, Mr. Lethem has been serving as the President of Audit Management Solutions, Inc.

Mr. Lethem graduated from the University of Dubuque with a Bachelor of Arts degree in 1981 and the California Coast University with a MBA degree in 2007. He is also a certified internal auditor.

Mr. Jianbin Zhou, 42, Chief Operating Officer

Mr. Zhou is our Chief Operating Officer. Between January 2005 and December 2006, Mr. Zhou served as the General Manager of Beijing Kangqiaoshidai Education Development Co., Ltd. Between January 2007 and October 2008, he was the General Manager of Antai Global (Beijing) Risk Management Co., Ltd. Mr. Zhou also served as the Vice President of Dongsheng International (Beijing) Investment Co., Ltd. between October 2008 and August 2009. Mr. Zhou has been a director of Detian Yu since August 2009.

Mr. Zhou is the holder of an undergraduate degree.

Mr. Junde Zhang, 39, Vice President for the Grains Division

Mr. Zhang is our Vice President responsible for the operation of the Grains Division. Since April 2004, he has been the Production Director and the General Manager of our Cereal Crops Division. Mr. Zhang is a successful entrepreneur and was appointed as a member of the Yuci People’s Congress. He was awarded the honorable title of Industrial Restructuring Leader by the Yuci Municipal Government.

Mr. Zhang is the holder of an undergraduate degree and has over 10 years of experience in grain breeding, cultivation, processing, marketing and management.

Mr. Yongqing Ren, 29, Vice President for the Corn Division

Mr. Ren has been the Vice President and General Manager of our Corn Division since April 2004. He was conferred the honorable title of Industrial Restructuring Leader for two consecutive years and the prize of Top Ten Youth Career Development Contributor by the Yuci Municipal Government.

Mr. Ren is the holder of an undergraduate degree. He is well experienced in corn breeding, cultivation, processing, marketing and management.

Mr. Li Ren, 47, Vice President for the Brand Operation

Mr. Ren is our Vice President in charge of the Brand Operation. He is one of the most well known senior brand managers in the consumer goods industry of China. Between May 1998 and June 2001, Mr. Ren served as the director of Marketing, Administration and Human Resources with Hebei Hualong Group. Between 2003 and 2006, Mr. Ren was the Vice President of Hebei Zhongwang Group and successfully established Beijing Wu Gu Dao Chang Company. Thereafter, he became a free lance brand planner. During the period of June 2007 to March 2008, Mr. Ren helped integrate the brands of White Elephant Group and in 2009, he completed the assignment of the brands of Chengde Wu Gu Agricultural Farm and the strategic planning for the city brands of Urban Zhejiang Jiaxing Nanhu Company. Mr. Ren also established a partnership consulting company in November 2009.

Mr. Ren is very experienced in the areas of brand core concept refining, brand structure systemization, brand strategic planning and brand integration and marketing communication. He is one of the few experts in local brand development area in China. Mr. Ren is the holder of an undergraduate degree.

EXECUTIVE COMPENSATION

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2009 and 2008, to each of the following named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock and Option Awards ($)		All Other Compensation ($)	Total ($)

Jianming Hao	2009	2,200	-	-		-	2,200
(Chief Executive Officer)	2008	-	-	-		-	-

David Lethem	2009	-	-	-		-	-
(Chief Financial Officer)	2008	-	-	-		-	-

Jianbin Zhou	2009	4,400	-	-		-	4,400
(Chief Operating Officer}	2008	-	-	-		-	-

Junde Zhang (1)	2009	18,100	-	-		-	18,100
(Vice President of the Grains Division)	2008	3,300	-	-		-	3,300

Yongqing Ren (1)	2009	10,000	-		-	-	10,000
(Vice President of the Corn Division)	2008	2,400	-		-	-	2,400

Li Ren (1)	2009	-	-		-	-	-
(Vice President of the Brand Division)	2008	-	-		-	-	-

(1)	Although they are not executive officers, based upon the compensation received, Mr. Junde Zhang, Mr. Yongqing Ren and Mr. Li Ren qualify as named executive officers for purposes of this table.

Outstanding Equity Awards at the End of the Fiscal Year

We do not have any equity compensation plans and therefore no equity awards are outstanding as of our year fiscal year end.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings. They do not receive any other compensation for serving on the Board of Directors, but may participate in our incentive compensation program, once such a program is established.

Bonuses and Deferred Compensation

We do not have any bonus, deferred compensation or retirement plan.  All decisions regarding compensation are determined by our Board of Directors.

Options and Stock Appreciation Rights

We do not currently have a stock option or other equity incentive plan. We may adopt one or more such programs in the future.

Payment of Post-Termination Compensation

We do not have change-in-control agreements with any of our directors or executive officers, and we are not obligated to pay severance or other enhanced benefits to executive officers upon termination of their employment.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any of our directors, executive officers, promoters or control persons during the past ten years.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Employment Agreements

On June 6, 2010, we entered into an employment agreement with Mr. David Lethem pursuant to which Mr. Lethem was hired as our Chief Financial Officer for a term of three (3) years and compensation of $10,000 per month. A copy of the employment agreement is attached hereto as Exhibit 10.11.

Other than the employment agreement with Mr. Lethem, we have not entered into employment agreements with any of our employees, officers and directors.

Board of Directors

All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board.

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Due from related parties

Total due from related parties amounted to $0 and $5,716,380 as of December 31, 2009 and 2008, respectively.

The balance of $5,716,380 mainly consisted of loans to the original shareholders of Beijing Detian Yu. Those loans were unsecured, bearing no interest, and no due date was specified.

Due to related parties

	As of December 31,
	2009	2008
Advances from -
Mr. Jianming Hao	$84,120	-
Mr. Junde Zhang	$61,530	$556,981
Mr. Yongqing Ren	-	$3,358,814
Total	$145,650	$3,915,795

Mr. Jianming Hao is our Chief Executive Officer and Managing Director. Mr. Junde Zhang and Mr. Yongqing Ren are our Vice Presidents of certain divisions of our subsidiaries. Those advances as of December 31, 2009 and 2008 were unsecured, bearing no interest, and no due date was specified.

Guarantees

As of December 31, 2009 and 2008, Jinzhong Yuliang provided guarantees on short-term loans obtained by Jinzhong Yongcheng.

Director Independence and Board Committees

Pursuant to the covenants contained in the Purchase Agreement that we entered into with each of the Selling Shareholders (except for the Placement Agent), as soon as possible, but no later than six (6) months after April 27, 2010, we are required to comply with all Nasdaq Corporate Governance standards, including, but not limited to, appointment of three (3) independent directors and establishment of an audit committee of at least three (3) members (the “Audit Committee”) that has adopted a formal written charter of the Audit Committee.

Subject to certain exceptions, under the listing standards of the NASDAQ Marketplace, a listed company’s board of directors must consist of a majority of independent directors. Currently, our board of directors has determined that each of the non-management directors, Al Carmona, Longjiang Yuan and Timothy Stevens, are “independent” directors as defined by the listing standards of NASDAQ currently in effect and approved by the U.S. Securities and Exchange Commission and all applicable rules and regulations. All members of the Audit Committee satisfies the “independence” standards applicable to members of such committee. The board of directors made this affirmative determination regarding these directors’ independence based on discussions with the directors and on its review of the directors’ responses to a standard questionnaire regarding employment and compensation history; affiliations, family and other relationships; and transactions with the Company. The board of directors considered relationships and transactions between each director or any member of his immediate family and the Company and its subsidiaries and affiliates. The purpose of the board of director’s review with respect to each director was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent under the NASDAQ rules.

Audit Committee

On August 19, 2010, we established our Audit Committee. The Audit Committee consists of Timothy Stevens, Al Carmona and Longjiang Yuan, each of whom is an independent director. Timothy Stevens, Chairman of the Audit Committee, is an “audit committee financial expert” as defined under Item 407(d) of Regulation S-K. The purpose of the Audit Committee is to represent and assist our board of directors in its general oversight of our accounting and financial reporting processes, audits of the financial statements and internal control and audit functions. The Audit Committee’s responsibilities include:

●
The appointment, replacement, compensation, and oversight of work of the independent auditor, including resolution of disagreements between management and the independent auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services; and

●
Reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on our company or that are the subject of discussions between management and the independent auditors.

The board of directors has adopted a written charter for the Audit Committee. A copy of the Audit Committee Charter is attached hereto as Exhibit 99.1.

Procedures for Determining Executive Compensation

On August 19, 2010, our Board of Directors approved the adoption of the independent director oversight of Executive Officer compensation.  Pursuant to NASDAQ Rule 5605(d), all matters regarding executive officer compensation shall be submitted for approval or recommendation by a majority of the independent directors.

Procedures for Selection of Director Nominees

On August 19, 2010, the Board of Directors of the Company approved the adoption of the procedures for the selection of director nominees.  Pursuant to NASDAQ Rule 5605(e)(1), a majority of the independent directors shall recommend and select the director nominees.

Lock Up Agreements

All of the shares of Common Stock to be owned by the management of City Zone Holdings Limited and other certain shareholders, including Expert Venture Limited, Sure Glory Holdings Limited, Brighton Investments Limited, Mapleland International Investments Limited, Charming Action Management Limited and Shallow Glory Limited, will be restricted from public or private sale for a period of six (6) months following the effective date of this registration statement.

Code of Ethics

On August 19, 2010, our Board of Directors adopted a Code of Conduct applicable to all directors, officers and employees. Pursuant to NASDAQ Rule 5610, the Code of Conduct complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002. A copy of the Code of Conduct is attached as Exhibit 14.1 and is incorporated herein.

Promoters and Certain Control Persons

None of our management or other control persons were “promoters” (within the meaning of Rule 405 under the Securities Act), and none of such persons took the initiative in the formation of our business or received any of our debt or equity securities or any of the proceeds from the sale of such securities in exchange for the contribution of property or services, during the last five years.

Conflicts of Interest

We have certain potential conflicts of interest that are inherent in the relationships between our officers and directors.

From time to time, one or more of our affiliates may form or hold an ownership interest in and/or manage other businesses both related and unrelated to the type of business that we own and operate. These persons expect to continue to form, hold an ownership interest in and/or manage additional other businesses which may compete with ours with respect to operations, including financing and marketing, management time and services and potential customers. These activities may give rise to conflicts between or among the interests of us and other businesses with which our affiliates are associated. Our affiliates are in no way prohibited from undertaking such activities, and neither we nor our shareholders will have any right to require participation in such other activities.

Further, because we intend to transact business with some of our officers, directors and affiliates, as well as with firms in which some of our officers, directors or affiliates have a material interest, potential conflicts may arise between the respective interests of us and these related persons or entities. We believe that such transactions will be effected on terms at least as favorable to us as those available from unrelated third parties.

With respect to transactions involving real or apparent conflicts of interest, we have adopted policies and procedures which require that: (i) the fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval, (ii) the transaction be approved by a majority of our disinterested outside directors, and (iii) the transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

Corporation Information

Our principal executive offices are located at Tower A, Century Centre, Room 808, 8 North Star Road, Beijing, PRC, Attention: Jianming Hao. Our telephone number is (86) 138-2882-4414. Our fax number is (86) 2857 6826.   We have also leased a virtual office space in New York City with an address of 1133 Broadway, Suite 708, New York, New York 10010.  Our US phone number is (212) 465-2647.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the date of closing by (i) each person (or group of affiliated persons) who is known by us to own more than five (5) percent of the outstanding shares of our Common Stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. Following the Share Exchange we have 13,610,135 shares of Common Stock issued and outstanding (on a fully diluted basis, including the shares of Series A Preferred Stock, Series A Warrants and Placement Agent Warrants issued in the financing).

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. All share ownership figures include shares of our Common Stock issuable upon securities convertible or exchangeable into shares of our Common Stock within sixty (60) days of the Share Exchange, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Title of Class	Name and Address of Beneficial Owner (1)(2)	Amount and Nature of Beneficial Ownership (number of shares)	Fully Diluted Percentage of Outstanding Shares of Common Stock (3)
Certain Beneficial Owners - Over 5% Ownership
Common Stock	Expert Venture Limited (4)(5)	6,238,205	45.83%
Common Stock	Sure Glory Holdings Limited(6)	748,636	5.50%
Common Stock	Charming Action Management Limited(7)	736,364	5.41%
Common Stock	Hong Wang(8)(9)	0	0%

Directors and Executive Officers
Common Stock	Jianming Hao(10)	0	0%
Common Stock	Wenjun Tian(11)	0	0%
Common Stock	David Lethem	0	0%
Common Stock	Yongqing Ren(12)	0	0%
Common Stock	Jianbin Zhou	0	0%
Common Stock	Li Ren	0	0%
Common Stock	Junde Zhang(13)	0	0%
Common Stock	Al Carmona(14)	63,000	*
Common Stock	Longjiang Yuan	0	0%
Common Stock	Timothy Stevens	0	0%
Officers and Directors as a Group (a total of 10 persons)		0	0%

* less than 1%

(1)
Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2)	Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares.
(3)
Applicable percentage of ownership is based on 13,610,135 shares of common stock outstanding as of the date hereof together with securities exercisable or convertible into common stock within sixty (60) days as of the date hereof for each stockholder.

(4)	The registered address of Expert Venture Holdings Limited is P.O. Box 957, Offshore incorporation Centre, Road Town, Tortola, British Virgin Islands.
(5)
Mr. Yam Sheung Kwok is the sole and controlling person of Expert Venture Limited (referred to herein as “Expert”), owning all 1,000 shares of Expert (subject to the share transfer agreements discussed below).

(6)
The registered address of Sure Glory Holdings Limited is P.O. Box 957, Offshore incorporation Centre, Road Town, Tortola, British Virgin Islands.  Mr. Yan Wei Han is the sole and controlling person of Sure Glory Holdings Limited, owning all 1 share of Sure Glory Holdings Limited.

(7)
The registered address of Charming Action Management Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.  Miss Jin Juan Dai is the sole and controlling person of Charming Action Management Limited, owning all 1 share of Charming Action Management Limited.

(8)	The registered address of Hong Wang is 7/F, B Tower, Jinshangguoji Building, Jinzhong, China.
(9)
Pursuant to a share transfer agreement, Mr. Hong Wang will have an option, subject to certain performance targets (discussed in more detail below), to purchase from Mr. Yam Sheung Kwok, the current sole shareholder of Expert, up to 120 shares of Expert Venture Limited. Accordingly, upon exercise of such option, Mr. Wang will indirectly (through his ownership of Expert) own and control 748,585 shares which equals 5.50% of the fully-diluted percentage of outstanding shares.  A copy of the Share Transfer Agreement between Hong Wang and Yam Sheung Kwok is attached hereto as Exhibit 10.6.

(10)
Pursuant to a share transfer agreement, Mr. Jianming Hao, our Chairman and Chief Executive Officer, will have an option, subject to certain performance targets, to purchase from Mr. Yam Sheung Kwok, the current sole shareholder of Expert, up to 101 shares of Expert. Accordingly, upon exercise of such option, Mr. Hao will indirectly (through his ownership of Expert own and control 630,059 shares which equals 4.63% of the fully-diluted percentage of outstanding shares.  A copy of the Share Transfer Agreement between Jianming Hao and Yam Sheung Kwok is attached hereto as Exhibit 10.7.

(11)
Pursuant to a share transfer agreement, Mr. Wenjun Tian, our Executive Director, will have an option, subject to certain performance targets (discussed in more detail below), to purchase from Mr. Yam Sheung Kwok, the current sole shareholder of Expert, up to 300 shares of Expert, which constitutes 30% of Expert. Accordingly, upon exercise of such option, Mr. Tian will indirectly (through his ownership of Expert) own and control 1,871,461 shares which equals 13.75% of the fully-diluted percentage of outstanding shares.  A copy of the Share Transfer Agreement between Wenjun Tian and Yam Sheung Kwok is attached hereto as Exhibit 10.8.

(12)
Pursuant to a share transfer agreement, Mr. Yongqing Ren will have an option, subject to certain performance targets (discussed in more detail below), to purchase from Mr. Yam Sheung Kwok, the current sole shareholder of Expert, up to 200 shares of Expert. Accordingly, upon exercise of such option, Mr. Ren will indirectly (through his ownership of Expert) own and control 1,247,641 shares which equals 9.17% of the fully-diluted percentage of outstanding shares.  A copy of the Share Transfer Agreement between Yongqing Ren and Yam Sheung Kwok is attached hereto as Exhibit 10.9.

(13)
Pursuant to a share transfer agreement, Mr. Junde Zhang will have an option, subject to certain performance targets (discussed in more detail below), to purchase from Mr. Yam Sheung Kwok, the current sole shareholder of Expert, up to 200 shares of Expert. Accordingly, upon exercise of such option, Mr. Zhang will indirectly (through his ownership of Expert) own and control 1,247,641 shares which equals 9.17% of the fully-diluted percentage of outstanding shares.  A copy of the Share Transfer Agreement between Junde Zhang and Yam Sheung Kwok is attached hereto as Exhibit 10.10.

(14)
Al Carmona was an investor in the financing that closed immediately following the Share Exchange.  In the offering, Mr. Carmona purchased 45,000 units in the offering which consisted of 45,000 shares of Series A Convertible Preferred Shares and a warrant exercisable into 18,000 shares of common stock at an exercise price of $5.06.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the United States Securities and Exchange Commission, 100 F. Street, N.E., Washington, D.C. 20549, this Registration Statement on Form S-1 under the Securities Act. This Registration Statement and other information may be read and copied at the Commission’s Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site (http://www.sec.gov) that contains the Registration Statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, such as us.

You may also read and copy any reports, statements or other information that we have filed with the Commission at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public via commercial document retrieval services.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Nevada Revised Statute 78.037 permits a corporation to eliminate or limit the personal liability of a director or officer to the corporation or its stockholders for damages relating to breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of distributions in violation of Nevada Revised Statute 78.300.

Nevada Revised Statutes 78.7502 provides as follows with respect to indemnification of directors, officers, employees and agents:

(a)
We may indemnify any person who was or is a party or is threatened to be made a party to any action, except an action by us, by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving as a director, officer, employee or agent of any other person at our request, against expenses actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (i) is not liable for breach of his fiduciary duties as a director or officer pursuant to Nevada Revised Statutes 78.138; and (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

(b)
We may indemnify any person who was or is a party or is threatened to be made a party to any action by us, by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving as a director, officer, employee or agent of any other person at our request, against expenses actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (i) is not liable for breach of his fiduciary duties pursuant to Nevada Revised Statutes 78.138; and (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to our best interest.  We may not indemnify him for any claim, issue or matter as to which he has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to us or for amounts paid in settlement to us, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(c)
To the extent that our director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, we are required to indemnify him against expenses, including attorneys’ fees actually and reasonably incurred by him in connection with the defense.

Our Articles of Incorporation and Bylaws provide for elimination of any liability of our directors and officers and indemnity of our directors and officers to the fullest extent permitted by Nevada law.

The above-described provisions relating to the exclusion of liability and indemnification of directors and officers are sufficiently broad to permit the indemnification of such persons in certain circumstances against liabilities arising under the Securities Act of 1933.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and officers and to persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

PART I – FINANCIAL INFORMATION
 Item 1. Financial Statements.

DEYU AGRICULTURE CORP. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

Assets	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$9,572,696	$2,562,501
Restricted Cash	417,688	-
Accounts receivable	6,651,250	4,200,749
Inventory	12,453,734	8,233,760
Other receivable	469,233	28,998
Advance to supplier	403,298	-
Prepaid expenses	2,510,656	1,104,072
Total Current Assets	32,478,555	16,130,080

Property, plant, and equipment, net	4,187,382	2,939,475
Construction-in-progress	4,336,483	3,254,696
Other assets	1,515,181	1,506,902
Intangible assets, net	-	-
Total Assets	$42,517,601	$23,831,153
Liabilities and Stockholders' Equity

Current Liabilities
Accounts Payable	$1,531,459	$-
Short-term loan	3,829,950	1,801,960
Accrued expenses	224,086	116,968
Due to related parties	106,888	145,650
Construction payable	20,979	-
Other current liabilities	253,385	68,339
Total Current Liabilities	5,966,747	2,132,917

Stockholders' Equity
Series A Preferred Stock, $.001 par value, 10,000,000 shares authorized,
2,455,863 and 0 shares outstanding, respectively	8,228,677	-
Common stock, $.001 par value; 75,000,000 shares authorized,
9,999,999 and 4,930,000 shares issued and outstanding, respectively	9,999	4,930
Additional paid-in capital	9,861,037	8,978,527
Other comprehensive income	1,199,482	909,311
Retained earnings	17,251,659	11,805,468
Total Stockholders' Equity	36,550,854	21,698,236
Total Liabilities and Stockholders' Equity	$42,517,601	$23,831,153
The accompanying notes are an integral part of these consolidated financial statements.

DEYU AGRICULTURE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For The Three Months		For The Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009

Net revenue	$18,468,570	$7,728,761	$32,915,852	$14,601,679

Cost of goods sold	(13,722,057)	(5,711,577)	(24,658,176)	(10,846,173)

Gross Profit	4,746,513	2,017,184	8,257,676	3,755,505

Selling expenses	(975,947)	(313,904)	(1,597,661)	(652,703)
General and administrative expenses	(709,288)	(85,301)	(971,199)	(170,427)
Total Operating Expense	(1,685,235)	(399,205)	(2,568,860)	(823,130)

Operating income	3,061,278	1,617,979	5,688,816	2,932,375

Interest income	2,553	1,976	3,465	2,269
Interest expense	(91,054)	(19,560)	(152,591)	(38,532)
Total Other Expense	(88,501)	(17,584)	(149,126)	(36,263)

Income before income taxes	2,972,777	1,600,395	5,539,690	2,896,113
Provision for income taxes	-	-	-	-
Net income	2,972,777	1,600,395	5,539,690	2,896,113
Preferred stock dividends	(96,051)	-	(96,051)	-
Net income available to common stockholders	$2,876,726	$1,600,395	$5,443,639	$2,896,113

Net income per common share - basic	$0.35	$0.32	$0.82	$0.59

Net income per common share - diluted	$0.29	$0.32	$0.74	$0.59

Weighted average number of common shares outstanding - basic	8,551,428	4,930,000	6,750,718	4,930,000

Weighted average number of common shares outstanding - diluted	10,106,763	4,930,000	7,532,682	4,930,000

DEYU AGRICULTURE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the Six Months Ended June 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income available to common stockholders	$5,443,639	$2,896,113
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation & amortization	191,086	146,180
Reserve for sales discount	389,773	438,847
Preferred stock dividends declared	96,051	-
Increase in current assets:
Accounts receivable	(2,800,806)	(2,871,209)
Inventories	(4,146,551)	(4,171,110)
Prepaid expense and other current assets	(2,228,742)	(482,092)
Increase in liabilities:
Accounts payable	1,521,121	-
Accrued expense and other liabilities	190,287	33,461
Net cash used in operating activities	(1,344,142)	(4,009,810)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of machinery and equipment	(1,414,526)	(484,418)
Construction of warehouse	(1,035,884)	-
Net cash used in investing activities	(2,450,411)	(484,418)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from short-term loans from bank	2,004,465	394,962
Net (repayments of) proceeds from short-term loans from related parties	(39,296)	7,204,678
Net proceeds of short-term loans from others	3,490	-
Proceeds from capital contributions	-	263,308
Release of restricted cash related to private placement	5,312	-
Proceeds from private placement, net of restricted cash held in escrow	8,766,651	-
Net cash provided by financing activities	10,740,623	7,862,948

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	64,128	1,072

NET INCREASE IN CASH & CASH EQUIVALENTS	7,010,195	3,369,792

CASH & CASH EQUIVALENTS, BEGINNING BALANCE	2,562,501	332,409

CASH & CASH EQUIVALENTS, ENDING BALANCE	$9,572,696	$3,702,201

SUPPLEMENTAL DISCLOSURES:
Income tax paid	$-	$-
Interest paid	$152,591	$38,967
The accompanying notes are an integral part of these consolidated financial statements.

DEYU AGRICULTURE CORP. AND SUBSIDIARIES
(formerly known as Eco Building International, Inc.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	NATURE OF BUSINESS AND BASIS OF FINANCIAL STATEMENT PREPARATION

Eco Building International, Inc. (“we,” “us,” “our,” or the “Company”) was incorporated under the laws of the State of Nevada on December 23, 2008.  We completed the acquisition of City Zone Holdings Limited (“City Zone”), an agricultural products distributor in the Shanxi Province of the Peoples Republic of China (the “PRC”) engaged in procuring, processing, marketing, and distributing various grain and corn products, by means of a share exchange, effective April 27, 2010.  As a result of the share exchange, City Zone became our wholly-owned subsidiary.  We currently conduct our business primarily through three operating PRC subsidiaries, including Jinzhong Deyu Agriculture Trading Co., Ltd. (“Jinzhong Deyu”), Jinzhong Yuliang Agriculture Trading Co., Ltd. (“Jinzhong Yuliang”), and Jinzhong Yongcheng Agriculture Trading Co., Ltd. (“Jinzhong Yongcheng”).

On May 19, 2010, we filed with the Secretary of State for the State of Nevada a Certificate of Amendment to our Articles of Incorporation changing our name from “Eco Building International, Inc.” to “Deyu Agriculture Corp.” FINRA declared the name change effective on June 2, 2010.

Details of our subsidiaries are as follows:

Name of Subsidiary	Domicile and Date of Incorporation	Registered Capital	Percentage of Ownership	Principal Activities
City Zone Holdings Limited (“City Zone”)	British Virgin Islands, July 27, 2009	$20,283,581	100%	Holding company of Most Smart

Most Smart International Limited (“Most Smart”)	Hong Kong, March 11, 2009	$1	100%	Holding company of Shenzhen Redsun

Redsun Technology (Shenzhen) Co., Ltd. (“Shenzhen Redsun”)	The PRC, August 20, 2009	$30,000	100%	Holding company of Shenzhen JiRuHai

Shenzhen JiRuHai Technology Co., Ltd. (“Shenzhen JiRuHai”)	The PRC, August 20, 2009	$14,638	100%	Holding company of Beijing Detian Yu

Detian Yu Biotechnology (Beijing) Co., Ltd. (“Detian Yu”)	The PRC, November 30, 2006	$7,637,723	100%	Wholesale distribution of packaged food products. Holding company of the following three entities.

Jinzhong Deyu Agriculture Trading Co., Ltd. (“Jinzhong Deyu”)	The PRC, April 22, 2004	$1,492,622	100%	Organic and non-organic grains preliminary processing and wholesale distribution.

Jinzhong Yongcheng Agriculture Trading Co., Ltd. (“Jinzhong Yongcheng”)	The PRC, May 30, 2006	$288,334	100%	Organic and non-organic corns preliminary processing and wholesale distribution.

Jinzhong Yuliang Agriculture Trading Co., Ltd. (“Jinzhong Yuliang”)	The PRC, March 17, 2008	$281,650	100%	Organic and non-organic corns preliminary processing and wholesale distribution.

DEYU AGRICULTURE CORP. AND SUBSIDIARIES
(formerly known as Eco Building International, Inc.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Reverse Acquisition and Private Placement

On April 27, 2010, we completed the acquisition of City Zone by means of a share exchange.  Simultaneously with the acquisition, we completed a private placement for gross proceeds of $8,211,166 from the sale of our securities to accredited investors at $4.40 per unit, with each “Unit” consisting of one share of Series A Convertible Preferred Stock, and a warrant to purchase 0.4 shares of common stock with an exercise price of $5.06 per share.

On April 27, 2010, the (the “Closing Date”), we entered into a Share Exchange Agreement (“Exchange Agreement”) by and among (i) City Zone, (ii) City Zone’s shareholders, (iii) us, and (iv) our principal stockholders.  Pursuant to the terms of the Exchange Agreement, Expert Venture Limited, a company organized under the laws of the British Virgin Islands (“Expert Venture”) and the other City Zone shareholders will transfer to us all of the shares of City Zone in exchange for the issuance of 8,736,932 shares of our common stock as set forth in the Exchange Agreement, so that Expert Venture and other minority shareholders of City Zone shall own at least a majority of our outstanding shares (the “Share Exchange”).  As a result of the Share Exchange, City Zone became our wholly-owned subsidiary.

Our directors approved the Exchange Agreement and the transactions contemplated thereby.  The directors of City Zone also approved the Exchange Agreement and the transactions contemplated thereby.

As a result of the Exchange Agreement, we acquired 100% of the processing and production operations of City Zone, the business and operations of which now constitutes our primary business and operations.  Specifically, as a result of the Exchange Agreement on April 27, 2010:

●
We acquired and now own 100% of the issued and outstanding shares of capital stock of City Zone, the British Virgin Islands holding company which owns and controls the Deyu agricultural business, making City Zone our wholly-owned subsidiary;

●	We issued 8,736,932 shares of our common stock to the City Zone Shareholders;

●	The ownership position of our shareholders who were holders of common stock immediately prior to the Exchange Agreement changed from 100% to 9.5% (fully diluted) of our outstanding shares; and

●	City Zone Shareholders were issued our common stock constituting approximately 65.71% of our fully diluted outstanding shares.

Immediately after the Share Exchange, we entered into a securities purchase agreement (the “Purchase Agreement,” in such form as attached hereto as Exhibit 10.1) with certain accredited investors (the “Investors”) for the issuance and sale in a private placement of Units, consisting of, 1,866,174 shares of our Series A Convertible Preferred Stock, par value $0.001 per share (the “Investor Shares”) and Series A warrants to purchase up to 746,470 shares of our Common Stock (the “Warrants”), for aggregate gross proceeds of $8,211,166 (the “Private Placement”).  In connection with the Private Placement, we also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors, in which we agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register for resale the Investor Shares, within 60 calendar days of the Closing Date of the Private Placement, and use our best efforts to have the Registration Statement declared effective within 180 calendar days of the Closing Date of the Private Placement.  We will pay monthly liquidated damages in cash to each Investor of 0.5% of the dollar amount of the purchase price of the Investor Shares, on a pro rata basis, for each 30 day period the Registration Statement is not declared effective, up to a maximum of 8% of the purchase price.  However, no liquidated damages shall be paid with respect to any shares that we are not permitted to include in the Registration Statement due to the SEC’s application of Rule 415.

In connection with the Private Placement, Maxim Group, LLC acted as our financial advisor and placement agent (the “Placement Agent”).  Maxim received a cash fee equal to 7% of the gross proceeds of the Private Placement.  Maxim also received warrants to purchase 171,911 shares of our Common Stock at a price per share of $5.06 (the “Warrants”).  Pursuant to the Original Placement Agreement entered into by Detian Yu on January 27, 2010 with the Placement Agent (the “Original Placement Agreement”), we engaged the Placement Agent to act as the exclusive agent to sell the Units in this Offering on a “commercially reasonable efforts basis.”  The Placement Agent received cash fees equal to 7% of our gross proceeds received in connection with an equity financing and a cash corporate finance fee equally to 1% of our gross proceeds raised in the Offering, payable at the time of each Closing; five (5) year warrants to purchase that number of Series A Preferred Shares and Shares equal to 5% of the aggregate number of Series A Preferred Shares and Shares underlying the Units issued pursuant to this Offering; and a non-refundable cash retainer (or restricted shares) of $25,000 payable upon the execution of the retainer agreement.  We also agreed to pay for all of the reasonable expenses the Placement Agent incurs in connection with the Offering.

On May 10, 2010, we closed on the second and final round (the “Final Closing”) of the private placement offering (the “Offering”) previously disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2010 (the “May 3rd 8-K”).  Through the sale of 589,689 Units comprised of (i) 589,689 shares of our Series A Convertible Preferred Stock (the “Series A Preferred Shares”) and (ii) 235,882 five year warrants (the “Warrants”) with an exercise price of $5.06 per share, to certain accredited investors (the “Investors”) for total gross proceeds of $2,594,607.

We raised an aggregate amount of $10,805,750 in the Offering.  As of the Final Closing, we had 9,999,999 shares of common stock issued and outstanding.  In connection with the offering, we issued a total of 2,455,863 shares of Series A Convertible Preferred Shares and 982,362 warrants to the investors.  Additionally, the Placement Agent received 171,911 warrants.

Series A Convertible Preferred Stock

The holders of the Series A Convertible Preferred Shares will receive cumulative dividends in preference to the holders of Common Stock at an annual rate of 5% of the applicable per Series A Preferred Share original purchase price.  Upon any liquidation, dissolution or winding up, the holders of Series A Convertible Preferred Shares will be entitled to receive, out of our assets available for distribution to its stockholders, an amount equal to $4.40 per share (the amount, the “Liquidation Preference Amount”), before any payment shall be made or any assets distributed to the holders of the Common Stock (the “Liquidation Preference”).  Each holder of Series A Preferred Shares will have the right, at the option of the holder at any time on or after the issuance of the Series A Preferred Shares, without the payment of additional consideration, to convert the Series A Preferred Shares into a number of fully paid and nonassessable shares of Common Stock equal to: (i) the Liquidation Preference Amount of such shares divided by (ii) the conversion price in effect as of the date of the conversion.  For a period of two (2) years following the issuance of the Series A Preferred Shares, the conversion price of Series A Preferred Shares will be subject to adjustment for issuances of Common Stock (or securities convertible or exchangeable into shares of Common Stock) at a purchase price less than the conversion price of the Series A Preferred Shares.

Series A Warrants

The Series A Warrants:

(a)	entitle the holder to purchase 0.4 shares of Common Stock;

(b)	are exercisable any time after the Closing Date and expire on the date that is five years following the original issuance date of the Series A Warrants;

(c)	are exercisable, in whole or in part, at an exercise price of $5.06 per share of Common Stock (the “Warrant Price”); and

(d)
are exercisable only for cash (except that there will be a cashless exercise option if (i) the Per Share Market Value of one share of Common Stock is greater than the Warrant Price (at the date of calculation) and (ii) a Registration Statement under the Securities Act providing for the resale of the Common Stock issuable upon exercise of Warrant Shares is not in effect, in lieu of exercising this Warrant by payment of cash).

Make Good Escrow Agreement

We also entered into a make good escrow agreement with the Investors (the “Securities Escrow Agreement”), pursuant to which the City Zone Shareholders placed a number of shares of Common Stock equal to 100% of the number of shares of Common Stock underlying the Investor Shares, which are initially convertible into 1,866,174 shares of Common Stock (the “Escrow Shares”) in an escrow account.  The Escrow Shares are being held as security in the event we do not achieve $11 million in audited net income for the fiscal year 2010 (the “2010 Performance Threshold”) and $15 million in audited net income for the fiscal year 2011 (the “2011 Performance Threshold”).  If we achieve the 2010 Performance Threshold and the 2011 Performance Threshold, the Escrow Shares will be released back to the City Zone Shareholders.  If either the 2010 Performance Threshold or 2011 Performance Threshold is not achieved, an aggregate number of Escrow Shares (such number to be determined by the formula set forth in the Securities Escrow Agreement) will be distributed to the Investors, based upon the number of Investor Shares (on an as-converted basis) purchased in the Private Placement and still beneficially owned by such Investor, or such successor, assign or transferee, at such time.  If any Investor transfers Investor Shares purchased pursuant to the Purchase Agreement, the rights to the Escrow Shares shall similarly transfer to such transferee, with no further action required by the Investor, the transferee or us.

Lock-Up Agreement

We also entered into a lock-up agreement with the Investors (the “Lock-Up Agreement”), pursuant to which the Common Stock owned by the management of City Zone will be locked-up until six (6) months after the Registration Statement is declared effective.

Restructuring

In November 2009, pursuant to a restructuring plan (“Restructuring”) intended to ensure compliance with the PRC rules and regulations, City Zone, through a series of acquisitions and wholly-owned subsidiaries, acquired 100% equity interests in Jinzhong Deyu, Jinzheng Yuliang, and Jinzhong Yongcheng.  The former shareholders and key management of Jinzhong Deyu, Jinzhong Yongcheng, and Jinzhong Yuliang became the ultimate controlling parties and key management of City Zone.  This restructuring exercise has been accounted for as a recapitalization of Jinzhong Deyu, Jinzhong Yongcheng, and Jinzhong Yuliang with no adjustment to the historical basis of the assets and liabilities of these companies, while the historical financial positions and results of operations are consolidated as if the restructuring occurred as of the beginning of the earliest period presented in the accompanying consolidated financial statements.  For the purpose of consistent and comparable presentation, the consolidated financial statements have been prepared as if City Zone had been in existence since the beginning of the earliest and throughout the whole periods covered by these consolidated financial statements.

We mainly operate in the Shanxi Province, China in the business of bulk purchasing, preliminary processing, product preservation, distribution, and wholesale of organic grains and corns.  Corns are mainly wholesale distributed to agricultural product trading companies.  Grains are distributed through wholesale and through the network of supermarkets with our own brand names, including “De Yu” and “Shi-Tie” for certified organic grain products.  We have established a complete chain of cultivation, seed breeding, research and development, production, marketing, and a nationwide distribution network in China.  We currently control approximately 367 square meters (or 550,000 mu) of  farmland, with 120,000-ton storage capacity, and 3 exclusive railway lines.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Our unaudited consolidated financial statements and our wholly-owned subsidiaries have been prepared in accordance with the U.S. generally accepted accounting principles for interim financial information and pursuant to the requirements for reporting on Form 10-Q.  Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements.  However, the information included in these interim financial statements reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for the fair presentation of the consolidated financial position and the consolidated results of operations.  Results shown for interim periods are not necessarily indicative of the results to be obtained for a full year.  The consolidated balance sheet information as of December 31, 2009 was derived from the audited consolidated financial statements included in our Form 8-K filed on May 3, 2010.  These interim consolidated financial statements should be read in conjunction with that report.  Certain comparative amounts have been reclassified to conform to the current period's presentation.

The accompanying consolidated financial statements include the financial statements of Deyu Agriculture Corp.. and its wholly-owned subsidiaries.  All material intercompany balances and transactions have been eliminated.

Our functional currency is the Chinese Yuan, or Renminbi (“RMB”); however, the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”).

On April 27, 2010, as a result of the consummation of the Share Exchange, we changed our fiscal year end from May 31 to December 31 to conform to the fiscal year end of City Zone.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its estimates based on historical experience and various other assumptions and information that are available and believed to be reasonable at the time the estimates are made. Therefore, actual results could differ from those estimates under different assumptions and conditions.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank and all highly liquid investments with original maturities of three months or less.

As a result of the financings associated with the reverse merger, we have, as of June 30, 2010, $417,688 in two escrow accounts held at Wachovia Bank (Wells Fargo Bank, NA).  The use of these funds requires the written approval of our placement agent and us.  The funds in these escrow accounts are designated for certain expenses, such as investor relations, accounting/consulting fees, SEC fees, and stock transfer agent fees.  This amount is designated as restricted cash under current assets on our balance sheet, as we expect to utilize these funds within the current fiscal year.

Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less allowance for doubtful accounts, as needed.  We assess the collectability of accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.  Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends, and changes in customer payment patterns to evaluate the adequacy of these reserves.  As of June 30, 2010 and December 31, 2009, there were no customers with accounts receivable greater than six months past due.

Inventories

Our inventories are stated at lower of cost or market.  Cost is determined on moving-average basis.  Costs of inventories include purchase and related costs incurred in delivering the products to their present location and condition.  Market value is determined by reference to selling prices after the balance sheet date or to management’s estimates based on prevailing market conditions.  Management periodically evaluates the composition of its inventories at least quarterly to identify slow-moving and obsolete inventories to determine if valuation allowance is required.  As of June 30, 2010 and December 31, 2010, management had identified no slow moving or obsolete inventory.

Property, plant, and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation.  Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized.  When property, plant, and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Useful Life (in years)
Automobiles	5
Buildings	30
Office equipment	5
Machinery and equipment	10

Construction-in-Progress

Construction-in-progress consists of amounts expended for warehouse construction.  Construction-in-progress is not depreciated until such time as the assets are completed and put into service.  Once warehouse construction is completed, the cost accumulated in construction-in-progress is transferred to property, plant, and equipment.

Long-lived assets

We apply the provisions of FASB ASC Topic 360 (ASC 360), "Property, Plant, and Equipment" which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  We periodically evaluate the carrying value of long-lived assets to be held and used in accordance with ASC 360, at least on an annual basis.  ASC 360 requires the impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.  In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets.  Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Financial assets and liabilities measured at fair value

FASB ASC 820, “Fair Value Measurements” (formerly SFAS No. 157) defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This guidance applies to other accounting pronouncements that require or permit fair value measurements.  On February 12, 2008, the FASB finalized FASB Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157 (ASC 820).  This Staff Position delays the effective date of SFAS No. 157 (ASC 820) for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  The adoption of SFAS No. 157 (ASC 820) had no effect on our financial position or results of operations.

We also analyze all financial instruments with features of both liabilities and equity under ASC 480-10 (formerly SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”) and ASC 815-40 (formerly EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”).  We have determined ASC 480-10 (formerly SFAS 150) and ASC 815-40 (formerly EITF 00-19) has no material effect on our financial position or results of operations.

Revenue recognition

Our revenue recognition policies are in compliance with the SEC Staff Accounting Bulletin No. 104 (“SAB 104”).  We recognize product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.  We recognize revenue for product sales upon transfer of title to the customer.  Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement.  Shipping documents and the completion of any customer acceptance requirements, when applicable, are used to verify product delivery or that services have been rendered.  We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

Our revenue is recognized net of value-added tax (VAT), reductions to revenue for estimated product returns, and sales discounts based on volume achieved in the same period that the related revenue is recorded.  The estimates are based on historical sales returns, analysis of credit memo data, and other factors known at the time.  For the six months ended June 30, 2010 and 2009, sales discounts were $392,000 and $439,00, respectively.

We offer a right of exchange on our deep end processed grain products sold through our relationship with grocery store networks.  The consumer who purchases the product may exchange it for the same kind and quantity of product originally purchased.  Per FASB ASC 605-15-25-1 and 605-15-15-2, these are not considered returns for revenue recognition purposes.  For the six months ended June 30, 2010 and 2009, we did not have any returns of our product.

Income taxes

We account for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.”  ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.  The adoption had no effect on our consolidated financial statements.

Foreign currency translation and comprehensive income

U.S. GAAP requires that recognized revenue, expenses, gains and losses be included in net income.  Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet.  Such items, along with net income, are components of comprehensive income.  Our functional currency is Renminbi (“RMB”).  The unit of RMB is in Yuan.  Translation gains are classified as an item of other comprehensive income in the stockholders’ equity section of the consolidated balance sheet.

Net income for common shares

We compute net income per share in accordance with Financial Accounting Standards Statement No. 128 “Earnings per Share” (“SFAS 128”) and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 98 (“SAB 98”).  Under the provisions of SFAS 128 and SAB 98, basic net income per share is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period.  Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding, using the treasury stock method for warrants and the “as-converted” method for the convertible preferred stock, during the period.  Equivalent shares consist of certain warrants issued to investors and providers of financing that are in-the-money based on the average closing share price for the period.  Under the treasury stock method, the number of in-the-money shares that are considered outstanding for this calculation is reduced by the number of common shares that theoretically could have been re-purchased by us with the aggregate exercise proceeds of such warrant exercises if such shares were re-purchased at the average market price for the period.  Under the “as-converted” method, the number of dilutive shares is calculated assuming the conversion occurred on the issue date of the preferred stock.

Statement of cash flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from our operations are calculated based upon the local currencies.  As a result, amounts related to assets and liabilities reported on the consolidated statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Recent pronouncements

In July 2009, the FASB’s ASC became the single, official source of authoritative, non-governmental GAAP in the United States.  The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission (the “SEC”).  This guidance is effective for interim and annual periods ending after September 15, 2009.  We adopted the provisions of this guidance for the year ended December 31, 2009.  Our accounting policies were not affected by the conversion to the ASC.  However, references to specific accounting standards have been changed to refer to the appropriate section of the ASC.

In December 2007, the FASB issued guidance now incorporated in ASC Topic 810 “Consolidation” (formerly SFAS No. 160).  The guidance clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of stockholders’ equity.  We do not believe this pronouncement will impact our consolidated financial statements.

In March 2008, the FASB issued guidance now incorporated in ASC Topic 815 “Derivatives and Hedging” (formerly SFAS No. 161).  The guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand how and why an entity uses derivative instruments and the instruments’ effects on an entity’s financial position, financial performance and cash flows.  The guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application encouraged.  This pronouncement is related to disclosure and did not have a material impact on our consolidated financial statements.

In December 2008, the FASB issued guidance now incorporated in ASC Topic 860 “Transfers and Servicing” (formerly FASB Staff Position (“FSP”) SFAS 140-4 and FASB Interpretation (“FIN”) 46R).  The guidance increases disclosure requirements for public companies and is effective for reporting periods (interim and annual) that end after December 15, 2008.  The guidance requires public entities to provide additional disclosures about transferors’ continuing involvements with transferred financial assets.  It also requires public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities.  This pronouncement is related to disclosure only and did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued guidance now incorporated in ASC Topic 825 “Financial Instruments” (formerly FSP SFAS 107-1).  The guidance requires that the fair value disclosures required for financial instruments be included in interim financial statements.  In addition, the guidance requires public companies to disclose the method and significant assumptions used to estimate the fair value of those financial instruments and to discuss any changes of method or assumptions, if any, during the reporting period.  The guidance was effective for our year ended December 31, 2009.  This pronouncement is related to disclosure only and did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued guidance now incorporated in ASC Topic 855 “Subsequent Events” (formerly SFAS No. 165).  This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the consolidated financial statements are issued or are available to be issued.  Among other items, the guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  It is effective for interim and annual periods ending after June 15, 2009.  There was no material impact upon the adoption of this standard on our financial statements.

In June 2009, the FASB issued guidance now incorporated in ASC Topic 810 “Consolidation” (formerly SFAS No. 167) amending the consolidation guidance applicable to variable interest entities and the definition of a variable interest entity, and requiring enhanced disclosures to provide more information about our involvement in a variable interest entity.  This guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. We do not believe this pronouncement will impact our financial statements.

In October 2009, the FASB also issued a new accounting standard which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. We do not expect that this pronouncement will impact our financial statements.

In October 2009, the FASB issued an amendment to the accounting standards related to certain revenue arrangements that include software elements. This standard clarifies the existing accounting guidance such that tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality, shall be excluded from the scope of the software revenue recognition accounting standards. Accordingly, sales of these products may fall within the scope of other revenue recognition accounting standards or may now be within the scope of this standard and may require an allocation of the arrangement consideration for each element of the arrangement. This standard will become effective for us on January 1, 2011.  We do not expect that the adoption of these new disclosures will have a material impact on our consolidated financial statements.

In October 2009, the FASB issued a new accounting standard which provides guidance for arrangements with multiple deliverables.  Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation.   The adoption of this guidance had no impact on our consolidated financial statements.

In January 2010, the FASB issued an amendment to the accounting standards related to the disclosures about an entity’s use of fair value measurements.  Among these amendments, entities will be required to provide enhanced disclosures about transfers into and out of the Level 1 (fair value determined based on quoted prices in active markets for identical assets and liabilities) and Level 2 (fair value determined based on significant other observable inputs) classifications, provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classification and provide greater disaggregation for each class of assets and liabilities that use fair value measurements. Except for the detailed Level 3 roll-forward disclosures, the new standard was effective for us for interim and annual reporting periods beginning after December 31, 2009. The adoption of this accounting standards amendment did not have a material impact on our consolidated financial statements. The requirement to provide detailed disclosures about the purchases, sales, issuances and settlements in the roll-forward activity for Level 3 fair value measurements is effective for us for interim and annual reporting periods beginning after December 31, 2010. We do not expect that the adoption of these new disclosure requirements will have a material impact on our consolidated financial statements.

In February 2010, the FASB issued an amendment to the accounting standards related to the accounting for, and disclosure of, subsequent events in an entity’s consolidated financial statements. This standard amends the authoritative guidance for subsequent events that was previously issued and among other things exempts Securities and Exchange Commission registrants from the requirement to disclose the date through which it has evaluated subsequent events for either original or restated financial statements. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provides different guidance on the accounting treatment for subsequent events.

NOTE 3.	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	June 30, 2010	December 31, 2009
Accounts receivable	$6,651,250	$4,200,749
Less: Allowance for doubtful accounts	-	-
Accounts receivable, net	$6,651,250	$4,200,749

NOTE 4.	INVENTORY

Inventory consisted of the following:

	June 30, 2010	December 31, 2009
Raw materials – grains	$1,322,745	$1,323,848
Raw materials – corns	198,636	-
Work in process – grains	307,305	-
Finished goods – grains	1,183,217	412,995
Finished goods – corns	9,441,831	6,496,917
Total	$12,453,734	$8,233,760

NOTE 5.	PREPAID EXPENSES

Prepaid expenses consisted of the following:

	June 30, 2010	December 31, 2009
Prepayment for inventory	$1,576,651	$-
Prepayment for equipment	278,997	600,653
Deductible value-added taxes (VAT)	562,300	442,646
Prepaid rent	91,529	60,773
Prepaid advertisement	1,179	-
Total	$2,510,656	$1,104,072

NOTE 6.	PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following:

	June 30, 2010	December 31, 2009
Automobiles	$945,877	$495,282
Buildings	1,537,436	1,529,035
Office equipment	284,205	163,177
Machinery and equipment	2,513,943	1,648,748
Total cost	5,281,461	3,836,242
Less: Accumulated depreciation	(1,094,079)	(896,767)
Property, plant, and equipment, net	$4,187,382	$2,939,475

The buildings owned by us located in Jinzhong, Shanxi Province, China are used for production, warehouse, and offices for the grains business.  The building structure is mainly constructed of light steels and bricks.  For the year ended December, 31 2009, we observed a significant decrease in the construction cost of such property structure during its annual impairment testing of long-lived assets.  While future estimated operating results and cash flows are considered, we eventually employed the quoted replacement cost of the buildings as comparable market data.  As a result of this analysis, we concluded that the carrying amount of the buildings exceeded their appraised fair value, and recorded an impairment of $556,312 as operating expense for the year ended December 31, 2009.   As of June 30, 2010, management has determined that additional impairments were not needed, and will continue to periodically review the carrying value.

Depreciation expenses for the six months ended June 30, 2010 and June 30, 2009 was $191,086 and $146,180, respectively.  As of June 30, 2010 and December 31, 2009, $0 and $631,419 of machinery and equipment were pledged as collateral for short-term bank loans, respectively (see Note 9).

NOTE 7.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	June 30, 2010	December 31, 2009
Right to use land	$75,124	$74,715
Less: Accumulated depreciation	(75,124)	(74,715)
Intangible assets, net	$-	$-

According to government regulations of the People’s Republic of China (“PRC”), the PRC Government owns all land.  We lease and obtain the certificate of right to use the industrial land of 11,667 square meters with the PRC Government in Jinzhong, Shanxi Province where Jinzhong Deyu’s buildings and production facility are located at.  The term of the right is four to five years and renewed upon expiration.  The right was fully amortized as of June 30, 2010 and December 31, 2009, using the straight-line method.  The current term of the right is for the period from March 14, 2007 to March 14, 2011.  Amortization expense recorded for the six months ended June 30, 2010 and 2009 was $0.

As of June 30, 2010, the right to use land was not pledged as collateral.  As of December 31, 2009, the right to use land was pledged as collateral for short-term bank loans (see Note 9).

NOTE 8.	OTHER ASSETS

Other assets consisted of timber, timberland, and farmland in the amount of $1,515,181 and $1,506,902 as of June 30, 2010 and December 31, 2009, respectively.  According to government regulations of the People’s Republic of China (“PRC”), the PRC Government owns timberland and farmland.  We lease and obtain the certificate of right to use farmland of approximately 1,605 acres (or 10,032 mu) for the period from August 2005 to December 2031.  For the same farmland, we obtain the certificate of the right to timber and 896 acres (or 5,600 mu) of timberland for the period from August 2006 to August 2028.  Timber mainly includes pine trees and poplar trees.

These timber, timberland, and farmland were not for operating use or intended for sale.  Based on management’s assessment, there was no impairment for the six months ended June 30, 2010 and June 30, 2009.

NOTE 9.	SHORT-TERM LOANS

Short-term loans consisted of the following:
	June 30, 2010	December 31, 2009
Bank loan payable to Jinzhong Economic Development District Rural Credit Union, bearing interest at 12.204% per annum and due March 8, 2011. The use of proceeds from the loan is restricted for purchase of raw materials. Jinzhong Deyu provided guarantees on the loan.	$1,252,099	$-

Bank loan payable to Shanxi Province Rural Credit Union, bearing interest at 10.98% per annum and due January 13, 2011. The use of proceeds from the loan is restricted for purchase of corns. Jinzhong Deyu and Jinzhong Yuliang provided guarantees on the loan for a period of two years starting from January 13, 2011.	1,252,099	-

Loan payable to Hangzhou TianCi Investment Management Co., Ltd., an unrelated party. The loan was unsecured, bearing no interest and no due date was specified.	736,529	732,504

Bank loan payable to Shanxi Province Rural Credit Union , bearing interest at 11.592% per annum and due December 8, 2010. The use of proceeds from the loan is restricted for purchase of corns. Jinzhong Deyu and Jinzhong Yongcheng provided guarantees on the loan for a period of two years starting from December 8, 2010.	589,223	-

Bank loan payable to Agricultural Development Bank of China, bearing interest at 5.31% per annum and due June 22, 2010. The loan was collateralized by buildings, machinery and equipment, and right to use land. The use of proceeds from the loan was restricted for purchase of grains. This loan was paid in full on May 7, 2010.	-	175,801

Bank loan payable to Shanxi Province Rural Credit Union, bearing interest at 9.756% per annum and due February 15, 2010. The loan was obtained by Jinzhong Yongcheng and guaranteed by Jinzhong Yuliang, and the use of proceeds from the loan was restricted for purchase of corns. The loan was paid in full in February 2010.	-	673,904

Bank loan payable to Agricultural Development Bank of China, bearing interest at 5.31% per annum and due March 26, 2010. The loan was collateralized by buildings, machinery and equipment, and right to use land. The use of proceeds from the loan was restricted for purchase of grains. This loan was paid in full on March 29, 2010.	-	219,751

Total	$3,829,950	$1,801,960

NOTE 10.	ACCRUED EXPENSES

Accrued expenses consisted of the following:

	June 30, 2010	December 31, 2009
Accrued payroll	$119,067	$45,278
Accrued preferred stock dividend payable	96,051	-
Accrued interest	8,951	-
Accrued VAT and other taxes	17	71,690
Total	$224,086	$116,968

NOTE 11.	INCOME TAXES

People’s Republic of China (PRC)

Under the Enterprise Income Tax (“EIT”) Law of the PRC, the standard EIT rate is 25%.  Our PRC subsidiaries are subject to PRC income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate.  According to the Tax Pronouncement [2008] No. 149 issued by the State Administration of Tax of the PRC, the preliminary processing industry of agricultural products is entitled to EIT exemption starting January 1, 2008.  Our three primary operating entities, including Jinzhong Deyu, Jinzhong Yongcheng, and Jinzhong Yuliang are subject to the EIT exemption.

The provision for income taxes from continuing operations on income consists of the following for the six months ended June 30, 2010 and 2009:

	June 30, 2010	June 30, 2009

Income tax expense – current	$-	$-
Income tax benefit – deferred	-	-
Total income tax expense	$-	$-

The following is a reconciliation of the statutory tax rate to the effective tax rate for the six months ended June 30, 2010 and 2009:

	June 30, 2010	June 30, 2009
U.S. statutory corporate income tax rate	34%	34%
PRC tax rate difference	(9%)	(9%)
Effect of tax exemption	(25%)	(25%)
Effective tax rate	-	-

NOTE 12.	RELATED PARTY TRANSACTIONS

Due to related parties:

	June 30, 2010	December 31, 2009
Advances from -
Mr. Junde Zhang	$95,949	$61,530
Mr. Jianming Hao	10,939	84,120
Total	$106,888	$145,650

Mr. Jianming Hao is our Chief Executive Officer and Managing Director.  Mr. Junde Zhang is a Vice President and Director.  Those advances as of June 30, 2010 and December 31, 2009 were unsecured, bearing no interest, and no due date was specified.

NOTE 13.	CONCENTRATION OF CREDIT RISK

As of June 30, 2010, $417,688 of restricted cash, as a result of the private placement and financings, was maintained in two accounts at Wachovia Bank (now Wells Fargo Bank N.A) in the United States.  This amount exceeds current FDIC deposit insurance by $170,000.  Wells Fargo Bank NA is currently rated 3 ½ (out of 4) by Bauer Financial, and management believes the risk to the uninsured amount is minimal.  All remaining cash balances as of June 30, 2010, and all of our cash balances in bank as of December 31, 2009, were maintained within the PRC where no rule or regulation currently in place to provide obligatory insurance for bank deposits in the event of bank failure.  However, we have not experienced any losses in such accounts and we believe we are not exposed to such risks on our cash balances in bank.

For the six month periods ended June 30, 2010 and for the year ended December 31, 2009, all of our sales were generated in the PRC.  In addition, all accounts receivable as of June 30, 2010 and December 31, 2009 were due from customers located in the PRC.

For the six month periods ended June 30, 2010 and for the year ended December 31, 2009, one customer accounted for 31% and 42% of our gross revenue, respectively, and no other single customer accounted for greater than 10%.  As of June 30, 2010 and December 31, 2009, the same customer accounted for 25% and 35% of our accounts receivable, respectively.

NOTE 14.	COMMITMENTS AND CONTINGENCIES

Leases:
We lease railroad lines, warehouses, and offices under operating leases.  Future minimum lease payments under operating leases with initial or remaining terms of one year or more are as follows:

Operating Leases
As of June 30,
2011	$163,403
2012	151,169
2013	149,414
2014	95,395
2015	95,395
Thereafter	1,178,123
$1,832,899

NOTE 15.	Series A Convertible Preferred Stock

On April 27, 2010, we designated 3,000,000 of our authorized preferred shares as $0.001 par value Series A Convertible Preferred Stock (“Series A Preferred”). The Series A Preferred is an equity instrument that does not embody a term or cash redemption requirement for matters other than those that are within the control of management. The Series A Preferred provides voting rights on an “as-converted” basis and for a preference to common shareholders amounting to $4.40 in the event of our liquidation. It also provides for cumulative dividends at an annual percentage of 5.0% that are payable semi-annually. The Series A Preferred is convertible into our common stock at a fixed conversion price of $4.40 that is subject to adjustment for changes in our capital structure and for sales of common stock or common stock linked securities below the conversion price, if any. The Series A Preferred provides for a contingent cash redemption of 130% of the liquidation value in the event that the common shares are not delivered upon notice of conversion. Because we have sufficient authorized and unissued common shares to settle the Series A Preferred conversion requirements, the conversion and, therefore the contingent redemption, are within our management’s control.

Current accounting standards require that we evaluate the terms and conditions of convertible preferred stock to determine (i) if the nature of the hybrid financial instrument, based upon its economic risks, is more akin to an equity contract or a debt contract for purposes of establishing classification of the embedded conversion feature and (ii) the classification of the host or hybrid financial instrument. Based upon a review of the terms and conditions of the Series A Preferred, our management has concluded that the financial instrument is more akin to an equity financial instrument. The major consideration underlying this conclusion is that the Series A Preferred is a perpetual financial instrument with no stated maturity or redemption date, or other redemption that is not within our management’s control. Other considerations in support of the equity conclusion included the voting rights and conversion feature into common shares. While the cumulative dividend feature may, in some instances, be likened to a debt-type coupon, the absence of a stated maturity date was determined to establish the cumulative dividend as a residual return, which does not obviate the equity nature of the financial instrument. Further, there are no cash redemption features that are not within the control of our management. As a result, classification in stockholders’ equity is appropriate for the Series A Preferred.

On April 27, 2010, we entered into a Securities Purchase Agreement that resulted in the sale of 2,455,863 shares of Series A Preferred and warrants to purchase 982,346 shares of our common stock on two closing dates of April 27, 2010 and May 7, 2010. Aggregate gross proceeds from the two closing events amounted to $10,805,750. Direct financing costs totaled $1,742,993 of which $1,555,627 was paid in cash and the balance of $187,366 represents the fair value of warrants that were issued to the placement agent associated with underlying 171,911 shares of our common stock. The proceeds and the related direct financing costs were allocated to the Series A Preferred and the warrants (classified in paid-in capital) based upon their relative fair values. The following table summarizes the components of the allocation:

	Series A Preferred	Paid-in Capital Warrants	Total
Fair values of financial instruments	$10,248,092	$1,239,254	$11,487,346

Gross proceeds	$9,810,227	$995,523	$10,805,750
Direct financing costs	(1,581,550)	(161,443)	(1,742,993)
Fair value of placement agent warrants	--	187,366	187,366
	$8,228,677	$1,021,446	$9,250,123

The warrants issued to the investors and placement agent have strike prices of $5.06 and $4.84, respectively, and expire in five years. The strike prices are subject to adjustment only for changes in our capital structure, but allow for cashless exercise under a formula that limits the aggregate issuable common shares. There are no redemption features embodied in the warrants and they have met the conditions provided in current accounting standards for equity classification.

In connection with the sales of Series A Preferred and warrants, we also entered into a Registration Rights Agreement with the Investors, in which we agreed to file a registration statement with the Securities and Exchange Commission to register for resale the Investor Shares, within 60 calendar days of the Closing Date and use our best efforts to have the registration statement declared effective within 150 calendar days of the Closing Date of the Private Placement. Both filing and achieving effectiveness on the registration statement are not within our management’s control and if we fail to file or achieve effectiveness we will be required to pay monthly liquidated damages in cash to each Investor of 0.5% of the dollar amount of the purchase price of the Investor Shares, on a pro rata basis, for each 30 day period the Registration Statement is not declared effective, up to a maximum of 8% of the purchase price. No liquidated damages shall be paid with respect to any shares that we are not permitted to include in the Registration Statement due to the SEC’s application of Rule 415. We account for liquidating damages, if any, when they are both probable of payment and estimable in amount. As of June 30, 2010, we have not recorded any amounts related to liquidated damages.

Fair value considerations:

Our accounting for the sale of Series A Preferred and warrants, and the issuance of warrants to the placement agent required the estimation of fair values of the financial instruments on the financing inception date. The development of fair values of financial instruments requires the selection of appropriate methodologies and the estimation of often subjective assumptions. We selected the valuation techniques based upon consideration of the types of assumptions that market participants would likely consider in exchanging the financial instruments in market transactions. The Series A Preferred was valued based upon a common stock equivalent method, enhanced by the cumulative dividend feature. The dividend feature was valued as the estimated cash flows of the dividends discounted to present value using an estimated weighted average cost of capital. The warrants were valued using a Black-Scholes-Merton Valuation Technique because it embodies all of the requisite assumptions (including trading volatility, estimated terms and risk free rates) necessary to fair value these instruments.

These fair values were necessary to develop relative fair value calculation for allocations of certain elements of the financing arrangement, principally proceeds and the related direct financing costs. The following tables reflect assumptions used to determine the fair value of the Series A Preferred stock:

	Fair Value	Series A Preferred	Series A Preferred
	Hierarchy Level	April 27, 2010	May 10, 2010
Indexed common shares		1,866,174	589,689

Components of fair value:
Common stock equivalent value		$6,631,403	$2,083,094
Dividend feature		659,821	209,439
		$7,791,224	$2,292,533

Significant assumptions:
Common stock price	3	3.55	3.53
Horizon for dividend cash flow projection	3	2.0	2.0
Weighted average cost of capital (“WACC”)	3	15.91%	15.55%

Fair value hierarchy:

(1)	Level 1 inputs are quoted prices in active markets for identical assets and liabilities, or derived there from. There were no level 1 inputs.

(2)	Level 2 inputs are significant other observable inputs. There were no level 2 inputs.

(3)	Level 3 inputs are unobservable inputs. Inputs for which any parts are level 3 inputs are classified as level 3 in their entirety.

●
Stock price- Given that management does not believe our current trading market price is indicative of the fair value of our common stock, the common stock price value was derived implicitly from an iterative process based upon the assumption that the consideration of the private placement was the result of an arm’s length transaction. The private placement was composed of Series A Preferred Stock and Series A warrants which were both indexed to our common stock; accordingly, we used an iterative process to determine the value of our common stock in order for the fair value of the Series A Preferred and Series A warrants to equal the amount of consideration received in the private placement.

●	Dividend horizon- We estimated the horizon for dividend payment at 2 years.
●
WACC- The rates utilized to discount the cumulative dividend cash flows to their present values were based on a weighted average cost of capital of 18.94% and 18.60%, as of April 27, 2010 and May 10, 2010, respectively. This discount rate was determined after consideration of the rate of return on debt capital and equity that typical investors would require in an investment in companies similar in size and operating in similar markets as Deyu Agriculture Corporation. The cost of equity was determined using a build-up method which begins with a risk free rate and adds expected risk premiums designed to reflect the additional risk of the investment. Additional premiums or discounts related specifically to us and the industry are also added or subtracted to arrive at the final cost of equity rate. The cost of debt was determined based upon available financing terms.

●	Significant inputs and assumptions underlying the BSM calculations related to the warrant valuations are as follows:

		April 27, 2010		May 10, 2010
	Fair Value Hierarchy Level	Investor warrants	Agent warrants	Investor warrants	Agent Warrants

Indexed shares		746,479	130,632	235,883	41,279
Exercise price		5.06	4.84	5.06	4.84

Significant assumptions:
Stock price	3	3.55	3.55	3.53	3.53
Remaining term	3	5 years	5 years	5 years	5 years
Risk free rate	2	2.39%	2.39%	2.24%	2.24%
Expected volatility	2	45.25%	45.25%	45.47%	45.47%

(1)	There were no Level 1 inputs.

(2)	Level 2 inputs include:
●	Risk-free rate- This rate is based on publicly-available yields on zero-coupon Treasury securities with remaining terms to maturity consistent with the remaining contractual term of the warrants
●
Expected volatility- We did not have a historical trading history sufficient to develop an internal volatility rate for use in BSM. As a result, we have used a peer approach wherein the historical trading volatilities of certain companies with similar characteristics as ours and who had a sufficient trading history were used as an estimate of our volatility. In developing this model, no one company was weighted more heavily.

(3)	Level 3 inputs include:
●
Stock price- Given that management does not believe our current trading market price is indicative of the fair value of our common stock, the stock price was determined implicitly from an iterative process based upon the assumption that the consideration of the private placement was the result of an arm’s length transaction.

●	Remaining term- We do not have a history to develop the expected term for our warrants. Accordingly, we have used the contractual remaining term in our calculations.

NOTE 16.	SUBSEQUENT EVENTS

None.

DEYU AGRICULTURE CORP AND SUBSIDIARIES
(formerly known as Eco Building International, Inc.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2009 and 2008

Audit •Tax • Consulting • Financial Advisor Registered with Public Company Accounting Oversight Board (PCAOB)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of:

Deyu Agriculture Corp.

We have audited the accompanying consolidated balance sheets of Deyu Agriculture Corp. (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deyu Agriculture Corp. as of December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KCCW
KCCW Accountancy Corp.

Diamond Bar, California
March 18, 2010, except for Note 1 as to which the date is May 12, 2010

DEYU AGRICULTURE CORP AND SUBSIDIARIES (formerly known as Eco Building International, Inc.)
CONSOLIDATED BALANCE SHEETS

	As of December 31,
Assets	2009	2008

Current Assets
Cash and cash equivalents	$2,562,501	$332,409
Accounts receivable, net	4,200,749	2,285,502
Inventory	8,233,760	3,780,998
Other receivable	28,998	-
Prepaid expenses	1,104,072	326,222
Due from related parties	-	5,716,380
Total Current Assets	16,130,080	12,441,511

Property, plant, and equipment, net	2,939,475	3,340,212
Construction-in-progress	3,254,696	-
Other assets	1,506,902	1,507,653
Intangible assets, net	-	-

Total Assets	$23,831,153	$17,289,376

Liabilities and Equity

Current Liabilities
Short-term loan	$1,801,960	$674,240
Accrued expenses	116,968	56,843
Due to related parties	145,650	3,915,795
Other current liabilities	68,339	-
Total Current Liabilities	2,132,917	4,646,878

Stockholders' Equity
Common stock, $0.001 par value; 75,000,000 shares authorized,
4,930,000 shares issued and outstanding	4,930	4,930
Additional paid-in capital	8,978,527	7,114,997
Other comprehensive income	909,311	898,235
Retained earnings	11,805,468	4,624,336
Total Stockholders' Equity	21,698,236	12,642,498

Total Liabilities and Stockholders’ Equity	$23,831,153	$17,289,376

The accompanying notes are an integral part of these consolidated financial statements.

DEYU AGRICULTURE CORP AND SUBSIDIARIES (formerly known as Eco Building International, Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS

	For The Years Ended December 31,
	2009	2008

Net revenue	$40,732,447	$17,269,937

Cost of goods sold	(30,136,581)	(12,673,361)

Gross Profit	10,595,866	4,596,576

Selling expenses	(1,947,613)	(770,157)
General and administrative expenses	(719,910)	(272,091)
Other expenses	(556,312)	-
Research and development expenses	(98,087)	(43,364)
Total Operating Expense	(3,321,922)	(1,085,612)

Operating Income	7,273,944	3,510,964

Interest income	10,081	1,440
Interest expense	(102,893)	(47,289)
Total Other Expense	(92,812)	(45,849)

Income before income taxes	7,181,132	3,465,115

Provision for income taxes	-	-

Net Income	$7,181,132	$3,465,115

Net Income per common share – basic and diluted	$1.46	$0.70

Weighted average number of common shares outstanding	4,930,000	4,930,000

The accompanying notes are an integral part of these consolidated financial statements.

DEYU AGRICULTURE CORP AND SUBSIDIARIES (formerly known as Eco Building International, Inc.)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Other
			Paid-in	Comprehensive	Retained
	Shares	Amount	Capital	Income	Earnings	Total

Balance at December 31, 2007	4,930,000	$4,930	$4,765,049	$206,957	$1,159,221	$6,136,157

Capital contributions	-	-	2,349,948	-	-	2,349,948

Net changes in foreign currency translation adjustment	-	-	-	691,278	-	691,278

Net earnings for the year ended December 31, 2008	-	-	-	-	3,465,115	3,465,115

Balance at December 31, 2008	4,930,000	4,930	7,114,997	898,235	4,624,336	12,642,498

Capital contributions	-	-	2,647,482	-	-	2,647,482

Effect of recapitalization	-	-	(783,952)	-	-	(783,952)

Net changes in foreign currency translation adjustment	-	-	-	11,076	-	11,076

Net earnings for the year ended December 31, 2009	-	-	-	-	7,181,132	7,181,132

Balance at December 31, 2009	4,930,000	$4,930	$8,978,527	$909,311	$11,805,468	$21,698,236

The accompanying notes are an integral part of these consolidated financial statements.

DEYU AGRICULTURE CORP AND SUBSIDIARIES (formerly known as Eco Building International, Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,181,132	$3,465,115
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation & amortization	329,265	237,246
Impairment of long-lived assets	556,312	-
Decrease (increase) in current assets:
Accounts receivable	(1,915,038)	(1,624,060)
Inventories	(4,451,514)	(2,202,870)
Prepaid expense and other current assets	(206,213)	(139,932)
Increase (decrease) in liabilities:
Accrued expense and other liabilities	128,402	23,154

Net cash provided by (used in) operating activities	1,622,346	(241,347)

CASH FLOWS FROM INVESTING ACTIVITIES
Repayment from (loan to) related parties	5,709,517	(2,015,055)
Construction of warehouse	(3,252,409)	-
Purchase of machinery and equipment	(1,087,016)	(827,419)

Net cash provided by (used in) investing activities	1,370,092	(2,842,474)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from short-term loans from bank	395,274	359,831
Net proceeds from short-term loans from related parties	84,061	1,731,301
Net proceeds from short-term loans from others	731,989	-
Net repayments of short-term loans from related parties	(3,849,607)	(1,110,254)
Proceeds from capital contributions	2,647,482	2,305,293
Net cash distribution for restructuring	(772,946)	-

Net cash provided by financing activities	(763,747)	3,286,171

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	1,401	10,020

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	2,230,092	212,370

CASH & CASH EQUIVALENTS, BEGINNING BALANCE	332,409	120,039

CASH & CASH EQUIVALENTS, ENDING BALANCE	$2,562,501	$332,409

SUPPLEMENTAL DISCLOSURES:
Income tax paid	$-	$-
Interest paid	$102,893	$47,289

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

Deyu Agriculture Corp. (the “Company”), formerly known as Eco Building International, Inc., was incorporated under the laws of the State of Nevada on December 23, 2008.  We completed the acquisition of City Zone Holdings Limited (“City Zone”), an agricultural products distributor in the Shanxi Province of the Peoples Republic of China (the “PRC”) engaged in procuring, processing, marketing, and distributing various grain and corn products, by means of a share exchange, effective April 27, 2010.  As a result of the share exchange, City Zone became our wholly-owned subsidiary.  We currently conduct our business primarily through three operating PRC subsidiaries, including Jinzhong Deyu Agriculture Trading Co., Ltd. (“Jinzhong Deyu”), Jinzhong Yuliang Agriculture Trading Co., Ltd. (“Jinzhong Yuliang”), and Jinzhong Yongcheng Agriculture Trading Co., Ltd. (“Jinzhong Yongcheng”).

On May 11, 2010, our Board of Directors adopted a resolution to change our name to "Deyu Agriculture Corp." The name change has been in the process of filing with the Nevada Secretary of State.

Details of our subsidiaries are as follows:

Name of Subsidiary	Domicile and Date of Incorporation	Registered Capital	Percentage of Ownership	Principal Activities
City Zone Holdings Limited (“City Zone”)	British Virgin Islands, July 27, 2009	$20,283,581	100%	Holding company of Most Smart

Most Smart International Limited (“Most Smart”)	Hong Kong, March 11, 2009	$1	100%	Holding company of Shenzhen Redsun

Redsun Technology (Shenzhen) Co., Ltd. (“Shenzhen Redsun”)	The PRC, August 20, 2009	$30,000	100%	Holding company of Shenzhen JiRuHai

Shenzhen JiRuHai Technology Co., Ltd. (“Shenzhen JiRuHai”)	The PRC, August 20, 2009	$14,638	100%	Holding company of Beijing Detian Yu

Detian Yu Biotechnology (Beijing) Co., Ltd. (“Beijing Detian Yu”)	The PRC, November 30, 2006	$7,637,723	100%	Wholesale distribution of packaged food products. Holding company of the following three entities

Jinzhong Deyu Agriculture Trading Co., Ltd. (“Jinzhong Deyu”)	The PRC, April 22, 2004	$1,492,622	100%	Organic grains preliminary processing and wholesale distribution.

Jinzhong Yongcheng Agriculture Trading Co., Ltd. (“Jinzhong Yongcheng”)	The PRC, May 30, 2006	$288,334	100%	Organic corns preliminary processing and wholesale distribution.

Jinzhong Yuliang Agriculture Trading Co., Ltd. (“Jinzhong Yuliang”)	The PRC, March 17, 2008	$281,650	100%	Organic corns preliminary processing and wholesale distribution.

Reverse Acquisition

On April 27, 2010, we entered into a Share Exchange Agreement (“Share Exchange”) under which we issued 8,736,932 shares of common stock, par value $0.001 per share, to Expert Venture Limited (“Expert Venture”), a company organized under the laws of the British Virgin Islands, and the other shareholders of City Zone (“the “City Zone Shareholders”).  As a result of the Share Exchange, City Zone became our wholly-owned subsidiary and City Zone Shareholders acquired a majority of our issued and outstanding common stocks.  Concurrent with the Share Exchange, Mr. Jianming Hao (“Mr. Hao”), the managing director of City Zone and all of its operating subsidiaries, was appointed our Chief Executive Officer.

As a result, the Share Exchange has been accounted for as a reverse acquisition using the purchase method of accounting, whereby City Zone is deemed to be the accounting acquirer (legal acquiree) and we are to be the accounting acquiree (legal acquirer).  The financial statements before the date of the Share Exchange are those of City Zone with our results being consolidated from the date of the Share exchange.  The equity section and earnings per share have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded.

City Zone was incorporated in the British Virgin Islands on July 27, 2009 under the BVI Business Companies Act, 2004.  In November 2009, pursuant to a restructuring plan set out below, City Zone has become the holding company of a group of companies comprising Most Smart, Shenzhen Redsun, Shenzhen JiRuHai, Beijing Detian Yu, Jinzhong Deyu, Jinzhong Yongcheng, and Jinzhong Yuliang.

Restructuring

In November 2009, pursuant to a restructuring plan (“Restructuring”) intended to ensure compliance with the PRC rules and regulations, City Zone, through a series of acquisitions and wholly-owned subsidiaries, acquired 100% equity interests in Jinzhong Deyu, Jinzheng Yuliang, and Jinzhong Yongcheng.  The former shareholders and key management of Jinzhong Deyu, Jinzhong Yongcheng, and Jinzhong Yuliang became the ultimate controlling parties and key management of City Zone.  This restructuring exercise has been accounted for as a recapitalization of Jinzhong Deyu, Jinzhong Yongcheng, and Jinzhong Yuliang with no adjustment to the historical basis of the assets and liabilities of these companies, while the historical financial positions and results of operations are consolidated as if the restructuring occurred as of the beginning of the earliest period presented in the accompanying consolidated financial statements.  For the purpose of consistent and comparable presentation, the consolidated financial statements have been prepared as if City Zone had been in existence since the beginning of the earliest and throughout the whole periods covered by these consolidated financial statements.

We mainly operate in the Shanxi Province, China in the business of bulk purchasing, preliminary processing, product preservation, distribution, and wholesale of organic grains and corns.  Corns are mainly wholesale distributed to agricultural product trading companies.  Grains are distributed through wholesale and through the network of supermarkets with our own brand names, including “De Yu” and “Shi-Tie” for certified organic grain products.  We established a complete chain of cultivation, seed breeding, research and development, production, marketing, and a nationwide distribution network in China.  We currently control approximately 550,000 mu of organic farmland, with 120,000-ton storage capacity, and 3 exclusive railroad lines.
NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements include the financial statements of City Zone Holdings Limited and its wholly-owned subsidiaries.  All significant inter-company account balances and transactions have been eliminated in consolidation.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The Company’s function currency is the Chinese Yuan, or Renminbi (“RMB”); however, the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”).

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its estimates based on historical experience and various other assumptions and information that are available and believed to be reasonable at the time the estimates are made. Therefore, actual results could differ from those estimates under different assumptions and conditions.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank and all highly liquid investments with original maturities of three months or less.

Accounts receivable

 Accounts receivable are recorded at net realizable value consisting of the carrying amount less allowance for doubtful accounts, as needed.  The Company assesses the collectability of accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.  Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends, and changes in customer payment patterns to evaluate the adequacy of these reserves.

Inventories

 The Company's inventories are stated at lower of cost or market.  Cost is determined on moving-average basis.  Costs of inventories include purchase and related costs incurred in delivering the products to their present location and condition.  Market value is determined by reference to selling prices after the balance sheet date or to management’s estimates based on prevailing market conditions.  Management periodically evaluates the composition of its inventories at least quarterly to identify slow-moving and obsolete inventories to determine if valuation allowance is required.

Property, plant, and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation.  Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized.  When property, plant, and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Useful Life (in years)
Automobiles	5
Buildings	30
Office equipment	5
Machinery and equipment	10

Construction-in-Progress

Construction-in-progress consists of amounts expended for warehouse construction.  Construction-in-progress is not depreciated until such time as the assets are completed and put into service.  Once warehouse construction is completed, the cost accumulated in construction-in-progress is transferred to property, plant, and equipment.

Long-lived assets

The Company applies the provisions of FASB ASC Topic 360 (ASC 360), "Property, Plant, and Equipment" which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  The Company periodically evaluate the carrying value of long-lived assets to be held and used in accordance with ASC 360, at least on an annual basis.  ASC 360 requires the impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.  In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets.  Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Financial assets and liabilities measured at fair value

FASB ASC 820, “Fair Value Measurements” (formerly SFAS No. 157) defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This guidance applies to other accounting pronouncements that require or permit fair value measurements.  On February 12, 2008, the FASB finalized FASB Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157 (ASC 820).  This Staff Position delays the effective date of SFAS No. 157 (ASC 820) for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  The adoption of SFAS No. 157 (ASC 820) had no effect on the Company’s financial position or results of operations.

Revenue recognition

The Company’s revenue recognition policies are in compliance with the SEC Staff Accounting Bulletin No. 104 (“SAB 104”).  We recognize product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.  We recognize revenue for product sales upon transfer of title to the customer.  Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement.  Shipping documents and the completion of any customer acceptance requirements, when applicable, are used to verify product delivery or that services have been rendered.  We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

Our revenue is recognized net of value-added tax (VAT) and sales discounts based on volume achieved in the same period that the related revenue is recorded.  The estimates are based on historical sales discounts, analysis of credit memo data, and other factors known at the time.  For the years ended December 31, 2009 and 2008, sales discounts were $847,849 and $455,633, respectively.

We offer a right of exchange on our deep end processed grain products sold through our relationship with grocery store networks. The consumer who purchases the product may exchange it for the same kind and quantity of product originally purchased. Per FASB ASC 605-15-25-1 and 605-15-15-2, these are not considered returns for revenue recognition purposes. For the years ended 2008 and 2009, respectively, we did not have any returns of our product. For the three months ended March 31, 2010, we also did not have any returns of our product.

Advertising costs

We expense the cost of advertising as incurred or, as appropriate, the first time the advertising takes place.  Advertising costs for the years ended December 31, 2009 and 2008 were not significant.

Research and development

We expense our research and development costs as incurred.  Research and development costs for the years ended December 31, 2009 and 2008 were $98,087 and $43,364, respectively.

Stock-based compensation

We record stock-based compensation in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation.”  ASC 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the employee’s requisite service period.  For the years ended December 31, 2009 and 2008, no stock-based compensation was issued or recorded.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.”  ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.  The adoption had no effect on our consolidated financial statements.

Foreign currency translation and comprehensive income

U.S. GAAP requires that recognized revenue, expenses, gains and losses be included in net income.  Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet.  Such items, along with net income, are components of comprehensive income.  Our functional currency is the Renminbi (“RMB”).  The unit of RMB is in Yuan.  Translation gains are classified as an item of other comprehensive income in the stockholders’ equity section of the consolidated balance sheet.

Statement of cash flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from our operations are calculated based upon the local currencies.  As a result, amounts related to assets and liabilities reported on the consolidated statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Recent pronouncements

In June 2009, the FASB issued ASC Topic 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”) - a replacement of FASB Statement No. 162”, which has become the source of authoritative accounting principles generally accepted in the United States recognized by the FASB to be applied to nongovernmental entities.  The Codification is effective in the third quarter of 2009, and accordingly, all subsequent reporting will reference the Codification as the sole source of authoritative literature.  We do not believe that this will have a material effect on its financial statements.

In June 2009, the FASB issued ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued.  It is effective for interim and annual periods ending after June 15, 2009.  There was no material impact upon the adoption of this standard on the Company’s financial statements.

In June 2009, the FASB issued ASC 810, “Consolidation”, for determining whether to consolidate a variable interest entity.  These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary.  We do not believe this pronouncement will impact its financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, which amends ASC Topic 820, “Measuring Liabilities at Fair Value”, which provides additional guidance on the measurement of liabilities at fair value.  These amended standards clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, we are required to use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, or quoted prices for similar liabilities when traded as assets.  If these quoted prices are not available, we are required to use another valuation technique, such as an income approach or a market approach.  These amended standards are effective for the Company beginning in the fourth quarter of fiscal year 2009 and did not have a significant impact on our financial statements.

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition – Multiple Deliverable Revenue Arrangements” (“ASU 2009-13”).  ASU 2009-13 updates the existing multiple-element revenue arrangements guidance currently included in FASB ASC 605-25.  The revised guidance provides for two significant changes to the existing multiple-element revenue arrangements guidance.  The first change relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting.  This change will result in the requirement to separate more deliverables within an arrangement, ultimately leading to less revenue deferral.  The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables.  Together, these changes will result in earlier recognition of revenue and related costs for multiple-element arrangements than under previous guidance.  This guidance also expands the disclosures required for multiple-element revenue arrangements.  We do not believe that this will have a material effect on its financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”.  This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10.  The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting.  The adoption of this ASU will not have a material impact on our consolidated financial statements.

NOTE 3.  ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2009	2008
Accounts receivable	$4,200,749	$2,285,502
Less: Allowance for doubtful accounts	-	-
Accounts receivable, net	$4,200,749	$2,285,502

NOTE 4.  INVENTORY

Inventory consisted of the following:

	As of December 31,
	2009	2008
Raw materials – grains	$1,323,848	$790,050
Finished goods – grains	412,995	228,472
Finished goods – corns	6,496,917	2,762,476
Total	$8,233,760	$3,780,998

NOTE 5.  PREPAID EXPENSES

Prepaid expenses consisted of the following:

	As of December 31,
	2009	2008
Prepayment for equipment	$600,653	$-
Deductible value-added taxes (VAT)	442,646	293,365
Prepaid rent	60,773	32,857
Total	$1,104,072	$326,222

NOTE 6.  PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following:

	As of December 31,
	2009	2008
Automobiles	$495,282	$81,633
Buildings	1,529,035	2,086,777
Office equipment	163,177	238,228
Machinery and equipment	1,648,748	1,501,127
Total cost	3,836,242	3,907,765
Less: Accumulated depreciation	(896,767)	(567,553)
Property, plant, and equipment, net	$2,939,475	$3,340,212

The buildings that we own, located in Jinzhong, Shanxi Province, China are used for production, warehouse, and offices for the grains business.  The building structure is mainly constructed of light steels and bricks.  For the year ended December, 31 2009, we observed a significant decrease in the construction cost of such property structure during its annual impairment testing of long-lived assets.  While future estimated operating results and cash flows are considered, we eventually employed the quoted replacement cost of the buildings as comparable market data.  As a result of this analysis, we concluded that the carrying amount of the buildings exceeded their appraised fair value, and recorded an impairment of $556,312 for the year ended December 31, 2009.  These charges are classified in the caption “other expenses” within operating expenses.

Depreciation expense for the years ended December 31, 2009 and 2008 was $329,265 and $220,336, respectively.  As of December 31, 2009 and 2008, $631,419 and $0 of machinery and equipment were pledged as collateral for short-term bank loans, respectively (see Note 9).

NOTE 7.  INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of December 31,
	2009	2008
Right to use land	$74,715	$74,753
Less: Accumulated amortization	(74,715)	(74,753)
Intangible assets, net	$-	$-

According to government regulations of the People’s Republic of China (“PRC”), the PRC Government owns all land.  We lease and obtain the certificate of right to use the industrial land of 11,667 square meters with the PRC Government in Jingzhong, Shanxi Province where Jinzhong Deyu’s buildings and production facility are located at.  The term of the right is four to five years and renewed upon expiration.  The right was fully amortized as of December 31, 2009 and 2008 using the straight-line method.  The current term of the right is for the period from March 14, 2007 to March 14, 2011.  Amortization expense recorded for the years ended December 31, 2009 and 2008 was $0 and $16,910, respectively.

As of December 31, 2009 and 2008, the right to use land was pledged as collateral for short-term bank loans (see Note 9).

NOTE 8.  OTHER ASSETS

Other assets consisted of timber, timberland, and farmland in the amount of $1,506,902 and $1,507,653 as of December 31, 2009 and 2008, respectively.  According to government regulations of the People’s Republic of China (“PRC”), the PRC Government owns timberland and farmland.  We lease and obtain the certificate of right to use farmland of approximately 1,605 acres (or 10,032 mu) for the period from August 2005 to December 2031.  For the same farmland, we obtain the certificate of the right to timber and 896 acres (or 5,600 mu) of timberland for the period from August 2006 to August 2028.  Timber mainly includes pine trees and poplar trees.

These timber, timberland, and farmland were not for operating use or intended for sale.  Based on management’s assessment, there was no impairment for the years ended December 31, 2009 and 2008.

NOTE 9.  SHORT-TERM LOAN

Short-term loan consisted of the following:

	As of December 31,
	2009	2008
Loan payable to Hangzhou TianCi Investment Management Co., Ltd., an unrelated party. The loan was unsecured, bearing no interest and no due date was specified.	$732,504	$-

Bank loan payable to Shanxi Province Rural Credit Union, bearing interest at 9.756% per annum and due February 15, 2010. The loan was obtained by Jinzhong Yongcheng and guaranteed by Jinzhong Yuliang, and the use of proceeds from the loan was restricted for purchase of corns. The loan was paid off in February 2010.	673,904	-

Bank loan payable to Agricultural Development Bank of China, bearing interest at 5.31% per annum and due March 26, 2010. The loan was collateralized by buildings, machinery and equipment, and right to use land. The use of proceeds from the loan was restricted for purchase of grains.	219,751	-

Bank loan payable to Agricultural Development Bank of China, bearing interest at 5.31% per annum and due June 22, 2010. The loan was collateralized by buildings, machinery and equipment, and right to use land. The use of proceeds from the loan was restricted for purchase of grains.	175,801	-

Bank loan payable to Shanxi Province Rural Credit Union, bearing interest at 12.24% per annum. The loan was obtained by Jinzhong Yongcheng and guaranteed by Jinzhong Yuliang, and the use of proceeds from the loan was restricted for purchase of corns. The loan was paid off in February 2009.	-	439,722

Bank loan payable to Shanxi Province Rural Credit Union, bearing interest at 13.75% per annum. The loan was obtained by Jinzhong Yongcheng and guaranteed by Jinzhong Yuliang, and the use of proceeds from the loan was restricted for purchase of corns. The loan was paid off in February 2009.	-	234,518

Total	$1,801,960	$674,240

NOTE 10.  ACCRUED EXPENSES

Accrued expenses consisted of the following:

	As of December 31,
	2009	2008
Accrued VAT and other taxes	$71,690	$38,021
Accrued payroll	45,278	18,386
Others	-	436
Total	$116,968	$56,843

NOTE 11.  INCOME TAXES

People’s Republic of China (PRC)

Under the Enterprise Income Tax (“EIT”) Law of the PRC, the standard EIT rate is 25%.  Our PRC subsidiaries are subject to PRC income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate.  According to the Tax Pronouncement [2008] No. 149 issued by the State Administration of Tax of the PRC, the preliminary processing industry of agricultural products is entitled to EIT exemption starting January 1, 2008.  Our three primary operating entities, including Jinzhong Deyu, Jinzhong Yongcheng, and Jinzhong Yuliang are subject to the EIT exemption.

The provision for income taxes from continuing operations on income consists of the following for the years ended December 31, 2009 and 2008:

Yeas Ended December 31,
	2009	2008

Income tax expense – current	$-	$-
Income tax benefit – deferred	-	-
Total income tax expense	$-	$-

The following is a reconciliation of the statutory tax rate to the effective tax rate for the years ended December 31, 2009 and 2008:

	Years Ended December 31,
	2009	2008
U.S. statutory corporate income tax rate	34%	34%
PRC tax rate difference	(9%)	(9%)
Effect of tax exemption	(25%)	(25%)
Effective tax rate	-	-

NOTE 12.  RELATED PARTY TRANSACTIONS

Due from related parties

Total due from related parties amounted to $0 and $5,716,380 as of December 31, 2009 and 2008, respectively.  The balance of $5,716,380 mainly consisted of loans to the original shareholders of Beijing Detian Yu.  Those loans were unsecured, bearing no interest, and no due date was specified.

Due to related parties

	As of December 31,
	2009	2008
Advances from -
Mr. Jianming Hao	$84,120	$-
Mr. Junde Zhang	61,530	556,981
Mr. Yongqing Ren	-	3,358,814
Total	$145,650	$3,915,795

Mr. Jianming Hao is our Chief Executive Officer and Managing Director.  Mr. Junde Zhang and Mr. Yongqing Ren are our Vice Presidents and Directors.  Those advances as of December 31, 2009 and 2008 were unsecured, bearing no interest, and no due date was specified.

Guarantees

As of December 31, 2009 and 2008, Jinzhong Yuliang provided guarantees on short-term loans obtained by Jinzhong Yongcheng.

NOTE 13.  CONCENTRATION OF CREDIT RISK

As of December 31, 2009 and 2008, all of our cash balances in banks were maintained within the PRC where no rule or regulation currently in place to provide obligatory insurance for bank deposits in the event of bank failure.  However, we have not experienced any losses in such accounts and believe it is not exposed to such risks on its cash balances in bank.

For the years ended December 31, 2009 and 2008, all of our sales were generated in the PRC.  In addition, all accounts receivable as of December 31, 2009 and 2008 were due from customers located in the PRC.

For the years ended December 31, 2009 and 2008, one customer accounted for 42% and 34% of our gross revenue, respectively, and no other single customer accounted for greater than 10%.  As of December 31, 2009 and 2008, the same customer accounted for 5% and 22% of our accounts receivable, respectively.

NOTE 14.  COMMITMENTS AND CONTINGENCIES

We lease railroad lines, warehouses, and offices under operating leases.  Future minimum lease payments under operating leases with initial or remaining terms of one year or more are as follows:

Operating Leases
Year ended December 31,
2010	$114,248
2011	104,480
2012	97,503
2013	96,625
2014	95,746
Thereafter	1,226,546
$1,735,148

NOTE 15.  SUBSEQUENT EVENTS

On January 6, 2010, Jinzhong Yuliang entered into a loan agreement with Shanxi Province Rural Credit Union for a borrowing of $585,754, bearing interest of 11.592% per annum and due December 8, 2010.  The use of proceeds from the loan is restricted for purchase of corns.  Jinzhong Deyu and Jinzhong Yongcheng provided guarantees on the loan for a period of two years starting from December 8, 2010.

On January 27, 2010, Jinzhong Yongcheng entered into a loan agreement with Shanxi Province Rural Credit Union for a borrowing of $1,245,093, bearing interest of 10.98% per annum and due January 13, 2011.  The use of proceeds from the loan is restricted for purchase of corns.  Jinzhong Deyu and Jinzhong Yuliang provided guarantees on the loan for a period of two years starting from January 13, 2011.

NOTE 16.  RESTATEMENT

We have restated our previously issued consolidated statement of cash flows for the year ended December 31, 2009 to reclassify amounts related to restructuring among City Zone and all subsidiaries underneath it (Note 1).

The restatement has no effect on the Company’s net income for the year ended December 31, 2009, nor does it have any effect on the Company’s retained earnings or net assets as of the beginning of the earliest period presented in these consolidated financial statements.

The following discloses the impact of the reclassifications on the Company consolidated statement of cash flows for the year ended December 31, 2009:

	For the Year Ended December 31, 2009
	As Previously Reported	Reclassifications	As Restated

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$1,622,346		$1,622,346

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of equities for recapitalization	(24,346,681)	24,346,681	-
Repayment from (loan to) related parties	5,709,517		5,709,517
Construction of warehouse	(3,252,409)		(3,252,409)
Purchase of machinery and equipment	(1,087,016)		(1,087,016)

Net cash (used in) provided by investing activities	(22,976,589)	24,346,681	1,370,092

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from short-term loans from bank	395,274		395,274
Net proceeds from short-term loans from related parties	84,061		84,061
Net proceeds from short-term loans from others	731,989		731,989
Net repayments of short-term loans from related parties	(3,849,607)		(3,849,607)
Proceeds from capital contributions	26,221,217	(23,573,735)	2,647,482
Net cash distribution for restructuring	-	(772,946)	(772,946)

Net cash provided by (used in) financing activities	23,582,934	(24,346,681)	(763,747)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	1,401		1,401
NET INCREASE IN CASH & CASH EQUIVALENTS	2,230,092	-	2,230,092
CASH & CASH EQUIVALENTS, BEGINNING BALANCE	332,409		332,409
CASH & CASH EQUIVALENTS, ENDING BALANCE	$2,562,501	$-	$2,562,501
SUPPLEMENTAL DISCLOSURES:
Income tax paid	$-		$-
Interest paid	$102,893		$102,893

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission Registration Fee	$1,184
Transfer Agent Fees	$2,000
Accounting fees	$30,000
Legal fees and expense	$100,000
Blue Sky fees and expenses	$7,000
Total	$140,184

All amounts are estimates other than the Commission’s registration fee. We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Revised Statute 78.037 permits a corporation to eliminate or limit the personal liability of a director or officer to the corporation or its stockholders for damages relating to breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of distributions in violation of Nevada Revised Statute 78.300.

Nevada Revised Statutes 78.7502 provides as follows with respect to indemnification of directors, officers, employees and agents:

(a)
We may indemnify any person who was or is a party or is threatened to be made a party to any action, except an action by us, by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving as a director, officer, employee or agent of any other person at our request, against expenses actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (i) is not liable for breach of his fiduciary duties as a director or officer pursuant to Nevada Revised Statutes 78.138; and (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

(b)
We may indemnify any person who was or is a party or is threatened to be made a party to any action by us, by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving as a director, officer, employee or agent of any other person at our request, against expenses actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (i) is not liable for breach of his fiduciary duties pursuant to Nevada Revised Statutes 78.138; and (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to our best interest.  We may not indemnify him for any claim, issue or matter as to which he has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to us or for amounts paid in settlement to us, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(c)
To the extent that our director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, we are required to indemnify him against expenses, including attorneys’ fees actually and reasonably incurred by him in connection with the defense.

Our Articles of Incorporation and Bylaws provide for elimination of any liability of our directors and officers and indemnity of our directors and officers to the fullest extent permitted by Nevada law.

The above-described provisions relating to the exclusion of liability and indemnification of directors and officers are sufficiently broad to permit the indemnification of such persons in certain circumstances against liabilities arising under the Securities Act of 1933.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and officers and to persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In connection with the Exchange Agreement, on April 27, 2010, we issued an aggregate of 8,736,932 shares of Common Stock to the City Zone Shareholders.  We received in exchange from the City Zone Shareholders 100% of the shares of City Zone, which exchange resulted in City Zone becoming our wholly owned subsidiary. The issuance of such securities was exempt from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Immediately after the  Share Exchange, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) for the issuance and sale in a private placement of units, consisting of, 2,455,863 shares of our Series A Convertible Preferred Stock, par value $0.001 per share (the “Investor Shares”) and Series A warrants to purchase up to 982,362 shares of our Common Stock (the “Warrants”), for aggregate gross proceeds of approximately USD $10,805,705 (“the Private Placement”). The issuance of the Investor Shares, the Warrant Shares and the Warrants were exempt from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

2.1	Share Exchange Agreement Dated April 27, 2010 (1)

3.1	Articles of Incorporation (2)

3.2	Certificate of Amendment of Certificate of Incorporation (3)

3.3	By-Laws (2)

4.1	Certificate of Designation of Rights and Preferences of Series A Preferred Stock (1)

4.2	Form of Series A Warrant (1)

5.1	Legal Opinion of Anslow & Jaclin LLP *

10.1	Securities Purchase Agreement Dated April 27, 2010 (1)

10.2	Registration Rights Agreement Dated April 27, 2010 (1)

10.3	Form of Lock-Up Agreement Dated April 27, 2010 (1)

10.4	Securities Escrow Agreement Dated April 27, 2010 (1)

10.5	Placement Agent Agreement between the Company and Maxim Group, LLC dated January 27, 2010*

10.6	Share Transfer Agreement between Hong Wang and Yam Sheung Kwok dated April 26, 2010*

10.7	Share Transfer Agreement between Jianming Hao and Yam Sheung Kwok dated April 26, 2010*

10.8	Share Transfer Agreement between Wenjun Tian and Yam Sheung Kwok dated April 26, 2010*

10.9	Share Transfer Agreement between Yongqing Ren and Yam Sheung Kwok dated April 26, 2010*

10.10	Share Transfer Agreement between Junde Zhang and Yam Sheung Kwok dated April 26, 2010*

10.11	Employment Agreement between David Lethem, as Chief Financial Officer, and the Company dated June 18, 2010 (4)

10.12	Certificate from China Organic Food Certification Center dated December 21, 2009*

10.13	Corn Purchase Letter of Intent between Shanghai Yihai Trading Co., Ltd., Shanxi Office and Jinzhong Yuliang Agricultural Trading Co., Limited dated December 20, 2009*

10.14	Warehouse Lease Agreement between Shanxi 661 Warehouse and Jinzhong Yongcheng Agricultural Trading Co., Limited dated December 21, 2006*

10.15	Warehouse Lease Agreement between Shanxi Means of Production Company, Yuci Warehouse (formerly, the 671 Warehouse) and Jinzhong Yongcheng Agricultural Trading Co., Limited dated December 28, 2008*

10.16	Railway Lease Agreement between Shanxi Cereal & Oil Group, Mingli Reservation Depot and Jinzhong Yongcheng Agriculture Trading Co., Limited dated December 21, 2006*

10.17	Railway Lease Agreement between Shanxi Yuci Cereal Reservation Depot and Jinzhong Yongcheng Agriculture Trading Co., Limited dated November 15, 2007*

10.18	Railway Lease Agreement between Yuci Dongzhao Railway Freight Station and Jinzhong Yongcheng Agriculture Trading Co., Limited dated December 21, 2006*

10.19	Agricultural Technology Cooperation Agreement between Jinzhong Deyu Agriculture Trading Co., Ltd. and Millet Research Institute, Shanxi Academy of Agricultural Science dated October 2007*

10.20	Agricultural Technology Cooperation Agreement between Sorghum Institute, Shanxi Academy of Agricultural Sciences and Jinzhong Deyu Agriculture Trading Co., Ltd. dated August 24, 2008*

10.21	Certificate of Forest Rights for the Yuci Forest Right Certificate (2005) No. 01518 dated August 11, 2006*

14.1	Code of Conduct*

21.1	List of Subsidiaries *

23.1	Consent of KCCW Accountancy Corp *

23.2	Consent of Anslow and Jaclin, LLP. (included in Exhibits 5.1 hereto ) *

99.1	Audit Committee Charter adopted August 19, 2010*

(1)	Incorporated by reference to our Form 8-K filed on May 3, 2010.

(2)	Incorporated by reference to our Registration Statement on Form S-1 filed on July 8, 2009.

(3)	Incorporated by reference to our Form 8-K filed on June 4, 2010.

(4)	Incorporated by reference to our Form 8-K filed on June 18, 2010.

* Filed herewith.

ITEM 17. UNDERTAKINGS.

Undertaking Required by Item 512 of Regulation S-K.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which it offers or sells securities are being made, a post-effective amendment to this Registration Statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) For determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) For determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

(4) Any other communication that is an offer in the offering made by the registrant to the purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is relying on Rule 430A:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, Deyu Agriculture Corp., the registrant, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jinzhong City, Shanxi Province, China, on September 16, 2010.

DEYU AGRICULTURE CORP.

By:	/s/ Jianming Hao
Jianming Hao,
Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Jianming Hao	Chief Executive Officer	September 16, 2010
Jianming Hao

/s/ David Lethem	Principal Financial Officer, Controller and	September 16, 2010
David Lethem	Principal Accounting Officer

/s/Jianbin Zhou	Chief Operating Officer	September 16, 2010
Jianbin Zhou

In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by a majority of the board of directors and on the dates indicated.

Signature	Date

/s/ Jianming Hao	September 16, 2010
Jianming Hao

/s/ Wenjun Tian	September 16, 2010
Wenjun Tian

/s/ Al Carmona	September 16, 2010
Al Carmona

/s/ Longjiang Yuan	September 16, 2010
Longjiang Yuan

/s/ Timothy Stevens	September 16, 2010
Timothy Stevens